UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2018 - CPFL Energia S.A.

Table of Contents
Company Data
Capital Composition	1
Individual interim financial statements
Statement of Financial Position - Assets	2
Statement of Financial Position - Liabilities and Equity	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows – Indirect Method	6
Statement of Changes in Equity
01/01/2018 to 03/31/2018	7
01/01/2017 to 03/31/2017	8
Statements of Value Added	9
Consolidated Interim Financial Statements
Statement of Financial Position - Assets	10
Statement of Financial Position - Liabilities and Equity	11
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows - Indirect Method	15
Statement of Changes in Equity
01/01/2018 to 03/31/2018	17
01/01/2017 to 03/31/2017	18
Statements of Value Added	19
Comments on Performance	20
Notes to Interim financial statements	29
Other relevant information	87
Reports
Independent Auditor’s Report - Unqualified	88
Management declaration on financial statements	90
Management declaration on independent auditor’s report	91

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Capital Composition

Number of Shares (In units)	Closing Date 03/31/2018
Paid-in capital
Common	1,017,914,746
Preferred	0
Total	1,017,914,746
Treasury Stock	0
Common	0
Preferred	0
Total	0

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Financial Position – Assets

(n thousands of Brazilian reais - R$)

Code	Description	Current quarter 03/31/2018	Prior period 12/31/2017
1	Total assets	9,653,038	9,463,648
1.01	Current assets	207,286	275,382
1.01.01	Cash and cash equivalents	3,486	6,581
1.01.06	Taxes recoverable	63,910	63,751
1.01.06.01	Current taxes recoverable	63,910	63,751
1.01.06.01.01	Income tax and social contribution to be offset	16,934	17,052
1.01.06.01.02	Other taxes recoverable	46,976	46,699
1.01.08	Other current assets	139,890	205,050
1.01.08.03	Other	139,890	205,050
1.01.08.03.01	Other receivables	466	243
1.01.08.03.04	Dividends and interest on capital	139,424	204,807
1.02	Noncurrent assets	9,445,752	9,188,266
1.02.01	Long-term assets	502,319	629,352
1.02.01.06	Deferred taxes	146,052	145,778
1.02.01.06.02	Deferred tax assets	146,052	145,778
1.02.01.08	Receivables from related parties	-	127,147
1.02.01.08.02	Receivables from subsidiaries	-	127,147
1.02.01.09	Other noncurrent assets	356,267	356,427
1.02.01.09.04	Escrow deposits	731	665
1.02.01.09.07	Advance for future capital increase	350,000	350,000
1.02.01.09.10	Other receivables	5,536	5,762
1.02.02	Investments	8,942,192	8,557,673
1.02.02.01	Equity interests	8,942,192	8,557,673
1.02.02.01.02	Investments in subsidiaries	8,942,192	8,557,673
1.02.03	Property, plant and equipment	1,149	1,170
1.02.03.01	Property, plant and equipment - in servce	1,149	1,170
1.02.04	Intangible assets	92	71
1.02.04.01	Other intangible assets	92	71

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Description	Current quarter 03/31/2018	Prior period 12/31/2017
2	Total liabilities	9,653,038	9,463,648
2.01	Current liabilities	301,690	303,812
2.01.02	Trade payables	1,438	1,644
2.01.02.01	Domestic suppliers	1,438	1,644
2.01.03	Taxes payable	1,943	717
2.01.03.01	Federal taxes	1,943	717
2.01.03.01.02	PIS (tax on revenue)	18	14
2.01.03.01.03	COFINS (tax on revenue)	109	87
2.01.03.01.04	Other federal taxes	1,816	616
2.01.04	Borrowings	-	1,938
2.01.04.02	Debentures	-	1,938
2.01.04.02.02	Interests on debentures	-	1,938
2.01.05	Other liabilities	298,309	299,513
2.01.05.02	Others	298,309	299,513
2.01.05.02.01	Dividends and interest on capital payable	281,914	281,919
2.01.05.02.07	Other liabilities	16,395	17,594
2.02	Noncurrent liabilities	12,545	198,308
2.02.01	Borrowings	-	184,388
2.02.01.02	Debentures	-	184,388
2.02.01.02.01	Debentures	-	184,388
2.02.02	Other liabilities	11,985	13,320
2.02.02.02	Others	11,985	13,320
2.02.04	Provisons	560	600
2.02.04.01	Tax, social security, labor and civil provisions	560	600
2.02.04.01.02	Social security and labor provisions	61	57
2.02.04.01.04	Civil provisions	499	543
2.03	Equity	9,338,803	8,961,528
2.03.01	Issued capital	5,741,284	5,741,284
2.03.02	Capital reserves	468,018	468,014
2.03.04	Earnings reserves	2,958,048	2,916,736
2.03.04.01	Legal reserve	798,090	798,090
2.03.04.02	Statutory reserve	2,159,958	2,118,646
2.03.05	Retained earnings	360,478	-
2.03.08	Other comprehensive income	(189,025)	(164,506)
2.03.08.01	Accumulated comprehensive income	(189,025)	(164,506)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of income

(In thousands of Brazilian reais - R$)

Code	Description	YTD current period 01/01/2018 to 03/31/2018	YTD prior period 01/01/2017 to 03/31/2017
3.04	Operating income (expenses)	441,740	254,680
3.04.02	General and administrative expenses	(9,246)	(17,167)
3.04.06	Share of profit (loss) of investees	450,986	271,847
3.05	Profit before finance income (costs) and taxes	441,740	254,680
3.06	Finance income (costs)	1,775	(17,340)
3.06.01	Finance income	7,084	5,765
3.06.02	Finance costs	(5,309)	(23,105)
3.07	Profit (loss) before taxes on income	443,515	237,340
3.08	Income tax and social contribution	268	8,546
3.08.01	Current	(5)	-
3.08.02	Deferred	273	8,546
3.09	Profit (loss) from continuing operations	443,783	245,886
3.11	Profit (loss) for the period	443,783	245,886
3.99.01.01	ON	0.44000	0.24000
3.99.02.01	ON	0.44000	0.24000

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais - R$)

Code	Description	YTD current period 01/01/2018 to 03/31/2018	YTD prior 01/01/2017 to 03/31/2017
4.01	Profit for the period	443,783	245,886
4.02	Other comprehensive income	(1,804)	-
4.02.01	Comprehensive income for the period of subsidiaries	(1,804)	-
4.03	Total comprehensive income for the period	441,979	245,886

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais - R$)

Code	Description	YTD current period 01/01/2018 to 03/31/2018	YTD prior period 01/01/2017 to 03/31/2017
6.01	Net cash from operating activities	55,547	173,279
6.01.01	Cash generated from operations	(4,478)	(12,121)
6.01.01.01	Profit for the period before income tax and social contribution	443,515	237,339
6.01.01.02	Depreciation and amortization	48	54
6.01.01.03	Interest on debts, inflation adjustment and exchange rate changes	2,981	22,329
6.01.01.04	Share of profit (loss) of investees	(450,986)	(271,847)
6.01.01.05	Provision for tax, civil and labor risks	(36)	4
6.01.02	Changes in assets and liabilities	60,025	185,400
6.01.02.01	Dividend and interest on capital received	65,383	189,515
6.01.02.02	Taxes recoverable	(20)	(1,979)
6.01.02.03	Escrow deposits	(65)	364
6.01.02.04	Other operating assets	174	18,096
6.01.02.05	Trade payables	(206)	(1,886)
6.01.02.06	Other taxes and social contributions	1,220	1,135
6.01.02.07	Interest paid on debts and debentures	(4,235)	-
6.01.02.09	Other operating liabilities	(2,199)	(19,661)
6.01.02.10	Tax, civil and labor risks paid	(27)	(184)
6.02	Net cash from investing activities	127,364	(1,688)
6.02.01	Purchases of property, plant and equipment	(198)	-
6.02.04	Intragroup loans	127,625	29,820
6.02.07	Purchases of intangible assets	(23)	(8)
6.02.08	Advance for future capital increases	(40)	(31,500)
6.03	Net cash from financing activities	(186,006)	(220,904)
6.03.01	Repayment of principal of borrowings and debentures, net of derivatives	(186,000)	-
6.03.02	Dividend and interest on capital paid	(6)	(220,904)
6.05	Increase (decrease) in cash and cash equivalents	(3,095)	(49,313)
6.05.01	Cash and cash equivalents at the beginning of the period	6,581	64,974
6.05.02	Cash and cash equivalents at the end of the period	3,486	15,661

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2018 to March 31, 2018

(In thousands of Brazilian reais - R$)

Code	Description	Share capital	Capital reserves, options granted and treasury shares	Earnings reserves	Retained earnings or accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,741,284	468,014	2,916,736	-	- 164,506	8,961,528
5.03	Adjusted opening balances	5,741,284	468,014	2,916,736	-	- 164,506	8,961,528
5.05	Total comprehensive income	-	-	-	395,322	- 18,051	377,271
5.05.01	Profit for the period	-	-	-	443,783	-	443,783
5.05.02	Other comprehensive income	-	-	-	- 48,461	- 18,051	- 66,512
5.05.02.09	Share of profit (loss) on comprehensive income of subsidiaries and associates	-	-	-	- 48,461	- 18,051	- 66,512
5.06	Internal changes in equity	-	4	41,313	- 34,845	- 6,468	4
5.06.04	Equity on comprehensive income of subsidiaries	-	-	-	6,468	- 6,468	-
5.06.05	Changes in statutory reserve in the period	-	-	41,313	- 41,313	-	-
5.06.09	Other changes in noncontrolling interests	-	4	-	-	-	4
5.07	Closing balances	5,741,284	468,018	2,958,049	360,477	- 189,025	9,338,803

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2017 to March 31, 2017

(In thousands of Brazilian reais - R$)

Code	Description	Share capital	Capital reserves, options granted and treasury shares	Earnings reserves	Retained earnings or accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,741,284	468,014	1,995,355	-	- 234,632	7,970,021
5.03	Adjusted opening balances	5,741,284	468,014	1,995,355	-	- 234,632	7,970,021
5.04	Capital transactions with owners	-	-	- 7,820	-	-	- 7,820
5.04.06	Dividends	-	-	- 7,820	-	-	- 7,820
5.05	Total comprehensive income	-	-	-	245,886	-	245,886
5.05.01	Profit for the period	-	-	-	245,886	-	245,886
5.06	Internal changes in equity	-	-	26,680	- 20,269	- 6,411	-
5.06.04	Share of profit (loss) on comprehensive income of subsidiaries and associates	-	-	-	6,411	- 6,411	-
5.06.05	Changes in statutory reserve in the period	-	-	26,680	- 26,680	-	-
5.07	Closing balances	5,741,284	468,014	2,014,215	225,617	- 241,043	8,208,087

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Individual Financial Statements

Statement of Value Added

(In thousands of Brazilian reais - R$)

Code	Description	YTD current period 01/01/2018 to 03/31/2018	YTD prior period 01/01/2017 to 03/31/2017
7.01	Revenues	221	8
7.01.03	Revenues related to construction of own assets	221	8
7.02	Inputs purchased from third parties	(2,837)	(2,804)
7.02.02	Materials, energy, third-party services and others	(2,122)	(2,201)
7.02.04	Others	(715)	(603)
7.03	Gross value added	(2,616)	(2,796)
7.04	Retentions	(48)	(54)
7.04.01	Depreciation and amortization	(48)	(54)
7.05	Wealth created by the company	(2,664)	(2,850)
7.06	Wealth received in transfer	458,417	277,916
7.06.01	Share of profit (loss) of investees	450,986	271,847
7.06.02	Finance income	7,431	6,069
7.07	Total wealth for distribution	455,753	275,066
7.08	Wealth distributed	455,753	275,066
7.08.01	Personnel and charges	5,543	12,076
7.08.01.01	Salaries and wages	2,524	8,824
7.08.01.02	Benefits	2,587	2,485
7.08.01.03	FGTS (Severance Pay Fund)	432	767
7.08.02	Taxes, fees and contributions	1,120	(6,069)
7.08.02.01	Federal	1,104	(6,074)
7.08.02.02	State	16	5
7.08.03	Lenders and lessors	5,307	23,173
7.08.03.01	Interest	5,306	22,975
7.08.03.02	Rentals	1	198
7.08.04	Shareholders	443,783	245,886
7.08.04.03	Retained earnings / Loss for the period	443,783	245,886

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais - R$)

Code	Description	Current quarter 03/31/2018	Prior period 12/31/2017
1	Total assets	41,166,359	41,282,912
1.01	Current assets	9,603,033	9,581,212
1.01.01	Cash and cash equivalents	3,028,978	3,249,642
1.01.02	Financial investments	183	139
1.01.02.02	Financial investments at amortized cost	183	139
1.01.02.02.01	Held-to-maturity securities	183	139
1.01.03	Trade receivables	4,258,871	4,301,283
1.01.03.01	Consumers	4,258,871	4,301,283
1.01.06	Taxes recoverable	417,645	395,046
1.01.06.01	Current taxes recoverable	417,645	395,046
1.01.06.01.01	Income tax and social contribution to be offset	107,230	88,802
1.01.06.01.02	Other taxes recoverable	310,415	306,244
1.01.08	Other current assets	1,897,356	1,635,102
1.01.08.03	Others	1,897,356	1,635,102
1.01.08.03.01	Other receivables	904,877	900,358
1.01.08.03.02	Derivatives	341,350	444,029
1.01.08.03.04	Dividends and interest on capital	56,145	56,145
1.01.08.03.05	Concession financial asset	24,017	23,736
1.01.08.03.06	Sector financial asset	570,967	210,834
1.02	Noncurrent assets	31,563,326	31,701,700
1.02.01	Long-term assets	10,267,036	10,323,201
1.02.01.03	Trade receivables	243,195	236,539
1.02.01.03.01	Consumers	243,195	236,539
1.02.01.06	Deferred taxes	977,462	943,199
1.02.01.06.02	Deferred tax assets	977,462	943,199
1.02.01.08	Receivables from related parties	-	8,612
1.02.01.08.03	Receivables from owners of the Company	-	8,612
1.02.01.09	Other noncurrent assets	9,046,379	9,134,851
1.02.01.09.03	Derivatives	116,934	203,901
1.02.01.09.04	Escrow deposits	854,224	839,990
1.02.01.09.05	Income tax and social contribution to be offset	65,285	61,464
1.02.01.09.06	Other taxes recoverable	170,279	171,980
1.02.01.09.08	Concession financial asset	6,794,551	6,545,668
1.02.01.09.09	Investments at cost	116,654	116,654
1.02.01.09.10	Other receivables	861,611	840,192
1.02.01.09.11	Sector financial asset	66,841	355,002
1.02.02	Investments	1,065,403	1,001,550
1.02.02.01	Equity interests	1,065,403	1,001,550
1.02.03	Property, plant and equipment	9,678,537	9,787,125
1.02.03.01	PP&E - in service	9,383,535	9,535,933
1.02.03.03	PP&E - in progress	295,002	251,192
1.02.04	Intangible assets	10,552,350	10,589,824
1.02.04.01	Intangible assets	10,552,350	10,589,824

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Description	Current quarter 03/31/2018	Prior period 12/31/2017
2	Total liabilities	41,166,359	41,282,912
2.01	Current liabilities	10,464,792	11,378,688
2.01.01	Payroll and related taxes	124,533	116,080
2.01.01.02	Payroll taxes	124,533	116,080
2.01.01.02.01	Estimated payroll	124,533	116,080
2.01.02	Trade payables	2,528,146	3,296,870
2.01.02.01	Domestic suppliers	2,528,146	3,296,870
2.01.03	Taxes payable	721,308	710,303
2.01.03.01	Federal taxes	331,184	300,748
2.01.03.01.01	Income tax and social contribution	101,510	81,457
2.01.03.01.02	PIS (tax on revenue)	34,226	32,486
2.01.03.01.03	COFINS (tax on revenue)	158,034	141,757
2.01.03.01.04	Other federal taxes	37,414	45,048
2.01.03.02	State taxes	384,261	403,512
2.01.03.02.01	ICMS (state VAT)	384,230	403,492
2.01.03.02.02	State taxes - other	31	20
2.01.03.03	Municipal taxes	5,863	6,043
2.01.03.03.01	Other municipal taxes	5,863	6,043
2.01.04	Borrowings	5,454,449	5,292,679
2.01.04.01	Borrowings	3,562,035	3,589,606
2.01.04.01.01	In local currency	1,813,298	1,258,329
2.01.04.01.02	In foreign currency	1,748,737	2,331,277
2.01.04.02	Debentures	1,892,414	1,703,073
2.01.04.02.01	Debentures	1,892,414	1,703,073
2.01.05	Other liabilities	1,636,356	1,962,756
2.01.05.02	Others	1,636,356	1,962,756
2.01.05.02.01	Dividends and interest on capital payable	294,141	297,744
2.01.05.02.04	Derivatives	40,943	10,230
2.01.05.02.05	Sector financial liability	17,860	40,111
2.01.05.02.06	Use of public asset	10,939	10,965
2.01.05.02.07	Other payables	1,061,146	961,306
2.01.05.02.08	Regulatory charges	145,194	581,600
2.01.05.02.09	Post-employment benefit obligation	66,133	60,800

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Code	Description	Current quarter 03/31/2018	Prior period 12/31/2017
2.02	Noncurrent liabilities	19,162,344	18,717,880
2.02.01	Borrowings	15,352,469	14,875,904
2.02.01.01	Borrowings	6,536,192	7,402,450
2.02.01.01.01	In local currency	4,257,638	4,884,253
2.02.01.01.02	In foreign currency	2,278,554	2,518,197
2.02.01.02	Debentures	8,816,277	7,473,454
2.02.01.02.01	Debentures	8,816,277	7,473,454
2.02.02	Other liabilities	1,595,064	1,631,253
2.02.02.02	Others	1,595,064	1,631,253
2.02.02.02.03	Trade payables	130,334	128,438
2.02.02.02.04	Private pension plan	872,113	880,360
2.02.02.02.05	Derivatives	37,544	84,576
2.02.02.02.06	Sector financial liability	23,973	8,385
2.02.02.02.07	Use of public asset	84,847	83,766
2.02.02.02.08	Other payables	429,794	426,889
2.02.02.02.09	Federal taxes	16,459	18,839
2.02.03	Deferred taxes	1,236,496	1,249,589
2.02.03.01	Deferred income tax and social contribution	1,236,496	1,249,589
2.02.04	Provisions	978,315	961,134
2.02.04.01	Tax, social security, labor and civil provisions	978,315	961,134
2.02.04.01.01	Tax provisions	365,656	347,291
2.02.04.01.02	Social security and labor provisions	229,725	224,258
2.02.04.01.04	Civil provisions	279,099	291,388
2.02.04.01.05	Others	103,835	98,197
2.03	Consolidated equity	11,539,223	11,186,344
2.03.01	Issued capital	5,741,284	5,741,284
2.03.02	Capital reserves	468,018	468,014
2.03.04	Earnings reserves	2,958,048	2,916,736
2.03.04.01	Legal reserve	798,090	798,090
2.03.04.02	Statutory reserve	2,159,958	2,118,646
2.03.05	Retained earnings	360,478	-
2.03.08	Other comprehensive income	(189,024)	(164,506)
2.03.09	Noncontrolling interests	2,200,419	2,224,816

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of income

(In thousands of Brazilian reais - R$)

Code	Description	YTD current period 01/01/2018 to 03/31/2018	YTD prior 01/01/2017 to 03/31/2017
3.01	Net operating revenue	6,374,654	5,538,779
3.02	Cost of electric energy services	(5,055,015)	(4,305,648)
3.02.01	Cost of electric energy	(4,013,721)	(3,220,654)
3.02.02	Cost of operation	(669,933)	(669,727)
3.02.03	Cost of services rendered to third parties	(371,361)	(415,267)
3.03	Gross profit	1,319,639	1,233,131
3.04	Operating expenses/income	(343,692)	(413,950)
3.04.01	Selling expenses	(128,640)	(149,218)
3.04.02	General and administrative expenses	(203,875)	(261,565)
3.04.05	Other operating expenses	(96,533)	(82,876)
3.04.06	Share of profit (loss) of investees	85,356	79,709
3.05	Profit before finance income (costs) and taxes	975,947	819,181
3.06	Finance income (costs)	(307,519)	(436,138)
3.06.01	Finance income	197,151	280,711
3.06.02	Finance costs	(504,670)	(716,849)
3.07	Profit before taxes	668,428	383,043
3.08	Income tax and social contribution	(249,024)	(150,922)
3.08.01	Current	(265,458)	(202,520)
3.08.02	Deferred	16,434	51,598
3.09	Profit from continuing operations	419,404	232,121
3.11	Consolidated profit for the period	419,404	232,121
3.11.01	Attributable to owners of the Company	443,783	245,886
3.11.02	Attributable to noncontrolling interests	(24,379)	(13,765)
3.99.01.01	ON	0.44000	0.24000
3.99.02.01	ON	0.44000	0.24000

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais - R$)

Code	Description	YTD current period 01/01/2018 to 03/31/2018	YTD prior period 01/01/2017 to 03/31/2017
4.01	Consolidated profit for the period	419,404	232,121
4.02	Other comprehensive income	(1,804)	-
4.02.01	Actuarial gains (losses)	(1,804)	-
4.03	Consolidated comprehensive income for the period	417,600	232,121
4.03.01	Attributable to owners of the Company	441,979	245,886
4.03.02	Attributable to noncontrolling interests	(24,379)	(13,765)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais - R$)

Code	Description	YTD current period 01/01/2018 to 03/31/2018	YTD prior period 01/01/2017 to 03/31/2017
6.01	Net cash from operating activities	(463,070)	272,288
6.01.01	Cash generated from operations	1,420,842	1,418,071
6.01.01.01	Profit for the period before income tax and social contribution	668,428	383,043
6.01.01.02	Depreciation and amortization	390,185	376,718
6.01.01.03	Provision for tax, civil and labor risks	25,507	46,675
6.01.01.04	Interest on debts, inflation adjustment and exchange rate changes	359,359	592,962
6.01.01.05	Pension plan expense (income)	22,477	28,831
6.01.01.06	Loss (gain) on disposal of noncurrent assets	30,898	23,020
6.01.01.07	Deferred taxes (PIS and COFINS)	(155)	1,247
6.01.01.08	Others	(11,084)	(1,412)
6.01.01.09	Allowance for doubtful debts	26,420	46,696
6.01.01.10	Share of profit (loss) of investees	(85,356)	(79,709)
6.01.01.11	Impairment reversal	(5,837)	-
6.01.02	Changes in assets and liabilities	(1,883,912)	(1,145,783)
6.01.02.01	Consumers, concessionaries and licensees	(62,912)	(347,285)
6.01.02.02	Taxes recoverable	(12,528)	(16,784)
6.01.02.04	Escrow deposits	(5,431)	(206,335)
6.01.02.05	Sectorial financial asset	(21,033)	20,486
6.01.02.06	Receivables - CDE	37,218	(70,265)
6.01.02.07	Concession financial assets (transmission companies)	(2,188)	(39,636)
6.01.02.08	Other operating assets	(140,305)	(85,564)
6.01.02.09	Dividend and interest on capital received	21,503	84,150
6.01.02.11	Trade payables	(768,048)	(479,421)
6.01.02.12	Other taxes and social contributions	(14,018)	44,109
6.01.02.13	Other liabilities with private pension plan	(27,196)	(25,499)
6.01.02.14	Regulatory charges	(436,406)	(41,786)
6.01.02.15	Tax, civil and labor risks paid	(30,811)	(60,668)
6.01.02.16	Sector financial liability	(55,161)	562,875
6.01.02.17	Payables - amounts provided by the CDE	(1,356)	(7,545)
6.01.02.18	Other operating liabilities	214,577	132,880
6.01.02.19	Interest paid on debts and debentures	(327,727)	(457,262)
6.01.02.20	Income tax and social contribution paid	(252,090)	(152,233)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Code	Description	YTD current period 01/01/2018 to 03/31/2018	YTD prior period 01/01/2017 to 03/31/2017
6.02	Net cash from investing activities	(445,733)	(677,755)
6.02.02	Purchases of property, plant and equipment	(56,084)	(294,813)
6.02.03	Securities, pledges and restricted deposits	(19,819)	(51,359)
6.02.04	Purchases of intangible assets	(369,830)	(347,506)
6.02.06	Intragroup loans	-	15,923
6.03	Net cash from financing activities	688,139	(881,717)
6.03.01	Borrowings and debentures raised	2,947,881	801,737
6.03.02	Repayment of principal of borrowings and debentures, net of derivatives	(2,443,707)	(1,410,704)
6.03.03	Settlement of derivatives	187,568	(68,761)
6.03.04	Payment of business combination	-	(2,514)
6.03.05	Dividend and interest on capital paid	(3,603)	(224,437)
6.03.07	Loan agreements with the parent company	-	22,962
6.05	Increase (decrease) in cash and cash equivalents	(220,664)	(1,287,184)
6.05.01	Cash and cash equivalents at the beginning of the period	3,249,642	6,164,997
6.05.02	Cash and cash equivalents at the end of the period	3,028,978	4,877,813

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2018 to March 31, 2018

(In thousands of Brazilian reais - R$)

Code	Description	Share capital	Capital reserves, options granted and treasury shares	Earnings reserves	Retained earnings or accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528	2,224,816	11,186,344
5.03	Adjusted opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528	2,224,816	11,186,344
5.05	Capital transactions with owners	-	-	-	395,322	(18,051)	377,271	(24,379)	352,892
5.05.01	Profit for the period	-	-	-	443,783	-	443,783	(24,379)	419,404
5.05.02	Other comprehensive income	-	-	-	(48,461)	(18,051)	(66,512)	-	(66,512)
5.05.02.01	Financial instruments adjustment	-	-	-	-	(16,247)	(16,247)	-	(16,247)
5.05.02.06	OCI: gain/loss actuarial	-	-	-	-	(1,804)	(1,804)	-	(1,804)
5.05.02.09	Effects of first adoption of IFRS 9 / CPC 48	-	-	-	(48,461)	-	(48,461)	-	(48,461)
5.06	Internal changes in equity	-	4	41,313	(34,845)	(6,468)	4	(17)	(13)
5.06.05	Changes in statutory reserve in the period	-	-	41,313	(41,313)	-	-	-	-
5.06.06	Realization of deemed cost of property, plant and equipment	-	-	-	9,799	(9,799)	-	-	-
5.06.07	Tax effect on realization of deemed cost	-	-	-	(3,331)	3,331	-	-	-
5.06.09	Other changes	-	4	-	-	-	4	(17)	(13)
5.07	Closing balances	5,741,284	468,018	2,958,049	360,477	(189,025)	9,338,803	2,200,420	11,539,223

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2017 to March 31, 2017

(In thousands of Brazilian reais - R$)

Code	Description	Share capital	Capital reserves, options granted and treasury shares	Earnings reserves	Retained earnings	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021	2,402,647	10,372,668
5.03	Adjusted opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021	2,402,647	10,372,668
5.04	Capital transactions with owners	-	-	(7,820)	-	-	(7,820)	(3,737)	(11,557)
5.04.06	Dvidends	-	-	(7,820)	-	-	(7,820)	-	(7,820)
5.05	Total comprehensive income	-	-	-	245,886	-	245,886	(13,765)	232,121
5.05.01	Profit for the period	-	-	-	245,886	-	245,886	(13,765)	232,121
5.06	Internal changes in equity	-	-	26,680	(20,269)	(6,411)	-	(8)	(8)
5.06.04	Realization of deemed cost of property, plant and equipment	-	-	-	6,411	(6,411)	-	-	-
5.06.05	Changes in statutory reserve in the period	-	-	26,680	(26,680)	-	-	-	-
5.06.09	Other changes in noncontrolling interests	-	-	-	-	-	-	(8)	(8)
5.07	Closing balances	5,741,284	468,014	2,014,215	225,617	(241,043)	8,208,087	2,385,137	10,593,224

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Consolidated Interim Financial Statements

Statement of Value Added

(In thousands of Brazilian reais - R$)

Code	Description	YTD current period 01/01/2018 to 03/31/2018	YTD prior 01/01/2017 to 03/31/2017
7.01	Revenues	9,673,757	8,896,526
7.01.01	Sales of goods and services	9,266,935	8,179,148
7.01.02	Other revenues	370,562	416,039
7.01.02.01	Revenue from construction of concession infrastructure	370,562	416,039
7.01.03	Revenues related to construction of own assets	62,680	348,035
7.01.04	Allowance for doubtful debts	(26,420)	(46,696)
7.02	Inputs purchased from third parties	(5,189,576)	(4,679,612)
7.02.01	Cost of sales	(4,442,138)	(3,586,020)
7.02.02	Materials, energy, third-party services and others	(630,914)	(903,503)
7.02.04	Others	(116,524)	(190,089)
7.03	Gross value added	4,484,181	4,216,914
7.04	Retentions	(391,227)	(377,397)
7.04.01	Depreciation and amortization	(319,718)	(305,281)
7.04.02	Others	(71,509)	(72,116)
7.04.02.01	Amortization of concession intangible assets	(71,509)	(72,116)
7.05	Wealth created by the company	4,092,954	3,839,517
7.06	Wealth received in transfer	294,210	377,753
7.06.01	Interest in subsidiaries, associates and joint ventures	85,356	79,709
7.06.02	Others	208,854	298,044
7.07	Total wealth for disbribution	4,387,164	4,217,270
7.08	Wealth distributed	4,387,164	4,217,270
7.08.01	Personnel and charges	336,795	349,210
7.08.01.01	Salaries and wages	197,685	217,816
7.08.01.02	Benefits	122,391	113,770
7.08.01.03	FGTS (Severance Pay Fund)	16,719	17,624
7.08.02	Taxes, fees and contributions	3,105,820	2,877,814
7.08.02.01	Federal	1,674,230	1,404,262
7.08.02.02	State	1,425,792	1,468,374
7.08.02.03	Municipal	5,798	5,178
7.08.03	Lenders and lessors	525,145	758,125
7.08.03.01	Interest	507,082	738,422
7.08.03.02	Rentals	18,063	19,703
7.08.04	Shareholders	419,404	232,121
7.08.04.03	Retained earnings / Loss for the period	419,404	232,121

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

COMMENTS ON PERFORMANCE

COMMENTS ON THE INDIVIDUAL PERFORMANCE

The comments on performance are expressed in thousands of Reais - R$, unless otherwise stated.

Profit or loss analysis

CPFL Energia (Parent)

This quarter, the increase in profit was R$ 197,898 when compared with the same period of the prior year (R$ 443,783 in 2018 and R$ 245,886 in 2017) mainly due to the increase in profit of investees.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

	Consolidated
	1st Quarter
	2018	2017	Variation
Gross operating revenue	9,637,497	8,730,385	10.4%
Electricity sales to final consumers (*)	6,747,443	6,821,851	-1.1%
Electricity sales to wholesalers (*)	998,459	950,802	5.0%
Revenue from concession infrastructure construction	370,562	416,039	-10.9%
Other operating revenues (*)	1,147,486	1,106,695	3.7%
Sector financial assets and liabilities	373,547	(565,003)	166.1%
Deductions from operating revenue	(3,262,842)	(3,191,606)	2.2%
Net operating revenue	6,374,654	5,538,779	15.1%
Cost of electric energy	(4,013,721)	(3,220,654)	24.6%
Electricity purchased for resale	(3,301,275)	(3,018,384)	9.4%
Network usage charge	(712,446)	(202,270)	252.2%
Operating costs and expenses	(1,470,342)	(1,578,654)	-6.9%
Personnel	(337,745)	(332,483)	1.6%
Private pension entity	(22,477)	(28,831)	-22.0%
Materials	(62,622)	(55,095)	13.7%
Third-party services	(180,932)	(185,253)	-2.3%
Depreciation and amortization	(318,676)	(304,323)	4.7%
Amortization of concession intangible asset	(71,509)	(72,116)	-0.8%
Cost of concession infrastructure construction	(370,559)	(414,627)	-10.6%
Others	(105,822)	(185,924)	-43.1%
Income from electric energy services	890,592	739,472	20.4%
Finance income (costs)	(307,519)	(436,138)	-29.5%
Finance income	197,151	280,711	-29.8%
Finance costs	(504,671)	(716,850)	-29.6%
Share of profit (loss) of investees	85,356	79,709	7.1%
Profit before taxes	668,428	383,043	74.5%
Social contribution	(66,869)	(40,575)	64.8%
Income tax	(182,156)	(110,347)	65.1%
Profit for the period	419,404	232,121	80.7%

Profit for the period attributable to owners of the Company	443,783	245,886	80.5%
Profit for the perioid attributable to noncontrolling interests	(24,379)	(13,765)	77.1%

EBITDA	1,366,277	1,195,765	14.3%

Reconciliation of Profit for the Period and EBITDA
Profit for the Period	419,404	232,121
Depreciation and amortization	390,185	376,440
Amortization of fair value adjustment of assets	145	145
Finance income (costs)	307,519	436,138
Social contribution	66,869	40,575
Income tax	182,156	110,347
EBITDA	1,366,278	1,195,765

(*) For purposes of presentation of the comments on performance, the reclassification of revenue from network usage charge - TUSD to captive consumer was not made.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Gross operating revenue

Gross operating revenue for the 1st quarter of 2018 was R$ 9,637,497, an increase of 10.4% (R$ 907,112) compared with the same period of the prior year.

The main factors of this variation were:

•       Decrease of 1.1% (R$ 74,408) in the electricity sales to final consumer, justified by the decrease in average tariffs of 2.8% (R$ 194,497), mainly from the negative effects of the Annual Tariff Adjustments (RTA) and increase of 1.8% in the volume of energy sold (R$ 120,088);

•       Increase of 5% (R$ 47,657) in the electricity sales to wholesalers, mainly due to:

o   Increase of 22.2,9% (R$ 126,693) in other concessionaires and licensees, basically due to the increase of 11% in the average price (R$ 62,716), and 10.1% in the average price (R$ 63,977);

o   Decrease of 32.1% (R$ 78,522) in sale of spot market energy in CCEE (Electric Energy Trading Chamber), basically due to the decrease in energy sold of 59.7% (R$ 146,025), partially offset by an increase in average tariffs of 68.4% (R$ 67,503).

•       Increase of 166.1% (R$ 938,549) in sector financial liability (from an expense of R$ 565,003 in 2017 to an income of R$ 373,547 in 2018), due to: (i) in the 1st quarter of 2018, the realization of a liability (R$ 325,729), mainly of ESS and EER, CDE and electric energy costs and the setting up of an asset (R$ 47,817) and (ii) in the 1st quarter of 2017, the realization of an asset (R$ 218,018) and the setting up of a liability (R$ 346,984).

•       Increase of 3.7% (R$ 40,791) in other operating revenues, due to: increase in (i) TUSD free consumers (R$ 52,931) and (ii) other revenues and income (R$ 28,741), partially offset by a reduction in: (iii) contribution CDE – injunctions and others (R$ 47,233).

➢  Volume of energy sold by distributors

In the 1st quarter of 2018, the amount of energy billed to captive consumers in the period, including other licensees presented an increase of 0.8% when compared with the same quarter of the prior year.

The consumption of the residential class represents 43.1% of the total market supplied by the distributor. With the positive performance of income mass, which, in the accumulated of 12 months (until January 2018) recorded an increase of 3.3%, consumption recorded an increase of 0.8% in the 1st quarter of 2018, in relation to the same period of the prior year.

The commercial class, which represents 19.4% of the total market supplied by the distributor, presented a drop of 4.9% in the 1st quarter of 2018 in relation to the same period of the prior year. The result reflects the client’s migration to the free market.

The industrial class, which represents 12.5% of the total market supplied by distributors, reported a fall of 7.8% in the 1st quarter of 2018 in relation to the same period of the prior year. Such performance reflects the client’s migration to the free market.

The other consumption classes (rural, public administration, public utilities and licensees) participate with 24.9% of the total market supplied by distributors. Such classes presented a growth of 3.3% in the 1st quarter of 2018 in relation to the same period of the prior year. This performance reflects the growth in consumption of rural and public utilities classes.

Regarding the amount of energy sold and transported in the concession area, which impacts both the billed supply (captive market) and the TUSD collection (free market), there was an increase of 2.9% when compared with the same period of the prior year. The variation by class presents an increase of 0.8% in the residential class, an increase of 0.1% in the commercial class and an increase of 5.8% in the industrial class. Regarding other classes, there was a growth of 3.6%.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

➢  Tariffs

In the 1st quarter of 2018, energy supply tariffs decreased on average 2.8%. This occurred mainly due to the effects of the annual tariff adjustments and periodic tariff review, as follows:

		2018		2017
Distributor	Month	RTA / RTP	Consumer perception (a)	RTA / RTP	Consumer perception (a)
CPFL Paulista	April (b)	12.68%	16.90%	-0.80%	-10.50%
CPFL Piratininga	October	(c)	(c)	7.69%	17.28%
RGE	June	(c)	(c)	3.57%	5.00%
RGE Sul	April (b)	18.45%	22.47%	-0.20%	-6.43%
CPFL Santa Cruz	March (d)	(d)	(d)	-1.28%	-8.42%
CPFL Leste Paulista	March (d)	(d)	(d)	0.77%	-4.15%
CPFL Jaguari	March (d)	5.71%	(d)	2.05%	-2.56%
CPFL Sul Paulista	March (d)	(d)	(d)	1.63%	-10.73%
CPFL Mococa	March (d)	(d)	(d)	1.65%	-3.28%

(a)     Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment.

(b)     As described in note 34 to the interim financial information, in April 2018 the subsidiaries CPFL Paulista and RGE Sul adjusted their tariffs.

(c)     The respective adjustments for 2018 have not yet occurred.

(d)     As mentioned in note 12.5.2 to the interim financial information, at December 31, 2017, the EGM approved the grouping of subsidiaries Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia e Companhia Luz and Força de Mococa. In accordance with Normative Resolution 716, of May 3, 2016, until the first tariff review of the grouped concessionaire, which will take place in March 2021, ANEEL may apply the procedure that divides over time the variation in the tariffs of the former concessions and the unified tariff. The decision regarding the tariff transition occurred in the tariff adjustment of March 2018.

On March 13, 2018, the Brazilian Electricity Regulatory Agency – ANEEL published Resolution No. 2,376, which set the average annual tariff adjustment of Companhia Jaguari de Energia (“CPFL Santa Cruz”), effective as of March 22, 2018, at 5.71%, 4.41% regarding the economic tariff adjustment and 1.30% regarding relevant financial components. The average effect to be perceived by consumers of the original concessions are:

Consumer perception	Jaguari	Mococa	Leste Paulista	Sul Paulista	Santa Cruz
	21.15%	3.40%	7.03%	7.50%	5.32%

Deductions from operating revenue

Deductions from operating revenue in the 1st quarter of 2018 were R$ 3,262,842, an increase of 2.2% (R$ 71,236) in relation to the same quarter of 2017, which mainly occurred due to:

•       Increase of 10.2% (R$ 77,908) in PIS and COFINS, mainly due to the increase in the basis of calculation of these taxes (operating revenue);

•       Increase of 3.8% (R$ 36,400) in sector charges, mainly due to an increase in Energy Development Account – CDE (R$ 67,515), partially offset by a decrease in tariff flags and others (R$ 29,507).

•       Decrease of 2.9% (R$ 43,057) in ICMS, mainly due to the decrease in billed supply;

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Cost of electric energy

The cost of electric energy this quarter amounted to R$ 4,013,721, an increase of 24.6% (R$ 793,067) in relation to the same period of the prior year, mainly justified by:

•       Increase of 9.4% (R$ 282,891) in electric energy purchased for resale, due to:

o   Increase of 14.7% (R$ 423,640) in average price due to the increase in the PLD;

o   Decrease of 4.7% (R$ 140,749) in the amount of energy purchased.

•       Increase of 252.2% (R$ 510,176) in the transmission and distribution system usage charges, mainly due to: (i) basic network charges (R$ 319,565) and (ii) system service charge– ESS and reserve energy charge – EER (R$ 195,452).

Operating costs and expenses

Disregarding the cost of construction of the concession infrastructure, Operating Costs and Expenses this quarter amounted to R$ 1,099,784, a decrease of 5.5% (R$ 64,243) compared with the same period of the prior year. This variation is mainly due to:

•       Personnel: increase of 1.6% (R$ 5,261), mainly due to the effects of the collective labor agreement;

•       Private pension entity: decrease of 22% (R$ 6,354) due to the recognition of the impact of the actuarial report of 2018;

•       Materials: increase of 13.7% (R$ 7,527), mainly due to maintenance of lines and networks (R$ 13,353), partially offset by a decrease in fleet maintenance (R$ 8,858);

•       Third-party services: decrease of 2.3% (R$ 4,321) mainly due to a decrease in consulting and auditing services (R$ 6,821), partially offset by maintenance of assets (R$ 3,284).

•         Depreciation and amortization: increase of 4.7% (R$ 14,353), basically due to: (i) increase in subsidiary CPFL Renováveis mainly due to the beginning of operations of renewable generation facilities (R$ 6,273) and (iii) increase in other distribution subsidiaries basically due to an increase in the distribution infrastructure intangible asset (R$ 8,053);

•         Other expenses: increase of 43.1% (R$ 80,102), mainly due to decreases in: (i) legal and compensations (R$ 42,835), (ii) allowance for doubtful debts (R$ 20,276), (iii) offset for non-compliance with technical indexes (R$ 17,648), which, as of January 1, 2018 is now classified in Other Revenues and (iv) reversal of provision for impairment (R$ 5,837), partially offset by an increase in gain on disposal and retirement of non-current assets (R$ 17,131).

Finance income (costs)

Net finance result this quarter presented costs of R$ 307,519, compared with R$ 436,138 in the same period of 2017, a decrease in net finance costs of 29.5% (R$ 128,619). Such variation is basically due to:

•       Decrease in finance income of 29.8% (R$ 83,560), basically from a decrease in financial investment earnings (R$ 93,818), partially offset by adjustments of the sector financial asset (R$ 7,105);

•       Decrease in finance costs of 29.6% (R$ 212,179), mainly due to the charges on debts, adjustments for inflation and exchange rate changes, net of capitalized interest (R$ 188,588), and adjustments of the sector financial liability (R$ 22,512).

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Share of profit (loss) of investees

The variation in share of profit (loss) of investees refers to the effect of the share of profit (loss) of joint ventures, as follows:

	1st Quarter 2018	1st Quarter 2017
Epasa	24,264	19,032
Baesa	3,049	1,282
Enercan	27,398	34,151
Chapecoense	30,789	25,389
Amortization of fair value adjustment of asset	(145)	(145)
Total	85,356	79,709

•       EPASA: Increase of R$ 5,232 basically due to the variation of energy price by 3%.

•       Chapecoense: Increase of R$ 5,400 mainly due to increase in financial update of tax credits (R$ 3,643) and decrease in financial update of Use of Public Asset (R$ 1,365);

•       ENERCAN: Decrease of R$ 6,753 mainly due to decrease in financial investment earnings (R$ 5,058) and increase in debt charges (R$ 2,109).

Social Contribution and Income Tax

Expenses on taxes on profit in the 1st quarter of 2018 were R$ 249,023, an increase of 65% (R$ 98,101) in relation to the one recorded in the same quarter of 2017, which reflects mainly the effects of variation in Profit Before Taxes.

Profit for the Period and EBITDA

Due to the factors described above, the profit for this quarter was R$ 419,404, 80.7% (R$ 187,282) higher than the one of the same period of 2017.

EBITDA (Earnings before the effects of depreciation, amortization, finance income and costs, and income tax and social contribution) for the 1st quarter of 2018 was R$ 1,366,277, 14.3% (R$ 170,510) higher than the one determined in the same period of 2017.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

COMMENT ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly-held corporation, and the comment on its performance is included in its Quarterly Information - ITR as of March 31, 2018 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly-held corporation, and the comments on its individual and consolidated performance is included in its Quarterly Information – ITR as of March 31, 2018 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly-held corporation, and the comments on its performance is included in its Quarterly Information – ITR as of March 31, 2018 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S.A. is a publicly-held corporation, and the comment on its performance is included in its Quarterly Information – ITR as of March 31, 2018 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: RGE Sul Distribuidora de Energia S.A.

The subsidiary RGE Sul Distribuidora de Energia S.A is a publicly-held corporation, and the comment on its performance is included in its Quarterly Information – ITR as of March 31, 2018 filed with the Brazilian Securities and Exchange Commission (CVM).

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Subsidiary: CPFL Comercialização Brasil S.A.

	Consolidated
	1st Quarter
	2018	2017	Variation
Gross operating revenue	805,354	703,672	14.5%
Electricity sales to final consumers	460,258	436,533	5.4%
Electricity sales to wholesalers	345,094	267,136	29.2%
Other operating revenues	2	2	0.0%
Deductions from operating revenue	(96,451)	(84,129)	14.6%
Net operating revenue	708,903	619,543	14.4%
Cost of electric energy	(691,078)	(569,201)	21.4%
Electricity purchased for resale	(691,049)	(569,175)	21.4%
Network usage charge	(28)	(25)	13.2%
Operating expenses	(11,611)	(11,633)	-0.2%
Personnel	(7,839)	(7,742)	1.3%
Materials	(25)	(34)	-28.0%
Third-party services	(2,155)	(2,076)	3.8%
Depreciation/amortization	(612)	(907)	-32.6%
Others	(980)	(873)	12.2%
Income from electric energy services	6,214	38,709	-83.9%
Finance income (costs)	(7,365)	(11,199)	-34.2%
Finance income	10,772	7,051	52.8%
Finance costs	(18,136)	(18,250)	-0.6%
Equity	12,799	-	0.0%
Profit before taxes	11,649	27,510	-57.7%
Social contribution	26	(2,522)	-101.0%
Income tax	(183)	(7,018)	-97.4%
Profit for the period	11,492	17,970	-36.0%

EBITDA	19,916	39,616	-49.7%

Reconciliation of Profit for the Period and EBITDA (*)
Profit for the Period	11,492	17,970
Depreciation and amortization	612	907
Finance income (costs)	7,365	11,199
Social contribution	(26)	2,522
Income tax	183	7,018
EBITDA	19,916	39,616

(*) information not reviewed by the independent auditors.

Gross Operating Revenue

The gross operating revenue for the 1st quarter of 2018 was R$ 805,354, an increase of R$ 101,682 (14.5%) in relation to the same quarter of 2017, mainly explained by: (i) supply of electric energy, basically in the amount sold to commercial clients and public services, (R$ 21,425); (ii) supply of energy mainly in the amount of energy sold (R$ 80,922).

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Cost of Electric Energy

Cost of electric energy in the 1st quarter of 2018 was R$ 691,078, an increase of R$ 121,877 (21.4%) in relation to the same quarter of 2017, basically explained by bilateral contracts: increase in volume (R$ 148,874) and in decrease in average price of 17.8% (R$ 25,410).

Finance Income (Costs)

The finance result determined in the 1st quarter of 2018 was a finance cost of R$ 7,365, a decrease of R$ 3,834 in relation to the same quarter of 2017, mainly due to the increase of inflation adjustment revenue of trade receivables with CCEE (R$ 6,153), partially offset by the decrease of financial investment earnings (R$ 1,326).

The share of profit (loss) of investees in the 1st quarter of 2018 was R$ 12,799, as a result of the share of loss of RGE Sul (R$ 13,089)

Profit for the Period and EBITDA

The result determined in the 1st quarter of 2018 was a profit of R$ 11,492, a decrease of R$ 6,478 (36.0%) when compared with the same quarter of 2017.

EBITDA (Earnings before finance result, income tax and social contribution and depreciation and amortization) for the 1st quarter of 2018 was R$ 19,990, a decrease of 49.6% when compared with the same quarter of 2017, which was R$ 39,690 (information not reviewed by the Independent Auditors).

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

NOTES TO FINANCIAL STATEMENTS

SUMMARY

ASSET		2
LIABILITY AND EQUITY		3
STATEMENTET OF INCOME		4
STATEMENTET OF COMPREHENSIVE INCOME		5
STATEMENTET OF CHANGES IN SHAREHOLDER’ EQUITY		6
STATEMENTET OF CASH FLOW		7
STATEMENTET OF VALUE ADDED		8
(1)	OPERATIONS	9
(2)	PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS	11
(3)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	13
(4)	FAIR VALUE MEASUREMENT	14
(5)	CASH AND CASH EQUIVALENTS	15
(6)	CONSUMERS, CONCESSIONAIRES AND LICENSEES	15
(7)	TAXES RECOVERABLE	17
(8)	SECTOR FINANCIAL ASSET AND LIABILITY	18
(9)	DEFERRED TAX ASSETS AND LIABILITIES	18
(10)	CONCESSION FINANCIAL ASSET	21
(11)	OTHER RECEIVABLES	21
(12)	INVESTMENTS	22
(13)	PROPERTY, PLANT AND EQUIPMENT	27
(14)	INTANGIBLE ASSETS	28
(15)	TRADE PAYABLES	29
(16)	BORROWINGS	30
(17)	DEBENTURES	35
(18)	PRIVATE PENSION PLAN	39
(19)	REGULATORY CHARGES	40
(20)	TAXES, FEES AND CONTRIBUTIONS	40
(21)	PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS	41
(22)	OTHER PAYABLES	42
(23)	EQUITY	42
(24)	EARNINGS PER SHARE	43
(25)	NET OPERATING REVENUE	43
(26)	COST OF ELECTRIC ENERGY	46
(27)	OPERATING COSTS AND EXPENSES	46
(28)	FINANCE INCOME (COSTS)	48
(29)	SEGMENT INFORMATION	48
(30)	RELATED PARTY TRANSACTIONS	49
(31)	RISK MANAGEMENT	50
(32)	FINANCIAL INSTRUMENTS	51
(33)	NON-CASH TRANSACTIONS	56
(34)	SIGNIFICANT FACT AND EVENTS AFTER THE REPORTING PERIOD	56
INDEPENDENT AUDITORS’ REPORT		58

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of financial position at March 31, 2018 and December 31, 2017
(In thousands of Brazilian reais - R$)

	Note	Parent company		Consolidated
ASSETS		March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017

Current assets
Cash and cash equivalents	5	3,486	6,581	3,028,978	3,249,642
Consumers, concessionaires and licensees	6	-	-	4,258,871	4,301,283
Dividends and interest on capital	12	139,424	204,807	56,145	56,145
Income tax and social contribution to be offset	7	16,934	17,051	107,230	88,802
Other taxes recoverable	7	46,976	46,699	310,415	306,244
Derivatives	32	-	-	341,350	444,029
Sector financial asset	8	-	-	570,967	210,834
Concession financial asset	10	-	-	24,017	23,736
Other receivables	11	466	243	905,061	900,498
Total current assets		207,286	275,383	9,603,034	9,581,211

Noncurrent assets
Consumers, concessionaires and licensees	6	-	-	243,195	236,539
Intragroup loans	30	-	127,147	-	8,612
Escrow deposits	21	731	665	854,224	839,990
Income tax and social contribution to be offset	7	-	-	65,285	61,464
Other taxes recoverable	7	-	-	170,279	171,980
Sector financial assets	8	-	-	66,841	355,003
Derivatives	32	-	-	116,934	203,901
Deferred tax assets	9	146,052	145,779	977,462	943,199
Advances for future capital increases		350,000	350,000	-	-
Concession financial asset	10	-	-	6,794,551	6,545,668
Investments at cost		-	-	116,654	116,654
Other receivables	11	5,536	5,761	861,611	840,192
Investments	12	8,942,192	8,557,673	1,065,403	1,001,550
Property, plant and equipment	13	1,149	1,170	9,678,537	9,787,125
Intangible assets	14	93	71	10,552,350	10,589,824
Total noncurrent assets		9,445,752	9,188,265	31,563,326	31,701,702

Total assets		9,653,038	9,463,648	41,166,359	41,282,912

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of financial position at March 31, 2018 and December 31, 2017
(In thousands of Brazilian reais - R$)

	Note	Parent company		Consolidated
LIABILITIES AND EQUITY		March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017

Current liabilities
Trade payables	15	1,438	1,644	2,528,146	3,296,870
Borrowings	16	-	-	3,562,035	3,589,607
Debentures	17	-	1,938	1,892,414	1,703,073
Private pension plan	18	-	-	66,133	60,801
Regulatory charges	19	-	-	145,194	581,600
Income tax and social contribution payable	20	-	-	101,510	81,457
Other taxes, fees and contributions	20	1,943	717	619,798	628,846
Dividends		281,914	281,919	294,141	297,744
Estimated payroll		-	-	124,533	116,080
Derivatives	32	-	-	40,943	10,230
Sector financial liability	8	-	-	17,860	40,111
Use of public asset		-	-	10,939	10,965
Other payables	22	16,395	17,594	1,061,146	961,306
Total current liabilities		301,690	303,812	10,464,792	11,378,688

Noncurrent liabilities
Trade payables	15	-	-	130,334	128,438
Borrowings	16	-	-	6,536,192	7,402,450
Debentures	17	-	184,388	8,816,277	7,473,454
Private pension plan	18	-	-	872,113	880,360
Other taxes, fees and contributions	20	-	-	16,459	18,839
Deferred tax liabilities	9	-	-	1,236,496	1,249,591
Provision for tax, civil and labor risks	21	560	600	978,316	961,134
Derivatives	32	-	-	37,544	84,576
Sector financial liability	8	-	-	23,973	8,385
Use of public asset		-	-	84,847	83,766
Other payables	22	11,985	13,320	429,795	426,889
Total noncurrent liabilities		12,544	198,308	19,162,345	18,717,880

Equity	23
Issued capital		5,741,284	5,741,284	5,741,284	5,741,284
Capital reserves		468,018	468,014	468,018	468,014
Legal reserve		798,090	798,090	798,090	798,090
Statutory reserve - concession financial asset		867,912	826,600	867,912	826,600
Statutory reserve - working capital improvement		1,292,046	1,292,046	1,292,046	1,292,046
Accumulated comprehensive income		(189,025)	(164,506)	(189,025)	(164,506)
Retained earnings		360,478	-	360,478	-
		9,338,803	8,961,528	9,338,803	8,961,528
Equity attributable to noncontrolling interests		-	-	2,200,419	2,224,816
Total equity		9,338,803	8,961,528	11,539,223	11,186,344

Total liabilities and equity		9,653,038	9,463,648	41,166,359	41,282,912

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of income for the periods ended March 31, 2018 and 2017
(In thousands of Brazilian reais, except earnings per share)

	Note	Parent company		Consolidated
		1st quarter 2018	1st quarter 2017	1st quarter 2018	1st quarter 2017
Net operating revenue	25	-	-	6,374,654	5,538,779
Cost of electric energy services
Cost of electric energy	26	-	-	(4,013,721)	(3,220,654)
Cost of operation	27	-	-	(669,933)	(669,727)
Cost of services rendered to third parties	27	-	-	(371,361)	(415,267)

Gross profit		-	-	1,319,640	1,233,131
Operating expenses	27
Selling expenses		-	-	(128,640)	(149,218)
General and administrative expenses		(9,246)	(17,166)	(203,875)	(261,564)
Other operating expenses		-	-	(96,533)	(82,877)

Income from electric energy services		(9,246)	(17,166)	890,592	739,472

Equity interests in subsidiaries, associates and joint ventures	12	450,986	271,847	85,356	79,709
Finance income (costs)	28
Finance income		7,084	5,764	197,151	280,711
Finance costs		(5,309)	(23,106)	(504,671)	(716,850)
		1,775	(17,341)	(307,519)	(436,138)
Profit before taxes		443,515	237,339	668,428	383,043
Social contribution	9	552	3,120	(66,869)	(40,575)
Income tax	9	(285)	5,426	(182,156)	(110,347)
		267	8,546	(249,024)	(150,922)

Profit for the period		443,783	245,886	419,404	232,121

Profit for the period attributable to owners of the Company				443,783	245,886
Profit (loss) for the period attributable to noncontrolling interests				(24,379)	(13,765)
Basic earnings per share attributable to owners of the Company - R$	24			0.44	0.24
Diluted earnings per share attributable to owners of the Company - R$	24			0.44	0.24

The accompanying notes are an integral part of these interim financial statements

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of comprehensive income for the periods ended March 31, 2018 and 2017
(In thousands of Brazilian reais - R$)

	Parent company
	1st quarter 2018	1st quarter 2017
Profit for the period	443,783	245,886

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Comprehensive income for the period of subsidiaries	(1,803)	-

Total comprehensive income for the period - individual	441,979	245,886

	Consolidated
	1st quarter 2018	1st quarter 2017
Profit for the period	419,404	232,121

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
- Actuarial gains (losses), net of tax effects	(1,803)	-

Total comprehensive income for the period	417,601	232,121
Attributable to owners of the Company	441,979	245,886
Attributable to noncontrolling interests	(24,379)	(13,765)

The accompanying notes are an integral part of these interim financial statements

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of changes in shareholders' equity for the periods ended March 31, 2018 and 2017
(In thousands of Brazilian reais - R$)
			Earning reserves				Accumulated comprehensive income				Noncontrolling interests
				Statutory reserves							Accumulated comprehensive income
	Issued capital	Capital reserve	Legal reserve	Concession financial asset	Working capital improvement	Dividend	Deemed cost	Private pension plan / Credit risk in mark to market	Retained earnings	Total		Other equity components	Total equity
Balance at December 31, 2017	5,741,284	468,014	798,090	826,600	1,292,046	-	405,840	(570,346)	-	8,961,528	11,833	2,212,983	11,186,344

Total comprehensive income	-	-	-	-	-	-	-	(18,051)	395,322	377,272	-	(24,379)	352,893
Profit for the period	-	-	-	-	-	-	-	-	443,783	443,783	-	(24,379)	419,404
Other comprehensive income - credit risk in mark to market	-	-	-	-	-	-	-	(16,247)	-	(16,247)	-	-	(16,247)
Other comprehensive income - actuarial gains (losses)	-	-	-	-	-	-	-	(1,803)	-	(1,803)	-	-	(1,803)
Effects of first adoption of IFRS 9 / CPC 48	-	-	-	-	-	-	-	-	(48,461)	(48,461)	-	-	(48,461)

Internal changes in equity	-	5	-	41,312	-	-	(6,468)	-	(34,844)	5	(444)	426	(13)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	-	(9,799)	-	9,799	-	(673)	673	-
Tax effect on realization of deemed cost	-	-	-	-	-	-	3,332	-	(3,332)	-	229	(229)	-
Recognition of legal reserve	-	-	-	-	-	-	-	-	-	-	-	-	-
Changes in statutory reserve in the period	-	-	-	41,312	-	-	-	-	(41,312)	-	-	-	-
Other changes in noncontrolling interests	-	5	-	-	-	-	-	-	-	5	-	(18)	(13)

Capital transactions with owners	-	-	-	-	-	-	-	-	-	-	-	-	-

Balance at March 31, 2018	5,741,284	468,018	798,090	867,912	1,292,046	-	399,371	(588,395)	360,478	9,338,803	11,388	2,189,030	11,539,223

			Earning reserves				Accumulated comprehensive income				Noncontrolling interests
				Statutory reserves							Accumulated comprehensive income
	Issued capital	Capital reserve	Legal reserve	Concession financial asset	Working capital improvement	Dividend	Deemed cost	Private pension plan	Retained earnings	Total		Other equity components	Total equity
Balance at December 31, 2016	5,741,284	468,014	739,102	702,928	545,505	7,820	431,713	(666,346)	-	7,970,021	13,572	2,389,076	10,372,668

Total comprehensive income	-	-	-	-	-	-	-	-	245,886	245,886	-	(13,765)	232,121
Profit for the period	-	-	-	-	-	-	-	-	245,886	245,886	-	(13,765)	232,121
Other comprehensive income - credit risk in mark to market	-	-	-	-	-	-	-	-	-	-	-	-	-

Internal changes in equity	-	-	-	26,680	-	-	(6,411)	-	(20,269)	-	(437)	429	(8)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	-	(9,713)	-	9,713	-	(662)	662	-
Tax effect on realization of deemed cost	-	-	-	-	-	-	3,302	-	(3,302)	-	225	(225)	-
Changes in statutory reserve in the period	-	-	-	-	-	-	-	-	-	-	-	-	-
Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	-

Capital transactions with owners	-	-	-	-	-	-	-	-	-	(7,820)	-	(3,737)	(11,557)
Dividend proposal approved	-	-	-	-	-	(7,820)	-	-	-	(7,820)	-	-	(7,820)
Dividend distributed to noncontrollers	-	-	-	-	-	-	-	-	-	-	-	(3,737)	(3,737)

Balance at March 31, 2017	5,741,284	468,014	739,102	729,608	545,505	-	425,302	(666,346)	225,617	8,208,088	13,135	2,372,003	10,593,224

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

CPFL Energia SA
Statements of cash flow for the periods ended March 31, 2018 and 2017
(in thousand of Brazilian reais - R$)

	Parent Company		Consolidated
	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017

Profit before taxes	443,515	237,339	668,428	383,043
Adjustment to reconcile profit to cash from operating activities
Depreciation and amortization	48	54	390,185	376,718
Provision for tax, civil and labor risks	(36)	4	25,507	46,675
Allowance for doubtful accounts	-	-	26,420	46,696
Interest on debts, inflation adjustment and exchange rate changes	2,981	22,329	359,359	592,962
Pension plan expense (income)	-	-	22,477	28,831
Equity interests in associates and joint ventures	(450,986)	(271,847)	(85,356)	(79,709)
Reversal of impairment	-	-	(5,837)	-
Loss (gain) on disposal of noncurrent assets	-	-	30,898	23,020
Deferred taxes (PIS and COFINS)	-	-	(155)	1,247
Others	-	-	(11,085)	(1,412)
	(4,478)	(12,121)	1,420,842	1,418,071
Decrease (increase) in operating assets
Consumers, concessionaires and licensees	-	-	(62,912)	(347,285)
Dividend and interest on capital received	65,383	189,515	21,503	84,150
Taxes recoverable	(20)	(1,979)	(12,528)	(16,784)
Escrow deposits	(65)	364	(5,431)	(206,335)
Sector financial asset	-	-	(21,033)	20,486
Receivables - CDE	-	-	37,218	(70,265)
Concession financial assets (transmission companies)	-	-	(2,188)	(39,636)
Other operating assets	174	18,096	(140,305)	(85,564)

Increase (decrease) in operating liabilities
Trade payables	(206)	(1,886)	(768,048)	(479,421)
Other taxes and social contributions	1,220	1,135	(14,018)	44,109
Other liabilities with private pension plan	-	-	(27,196)	(25,499)
Regulatory charges	-	-	(436,406)	(41,786)
Tax, civil and labor risks paid	(27)	(183)	(30,811)	(60,668)
Sector financial liability	-	-	(55,161)	562,875
Payables - amounts provided by the CDE	-	-	(1,356)	(7,545)
Other operating liabilities	(2,199)	(19,661)	214,578	132,880
Cash flows provided (used) by operations	59,782	173,280	116,747	881,783
Interest paid on debts and debentures	(4,235)	-	(327,727)	(457,262)
Income tax and social contribution paid	-	-	(252,090)	(152,233)
Net cash from operating activities	55,547	173,280	(463,070)	272,288

Investing activities
Purchases of property, plant and equipment	(198)	-	(56,084)	(294,813)
Securities, pledges and restricted deposits	-	-	(19,819)	(51,359)
Purchases of intangible assets	(23)	(8)	(369,830)	(347,506)
Advances for future capital increases	(40)	(31,500)	-	-
Intragroup loans	127,625	29,820	-	15,923

Net cash generated by (used) In investing activities	127,364	(1,688)	(445,733)	(677,755)

Financing activities
Borrowings and debentures raised	-	-	2,947,881	801,737
Repayment of principal of borrowings and debentures	(186,000)	-	(2,443,707)	(1,410,704)
Repayment of derivatives	-	-	187,568	(68,761)
Dividend and interest on capital paid	(5)	(220,904)	(3,603)	(224,437)
Intragroup loans	-	-	-	22,962
Business combination payment	-	-	-	(2,514)
Net cash generated by (used in) financing activities	(186,005)	(220,904)	688,139	(881,717)
Net increase (decrease) in cash and cash equivalents	(3,094)	(49,312)	(220,664)	(1,287,184)
Cash and cash equivalents at the beginning of the period	6,581	64,973	3,249,642	6,164,997
Cash and cash equivalents at the end of the period	3,486	15,661	3,028,978	4,877,813

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of value added for the periods ended March 31, 2018 and 2017
(in thousand of Brazilian reais - R$)
	Parent Company		Consolidated
	1st quarter 2018	1st quarter 2017	1st quarter 2018	1st quarter 2017
1 - Revenues	221	8	9,673,757	8,896,526
1.1 Operating revenues	0	-	9,266,935	8,179,148
1.2 Revenue related to the construction of own assets	221	8	62,681	348,035
1.3 Revenue from construction of concession infrastructure	-	-	370,562	416,039
1.4 Allowance for doubtful accounts	-	-	(26,420)	(46,696)

2 - (-) Inputs	(2,837)	(2,805)	(5,189,577)	(4,679,612)
2.1 Electricity purchased for resale	-	-	(4,442,138)	(3,586,020)
2.2 Material	(225)	(36)	(295,106)	(542,752)
2.3 Outsourced services	(1,896)	(2,166)	(335,807)	(360,751)
2.4 Others	(715)	(603)	(116,525)	(190,089)

3 - Gross value added (1+2)	(2,615)	(2,797)	4,484,181	4,216,914

4 - Retentions	(48)	(54)	(391,226)	(377,397)
4.1 Depreciation and amortization	(48)	(54)	(319,718)	(305,281)
4.2 Amortization of intangible assets of concession	-	-	(71,508)	(72,116)

5 - Net value added generated (3+4)	(2,664)	(2,850)	4,092,954	3,839,517

6 - Value Added received in transfer	458,417	277,916	294,209	377,753
6.1 Financial income	7,430	6,069	208,853	298,044
6.2 Interest in subsidiaries, associates and joint ventures	450,986	271,847	85,356	79,709

7 - Value Added to be distributed (5+6)	455,753	275,066	4,387,164	4,217,270

8 - Distribution of value added
8.1 Personnel and charges	5,543	12,076	336,795	349,210
8.1.1 Direct remuneration	2,524	8,824	197,685	217,817
8.1.2 Benefits	2,587	2,485	122,391	113,770
8.1.3 Government severance indemnity fund for employees - F.G.T.S	432	767	16,719	17,624
8.2 Taxes, fees and contributions	1,120	(6,069)	3,105,820	2,877,814
8.2.1 Federal	1,104	(6,074)	1,674,230	1,404,262
8.2.2 Estate	16	5	1,425,792	1,468,374
8.2.3 Municipal	-	-	5,798	5,178
8.3 Lenders and lessors	5,307	23,173	525,145	758,125
8.3.1 Interest	5,306	22,975	507,082	738,423
8.3.2 Rental	1	198	18,062	19,703
8.4 Interest on capital	443,783	245,886	419,404	232,121
8.4.1 Retained earnings	443,783	245,886	419,404	232,121

	455,753	275,066	4,387,164	4,217,270

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AT MARCH 31, 2018

 (Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly-held corporation incorporated for the principal purpose of operating as a holding company, with equity interests in other companies primarily engaged in electric energy distribution, generation and commercialization activities in Brazil.

The Company’s registered office is located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, Parque São Quirino - Campinas - SP - Brazil.

The Company has direct and indirect interests in the following subsidiaries and joint:

Energy distribution	Company type	Equity interest	Location (state)	Number of municipalities	Approximate number of consumers (in thousands)	Concession period	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-held corporation	Direct 100%	Interior of São Paulo	234	4,413	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-held corporation	Direct 100%	Interior and coast of São Paulo	27	1,728	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-held corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,491	30 years	November 2027
RGE Sul Distribuidora de Energia S.A. ("RGE Sul")	Publicly-held corporation	Indirect 100%	Interior of Rio Grande do Sul	118	1,347	30 years	November 2027
Companhia Jaguari de Energia ("CPFL Santa Cruz") (e)	Privately-held corporation	Direct 100%	Interior of São Paulo, Paraná and Minas Gerais	45	449	30 years	July 2045

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company type	Equity interest	Location (state)	Number of plants / type of energy	Total	CPFL share

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-held corporation	Direct 100%	São Paulo and Goiás	3 Hydropower (a)	1295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Privately-held corporation	Indirect 65%	Rio Grande do Sul	3 Hydropower	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Privately-held corporation	Indirect 51% (d)	Santa Catarina and Rio Grande do Sul	1 Hydropower	855	436
Campos Novos Energia S.A. ("ENERCAN")	Privately-held corporation	Indirect 48.72%	Santa Catarina	1 Hydropower	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Privately-held corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydropower	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Privately-held corporation	Indirect 53.34%	Paraíba	2 Thermal	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Privately-held corporation	Indirect 59.93% (b)	Tocantins	1 Hydropower	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-held corporation	Indirect 51.60%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited liability company	Direct 100%	São Paulo and Minas Gerais	6 SHPs	4	4

Energy commercialization	Company type	Core activity	Equity interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Privately-held corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited liability company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Privately-held corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited liability company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Privately-held corporation	Energy commercialization	Indirect 100%

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Provision of services	Company type	Core activity	Equity interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Privately-held corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited liability company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited liability company	Provision of call center services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited liability company	Collection services	Direct 100%
CPFL Eficiência Energética S.A ("CPFL Eficiência")	Privately-held corporation	Energy efficiency management	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited liability company	Provision of IT services	Direct 100%
CPFL GD S.A ("CPFL GD")	Privately-held corporation	Provision of maintenance services for energy generation companies	Indirect 100%

Others	Company type	Core activity	Equity interest
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited liability company	Holding company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Privately-held corporation	Holding company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Privately-held corporation	Holding company	Indirect 99.95%
CPFL Telecom S.A ("CPFL Telecom")	Privately-held corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Piracicaba")	Privately-held corporation	Energy transmission services	Indirect 100%
CPFL Transmissora Morro Agudo S.A ("CPFL Morro Agudo")	Privately-held corporation	Energy transmission services	Indirect 100%

a)     CPFL Geração has 51.54% of the assured energy and power of the Serra da Mesa hydropower plant, which concession is owned by Furnas. The plants Carioba and Cariobinha are inactive while they await the position of the Ministry of Mines and Energy on the early termination of their concession and are not included in the table.

b)     Paulista Lajeado holds a 7% interest in the installed power of Investco S.A. (5.94% interest in total capital).

c)     CPFL Renováveis has operations in the states of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul and its main activities are: (i) holding investments in companies of the renewable energy segment; (ii) identification, development, and exploration of generation potentials; and (iii) sale of electric energy. At March 31, 2018, CPFL Renováveis had a portfolio of 112 projects of 2,508.6 MW of installed capacity (2,102.8 MW in operation).

•         Hydropower generation: 46 SHP’s (543.4 MW) with 39 SHPs in operation (423.2 MW) and 7 SHPs under development (120.2 MW);

•         Wind power generation: 57 projects (1,594.1 MW) with 45projects in operation (1,308.5MW) and 12projects under construction/development (285.6 MW);

•         Biomass power generation: 8 plants in operation (370 MW);

•         Solar power generation: 1 solar plant in operation (1.1 MW).

d)     The joint venture Chapecoense has as its direct subsidiary Foz do Chapecó and fully consolidates its financial statements.

e)     As described in note 12.5.2, on December 31, 2017, approval was given for the merger of the subsidiaries Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia and Companhia Luz e Força de Mococa into Companhia Jaguari de Energia, which adopted the trade name “CPFL Santa Cruz”.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

As at March 31, 2018, the Company recorded in the interim financial statements a negative net working capital of R$ 861,758, which is within the plans to reduce the Company’s debts. In addition, the Company has history of profits and projection of profitability and cash generation, which supports and makes feasible the renegotiation plan for reduction of the Company’s cost of debt.

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

This interim individual (Parent Company) and consolidated financial statement has been prepared and is being presented in accordance with the International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standard Board – IASB, and also based on standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Financial Information (ITR), in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting.

The Company and the subsidiaries (“Group”) also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – ANEEL), when these do not conflict with the accounting practices adopted in Brazil and/or International Financial Reporting Standards.

The accounting practices and criteria adopted in preparing this individual and consolidated interim financial statements are consistent with those adopted in preparing the financial statements at December 31, 2017, except for the matters described in note 3, and therefore should be read together.

Management states that all material information of the interim financial statements is disclosed and corresponds to what is used in the Group's management.

The interim financial statements were authorized for issue by Management and on May 7, 2018.

2.2 Basis of measurement

The interim financial statements has been prepared on the historical cost basis except for the following items recorded in the statements of financial position: i) derivative financial instruments measured at fair value and ii) financial instruments measured at fair value through profit or loss. The classification of the fair value measurement in the level 1, 2 or 3 categories (depending on the degree of observance of the variables used) is presented in note 32 – Financial Instruments.

2.3 Use of estimates and judgments

The preparation of the interim financial statements requires the Group’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, the Group’s management review the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied on a prospective basis.

The main accounts that require the adoption of estimates and assumptions, which are subject to a greater degree of uncertainty and may result in a material adjustment if these estimates and assumptions suffer significant changes in subsequent periods, are:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

•         Note 6 – Consumers, concessionaires and licensees (Allowance for doubtful accounts: key assumptions regarding recoverable amounts);

•         Note 8 – Sector financial asset and liability (certain financial components that can start without prior methodology);

•         Note 9 – Deferred tax assets and liabilities (recognition of assets: availability of future taxable profit against which the tax losses can be utilized);

•         Note 10 – Concession financial asset (assumptions for fair value measurement, based on significant unobservable inputs);

•         Note 11 – Other receivables (allowance for doubtful accounts: key assumptions regarding recoverable amounts);

•         Note 13 – Property, plant and equipment (application of defined useful lives and key assumptions regarding recoverable amounts);

•         Note 14 – Intangible assets (key assumptions regarding recoverable amounts);

•         Note 18 – Private pension plan (key actuarial assumptions used in the measurement of defined benefit obligations);

•         Note 21 – Provision for tax, civil and labor risks and escrow deposits (recognition and measurement: key assumptions on the probability and magnitude of outflow of resources);

•         Note 25 – Net operating revenue (assumptions for measurement of unbilled supply and Distribution System Usage Tariff - TUSD ); and

•         Note 32 – Financial instruments (assumptions for fair value measurement, based on significant unobservable inputs).

2.4 Functional currency and presentation currency

The Group’s functional currency is the Brazilian Real, and the individual and consolidated interim financial statements is being presented in thousands of reais. Figures are rounded only after sum-up of the amounts. Consequently, when summed up, the amounts stated in thousands of reais may not tally with the rounded totals.

2.5 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it earns revenues and incurs expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which individual financial information is available.

The Group’s officers use reports to make strategic decisions, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation from conventional sources activities (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

The presentation of the operating segments includes items directly attributable to them, as well as any allocations required, including intangible assets, see note 29 for further details.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

2.6 Information on equity interests

The Company's equity interests in direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which use the equity method of accounting, and (ii) the investment measured at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

At March 31, 2018 and December 31, 2017 and for the quarters ended March 31, 2018 and 2017 the noncontrolling interests in the consolidated balances refer to interests held by third parties in subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.7 Statement of value added

The Company has prepared the individual and consolidated statements of value added (“DVA”) in conformity with technical pronouncement CPC 09 - Statement of Value Added, which are presented as an integral part of the interim financial statements in accordance with accounting practices adopted in Brazil and as supplementary information to the interim financial statements in accordance with IFRS, as this statement is neither provided for nor required by IFRS.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the matters described below, the main interim financial information of the Group was prepared based on the same accounting policies described in explanatory notes 3.1 to 3.18, disclosed in the financial statements for the year ended December 31, 2017.

The Group initially adopted CPC 48 /IFRS 9 Financial Instruments and CPC 47 / IFRS 15 Revenue Recognition, beginning on January 1, 2018, retrospectively. A series of other new standards are effective as of January 1, 2018, however, it has no material effect on the Group’s financial statements.

The effect of the initial application of this standard (IFRS 9) is mainly attributed to:

•       When marked to market of financial liabilities recognition of credit risk in other comprehensive income, previously recorded in profit or loss for the period; and

•       an increase in impairment losses (allowance for doubtful accounts) recognized in financial assets.

CPC 48 / IFRS 9 establishes requirements to recognize and measure financial assets, financial liabilities and some agreements for purchase or sale of nonfinancial items. This standard replaces CPC 38 / IAS 39 Financial Instruments: Recognition and Measurement.

a)   Classification and measurement of Financial Assets and Liabilities

As described in note 3.17 to the financial statements as of December 31, 2017, the Company’s distribution subsidiaries had relevant assets classified as “available for sale”, in accordance with the requirements of IAS 39 / CPC 38. These assets represent the right to indemnity at the end of the concession term of the distribution subsidiaries. These assets started to be classified as measured at fair value through profit or loss according to the new standard and the effects of the subsequent measurement of this asset are recorded in profit or loss for the year, with no material impacts on the Company’s consolidated financial statements.

As described in note 3.18 to the financial statements as of December 31, 2017, IFRS 9 / CPC 48 establishes that financial liabilities designated at fair value through profit or loss with credit risk as a component of their calculation have the effect of the changes in this credit risk recorded in other comprehensive income, instead of directly in profit or loss for the year. The amount recorded in the first quarter of 2018 in comprehensive income, due to this change, was R$16,247.

b)   Impairment of financial assets

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

CPC 48 / IFRS 9 requires the expected credit loss model, rather than the actual credit loss model mentioned in IAS 39 / CPC 38. The expected credit loss model requires the Company to account for the credit loss expectation and changes to these expectations at each reporting date in order to reflect them since the initial recognition. In other words, it is no longer necessary that the event occurs in order to recognize the credit loss. The effect of the adoption of this pronouncement is an expense supplement of R$73,426 directly recorded in retained earnings (R$48,461 net of tax effects.)

CPC 47 / IFRS 15 Revenue recognition

CPC 47 / IFRS 15 establish that revenue most be recognized net of eventual discounts, rebates, refunds, penalties or similar item. The distribution concessionaries are evaluated by service quality rendered to consumers. The quality of the rendered service compromises the evaluation of electricity supply interruptions. When determined index are not complied, the distribution companies are subject of penalties, currently recognized as operational expense.

With CPC 47 / IFRS 15 adoption, it become a revenue deduction, which is a simple reclassification in the profit or loss, with no effect in the Company’ net profit. From January 1st, 2018, the compensation by not complying of technical index is being recognized as operation revenue, in others revenues, until December 31, 2017 was recognized in others operational expenses. In the 1st quarter of 2018, R$ 16,380 was recorded.

Com a adoção do CPC 47/IFRS 15, passam a se tornar uma redutora de receita, representando mera reclassificação entre linhas do resultado, sem efeitos no lucro líquido da Companhia. A partir de 1º de janeiro de 2018, a compensação pelo não cumprimento de indicadores técnicos passou a ser registrada como receita operacional, na rubrica Outras Receitas, sendo que até 31 de dezembro era registrada em Outras Despesas Opercionais. O montante registrado no 1º trimestre de 2018 foi R$ 16.380 (nota 25).

(4) FAIR VALUE MEASUREMENT

A number of the Group’s accounting policies and disclosures require the fair value measurement, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, additional information on the assumptions made in the fair value measurement is disclosed in the notes specific to that asset or liability.

Accordingly, the Group measures fair value in accordance with IFRS 13 / CPC 46, which defines the fair value as the price estimate for which an unforced transaction for the sale of the asset or transfer of the liability would occur between market participants under current market conditions at the measurement date.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value of these assets is the estimated value for which an asset could be exchanged on the valuation date between knowledgeable interested parties in an unforced transaction between market participants at the measurement date. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair value are valued based on quoted prices in an active market, or, if such prices are not available, they are assessed using pricing models, applied individually to each transaction, taking into consideration future payment flows, based on the contractual conditions, discounted to present value at rates obtained from market interest curves, having as a basis, whenever available, information obtained from the websites of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 32) and also includes the debtor's

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

credit risk rate.

The right to compensation, to be paid by the Federal Government when the distribution concessionaires’ assets are handed over at the end of the concession period are classified as measured at fair value. The methodology adopted for fair value measurement of these assets is based on the tariff review process for distributors. This process, conducted every four or five years according to each concessionaire, involves assessing the replacement price of the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”). This valuation basis is used for pricing the tariff, which is adjusted annually up to the next tariff review, based on the parameter of the main inflation indices.

Accordingly, at the time of the tariff review, each distribution concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the Extended Consumer Price Index (“IPCA”) as the best estimate to adjust the original base to the adjusted value at subsequent dates, in accordance with the tariff review process.

(5) CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Bank balances	3,450	508	286,632	365,031
Short-term financial investments	36	6,073	2,742,346	2,884,611
Overnight investment (a)	9	42	372	178,444
Bank certificates of deposit (b)	-	-	1,007,859	785,074
Repurchase agreements secured on debentures (b)	-	-	191,861	3,268
Investment funds (c)	27	6,032	1,542,255	1,917,825
Total	3,486	6,581	3,028,978	3,249,642

a)   Bank account balances, which earn daily interest by investment in repurchase agreements secured on Bank Certificate Deposit (CDB) and interest of 15% of the variation in the Interbank Certificate of Deposit (CDI).

b)   Short-term investments in Bank Certificates of Deposit (CDB) and secured debentures with major financial institutions that operate in the Brazilian financial market, with daily liquidity, short term maturity, low credit risk and interest equivalent, on average, to 101% of the CDI.

c)   Exclusive Fund investments, with daily liquidity and interest equivalent, on average, to 100% of the CDI, subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk and short term maturity.

(6) CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance includes mainly activities from the supply of electric energy, broken down as follows at March 31, 2018 and December 31, 2017:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

	Consolidated
	Amounts	Past due		Total
	coming due	until 90 days	> 90 days	March 31, 2018	December 31, 2017
Current
Consumer classes
Residential	666,656	486,821	64,515	1,217,992	1,113,604
Industrial	257,905	108,655	77,271	443,831	483,630
Commercial	269,906	92,883	35,959	398,748	382,470
Rural	73,376	25,888	6,104	105,368	98,663
Public administration	69,105	13,383	3,448	85,936	88,910
Public lighting	49,913	4,836	2,773	57,522	67,533
Public utilities	78,691	11,122	2,471	92,284	100,843
Billed	1,465,552	743,588	192,541	2,401,681	2,335,653
Unbilled	1,117,928	-	-	1,117,928	1,008,486
Financing of consumers' debts	168,113	22,909	39,511	230,532	229,840
CCEE transactions	158,613	246,600	10,241	415,454	413,067
Concessionaires and licensees	365,752	156	10,460	376,368	516,419
Others	28,523	-	-	28,523	36,011
	3,304,481	1,013,253	252,753	4,570,486	4,539,476
Allowance for doubtful accounts				(311,615)	(238,193)
Total				4,258,871	4,301,283

Noncurrent
Financing of consumers' debts	219,068	-	-	219,068	217,944
Free energy	6,071	-	-	6,071	5,976
CCEE transactions	41,301	-	-	41,301	41,301
	266,440	-	-	266,440	265,221
Allowance for doubtful accounts				(23,245)	(28,682)
Total				243,195	236,539

Allowance for doubtful accounts

The allowance for doubtful debts is set up based on the expected loss, based on the history and future probability of default.

Movements in the allowance for doubtful accounts are shown below:

	Consumers, concessionaires and licensees	Other receivables (note 11)	Total
As of December 31, 2017	(266,876)	(29,379)	(296,255)
Allowance - reversal (recognition)	(64,037)	(404)	(64,441)
Recovery of revenue	38,021	-	38,021
Write-off of accrued receivables	30,720	(233)	30,487
Effects of first adoption of IFRS 9 / CPC 48	(72,688)	(738)	(73,426)
As of March 31, 2018	(334,860)	(30,755)	(365,615)

Current	(311,615)	(30,755)	(342,370)
Noncurrent	(23,245)	-	(23,245)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

(7) TAXES RECOVERABLE

	Parent company		Consolidated
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Current
Prepayments of social contribution - CSLL	-	227	3,569	7,257
Prepayments of income tax - IRPJ	-	1,725	8,857	21,887
Income tax and social contribution to be offset	16,934	15,099	94,805	59,658
Income tax and social contribution to be offset	16,934	17,051	107,230	88,802

Withholding income tax - IRRF on interest on capital	43,467	43,467	43,467	43,841
Withholding income tax - IRRF	3,131	2,893	101,651	103,277
State VAT - ICMS to be offset	-	-	109,905	104,843
Social Integration Program - PIS	63	56	8,068	8,447
Contribution for Social Security Funding - COFINS	315	283	37,935	37,699
National Social Security Institute - INSS	-	-	8,874	7,597
Others	-	-	514	541
Others taxes to be offset	46,976	46,699	310,415	306,244

Total current	63,910	63,750	417,645	395,046

Noncurrent
Social contribution to be offset - CSLL	-	-	59,834	58,856
Income tax to be offset - IRPJ	-	-	5,451	2,608
Income tax and social contribution to be offset	-	-	65,285	61,464

State VAT - ICMS to be offset	-	-	158,321	159,624
Social Integration Program - PIS	-	-	1,038	1,024
Contribution for Social Security Funding - COFINS	-	-	4,784	4,719
National Social Security Institute - INSS	-	-	1,729	-
Others	-	-	4,407	6,613
Others taxes to be offset	-	-	170,279	171,980

Total noncurrent	-	-	235,564	233,444

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

(8) SECTOR FINANCIAL ASSET AND LIABILITY

The breakdown of the balances of sector financial asset and liability and the movement for the period are as follows:

	As of December 31, 2017			Operating revenue		Finance income or expense	Receipt	As of March 31, 2018
	Deferred	Approved	Total	Constitution	Through billing	Monetary adjustment	Tariff flag (note 25.4)	Deferred	Approved	Total
Parcel "A"
CVA (*)
CDE (**)	(235,901)	(263,520)	(499,422)	60,892	149,465	(6,237)	-	(178,833)	(116,468)	(295,302)
Electric energy cost	1,625,759	(18,280)	1,607,479	30,177	131,023	27,498	(297,354)	1,423,426	75,398	1,498,823
ESS and EER (***)	(974,091)	(167,048)	(1,141,139)	(103,401)	160,362	(16,049)	-	(925,358)	(174,869)	(1,100,226)
Proinfa	(610)	(17,961)	(18,572)	5,527	8,146	(87)	-	4,762	(9,747)	(4,985)
Basic network charges	(20,163)	23,387	3,224	63,821	(12,001)	(112)	-	41,783	13,148	54,932
Pass-through from Itaipu	959,518	125,860	1,085,378	93,076	(36,213)	16,111	-	1,053,205	105,147	1,158,352
Transmission from Itaipu	7,802	7,806	15,608	11,088	(3,922)	221	-	19,003	3,990	22,994
Neutrality of sector charges	32,566	112,084	144,651	(36,802)	(47,520)	(112)	-	9,090	51,126	60,217
Overcontracting	(469,937)	(38,244)	(508,181)	614,690	(35,661)	2,453	-	119,168	(45,866)	73,301
Other financial components	(193,496)	21,812	(171,685)	(691,251)	12,049	(21,244)	-	(824,984)	(47,147)	(872,131)
Hydrological risk	-	-	-	(638,645)	992	(16,169)	-	(618,619)	(35,204)	(653,823)
Refunds related to judicial injunctions	-	(27,968)	(27,968)	4,338	19,938	-	-	-	(3,692)	(3,692)
Others	(193,496)	49,780	(143,717)	(56,944)	(8,880)	(5,075)	-	(206,365)	(8,251)	(214,616)

Total	731,447	(214,104)	517,341	47,817	325,729	2,441	(297,354)	741,262	(145,288)	595,975

Current assets			210,834							570,967
Noncurrent assets			355,003							66,841
Current liabilities			(40,111)							(17,860)
Noncurrent liabilities			(8,385)							(23,973)

(*)  Deferred tariff costs and gains variations from Parcel “A” items

(**)  Energy Development Account – CDE

(***) System Service Charge (ESS) and Reserve Energy Charge (EER)

The details of the nature of each sector financial asset and liability are provided in Note 8 to the financial statements at December 31, 2017.

(9)DEFERRED TAX ASSETS AND LIABILITIES

9.1  Breakdown of tax assets and liabilities

	Parent company		Consolidated
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Social contribution credit/(debit)
Tax losses carryforwards	38,874	38,216	93,811	103,903
Tax benefit of merged intangible	-	-	103,121	105,065
Temporarily nondeductible/taxable differences	(513)	(408)	(278,719)	(305,677)
Subtotal	38,362	37,808	(81,786)	(96,708)

Income tax credit / (debit)
Tax losses carryforwards	109,115	109,103	269,957	303,543
Tax benefit of merged intangible	-	-	335,494	342,262
Temporarily nondeductible/taxable differences	(1,424)	(1,132)	(772,311)	(844,948)
Subtotal	107,690	107,971	(166,859)	(199,141)

PIS and COFINS credit/(debit)
Temporarily nondeductible/taxable differences	-	-	(10,388)	(10,543)

Total	146,052	145,779	(259,034)	(306,392)

Total tax credit	146,052	145,779	977,462	943,199
Total tax debit	-	-	(1,236,496)	(1,249,591)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

The expected recovery of the deferred tax assets recorded in noncurrent assets, arising from nondeductible temporary differences, tax benefit of merged intangible and income tax and social contribution losses, the breakdown of which is described in the financial statements at December 31, 2017, is based on the projections of future profits, approved by the Board of Directors and reviewed by the Fiscal Council. To reflect adequately the effective rate of the taxes on profit, deferred tax assets are recognized monthly on any losses for companies that have positive projections, in accordance with such studies.

9.2    Tax benefit of merged intangible asset

Refers to the tax credit calculated on the intangible assets derived from the acquisition of subsidiaries, as shown in the following table, which were merged and are recognized in accordance with the concepts of CVM Instructions No. 319/1999 and No. 349/2001 and ICPC 09 (R2) - Individual Financial Statements, Separate Financial Statements, Consolidated Interim financial statements and Application of the Equity Method. The benefit is being realized  in proportion to the tax amortization of the merged intangible assets that originated them as per CPC 27 and CPC 04 (R1) - Clarification of acceptable methods of depreciation and amortization, over the remaining concession period, as shown in note 14.

	Consolidated
	March 31, 2018		December 31, 2017
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	44,715	124,209	45,872	127,421
CPFL Piratininga	10,956	37,602	11,215	38,491
RGE	20,984	86,658	21,513	88,843
RGE Sul	26,466	73,515	26,466	73,515
CPFL Geração	-	13,509	-	13,992
Total	103,121	335,494	105,065	342,262

9.3    Accumulated balances on nondeductible temporary / taxable differences

	Consolidated
	March 31, 2018			December 31, 2017
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Temporarily nondeductible/taxable differences
Provision for tax, civil and labor risks	56,296	156,378	-	53,687	149,130	-
Private pension fund	2,474	6,872	-	2,331	6,476	-
Allowance for doubtful accounts	33,597	93,326	-	27,354	75,985	-
Free energy supply	8,812	24,479	-	8,382	23,284	-
Research and development and energy efficiency programs	23,535	65,374	-	21,851	60,697	-
Personnel-related provisions	6,566	18,238	-	4,111	11,420	-
Depreciation rate difference	(15,061)	(41,834)	-	(13,970)	(38,806)	-
Derivatives	(32,621)	(90,614)	-	(48,848)	(135,690)	-
Recognition of concession - adjustment of intangible asset (IFRS/CPC)	(7,074)	(19,651)	-	(7,291)	(20,253)	-
Recognition of concession - adjustment of financial asset (IFRS/CPC)	(123,354)	(340,583)	(7,848)	(117,527)	(324,387)	(7,881)
Actuarial losses (IFRS/CPC)	25,774	71,592	-	25,716	71,432	-
Financial instruments (IFRS/CPC)	245	682	-	(5,291)	(14,694)	-
Accelerated depreciation	(112)	(312)	-	(104)	(288)	-
Others	(2,034)	(5,807)	(2,540)	2,956	10,292	(2,662)
Temporarily nondeductible differences - accumulated comprehensive income:
Property, plant and equipment - adjustment of deemed cost (IFRS/CPC)	(51,150)	(142,084)	-	(51,961)	(144,336)	-
Actuarial losses (IFRS/CPC)	36,607	101,687	-	36,607	101,687	-
Temporarily nondeductible differences - business combination - CPFL Renováveis
Deferred taxes - asset:
	12,829	35,637		13,188	36,635	-
Fair value of property, plant and equipment (negative value added of assets)	20,925	58,124	-	21,294	59,150	-
Deferred taxes - liability:				-	-
Fair value of property, plant and equipment (value added ofassets)	(25,778)	(71,604)		(26,201)	(72,779)	-
Intangible asset - exploration right/authorization in indirect subsidiaries acquired	(243,602)	(676,672)	-	(246,669)	(685,190)	-
Other temporary differences	(5,594)	(15,539)	-	(5,292)	(14,713)	-
Total	(278,719)	(772,311)	(10,388)	(305,677)	(844,948)	(10,543)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

9.4    Reconciliation of the income tax and social contribution amounts recognized in the statements of profit or loss for the quarters ended by March 31, 2018 and 2017:

	Parent company
	1st quarter 2018		1st quarter 2017
	Social contribution	Income tax	Social contribution	Income tax
Profit before taxes	443,515	443,515	237,339	237,339
Adjustments to reflect effective rate:
Equity in subsidiaries	(450,986)	(450,986)	(271,847)	(271,847)
Amortization of intangible asset acquired	(3,382)	-	(3,382)	-
Other permanent additions (exclusions), net	4,722	8,608	3,222	12,802
Tax base	(6,131)	1,137	(34,668)	(21,706)
Statutory rate	9%	25%	9%	25%
Tax credit/(debit)	552	(284)	3,120	5,426
Recorded (unrecognized) Tax credit, net	-	-	-	-
Total	552	(284)	3,120	5,426

Current	(1)	(4)	-	-
Deferred	553	(280)	3,120	5,426

	Consolidated
	1st quarter 2018		1st quarter 2017
	Social contribution	Income tax	Social contribution	Income tax
Profit before taxes	668,428	668,428	383,043	383,043
Reconciliation to reflect effective rate:
Equity in subsidiaries	(85,356)	(85,356)	(79,709)	(79,709)
Amortization of intangible asset acquired	12,162	15,689	12,162	15,689
Effect of presumed profit system	(42,625)	(57,638)	(48,719)	(63,623)
Adjustment of revenue from excess demand and excess reactive power	38,520	38,520	30,250	30,250
Tax incentive - operating profit	-	-	-	(6,501)
Other permanent additions (exclusions), net	26,160	25,129	4,023	13,395
Tax base	617,289	604,772	301,050	292,544
Statutory rate	9%	25%	9%	25%
Tax credit/(debit)	(55,556)	(151,193)	(27,095)	(73,136)
Recorded (unrecognized) Tax credit, net	(11,312)	(30,963)	(13,481)	(37,212)
Total	(66,868)	(182,156)	(40,575)	(110,347)

Current	(73,091)	(192,367)	(55,497)	(147,023)
Deferred	6,223	10,211	14,922	36,676

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

(10)     CONCESSION FINANCIAL ASSET

	Distribution	Transmission	Consolidated
As of December 31, 2017	6,330,681	238,723	6,569,404
Current	-	23,736	23,736
Noncurrent	6,330,681	214,987	6,545,668

Additions	191,186	172	191,359
Fair value adjustment	66,637	-	66,637
Adjustment - financial asset measured at amortized cost	-	7,591	7,591
Cash inputs - RAP	-	(5,573)	(5,573)
Disposals	(10,849)	-	(10,849)

As of March 31, 2018	6,577,655	240,914	6,818,568
Current	-	24,017	24,017
Noncurrent	6,577,655	216,897	6,794,551

The balance refers to the financial asset corresponding to the right established in the concession agreements of the energy distribution  and transmission measured at amortized cost companies to receive cash (i) through compensation at the time assets are handed over to the granting authority at the end of the concession, measured at fair value, and (ii) the transmission companies’ right to receive cash over the concession period through allowed annual revenue ("RAP"), measured at amortized cost.

For energy distribution companies, according to the current tariff model, the remuneration for this asset is recognized in profit or loss upon billing to consumers and the realization occurs upon receipt of the electric energy bills. Moreover, the difference to adjust the balance to the fair value (new replacement value - “VNR” - note 4) is recognized as a balancing item to the operating income account (note 25) in the statement of profit or loss for the period (R$66,637 at 1st quarter of 2018 and R$ 48,923 at 1st quarter of 2017).

For energy transmission companies, the remuneration for this asset is recognized according to the internal rate of return, which takes into account the investment made, the allowed annual revenue (“RAP”) to be received over the concession period, and the compensation to be received at the time assets are handed over to the granting authority. The adjustment of R$ 7,591 is recognized against other operating revenues and income (R$ 6,060 at 1st quarter of 2017).

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

(11)   OTHER RECEIVABLES

	Consolidated
	Current		Noncurrent
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Advances - Fundação CESP	8,105	7,851	6,797	6,797
Advances to suppliers	34,996	31,981	-	-
Pledges, funds and restricted deposits	150,847	159,291	659,434	621,489
Orders in progress	151,787	167,197	5,612	5,062
Services rendered to third parties	10,629	8,530	-	-
Energy pre-purchase agreements	-	-	27,073	26,260
Collection agreements	423	661	-	-
Prepaid expenses	86,509	80,599	19,720	20,042
GSF renegotiation	12,312	19,629	14,465	17,359
Receivables - CDE	205,688	242,906	-	-
Advances to employees	35,070	19,658	-	-
Leases	-	-	-	-
Others	239,450	191,573	128,510	143,183
(-) Allowance for doubtful debts (note 6)	(30,755)	(29,379)	-	-
Total	905,061	900,498	861,611	840,192

Orders in progress: encompass costs and revenues related to ongoing decommissioning or disposal of intangible assets and the service costs related to expenditure on projects in progress under the Energy Efficiency and Research and Development programs. Upon the closing of the respective projects, the balances are amortized against the respective liability recognized in Other Payables (note 22).

Receivables – CDE: refer to: (i) low-income subsidies amounting to  R$ 14,537 (R$ 15,930 at December 31, 2017), (ii) other tariff discounts granted to consumers amounting to R$ 191,057 (R$ 224,936 at December 31, 2017), and (iii) tariff discounts – court injunctions amounting to R$ 95 (R$ 2,039 at December 31, 2017).

At the 1st quarter of 2018, the subsidiaries offset the receivables relating to the CDE account with the payables relating to the Energy Development Account (CDE) (note 19) amounting to R$ 2,213 authorized by Order No. 1,576/2016.

(12)   INVESTMENTS

	Parent company		Consolidated
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Permanent equity interests - equity method
By equity method of the subsidiary	8,205,536	7,804,431	1,054,908	990,910
Fair value of assets, net	697,221	713,848	10,495	10,640
Advances for future capital increases	33,380	33,340	-	-
Goodwill	6,054	6,054	-	-
Total	8,942,192	8,557,673	1,065,403	1,001,550

12.1   Permanent equity interests – equity method

The main information on investments in direct permanent equity interests is as follows:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

		March 31, 2018				March 31, 2018	December 31, 2017	1st quarter 2018	1st quarter 2017
Investment	Number of shares (thousand)	Total assets	Issued capital	Equity	Profit or loss for the year	Share of equity of investees		Share of profit (loss) of investees
CPFL Paulista	880,653	8,529,030	923,423	1,487,518	141,046	1,487,518	1,370,403	141,046	52,268
CPFL Piratininga	53,096,770	3,373,392	240,144	501,125	56,108	501,125	461,059	56,108	31,363
CPFL Santa Cruz	-	-	-	-	-	-	-	-	9,321
CPFL Leste Paulista	-	-	-	-	-	-	-	-	2,561
CPFL Sul Paulista	-	-	-	-	-	-	-	-	2,207
CPFL Jaguari	359,058	1,142,358	170,396	358,802	20,249	358,802	340,463	20,249	(392)
CPFL Mococa	-	-	-	-	-	-	-	-	1,965
RGE	1,019,790	4,402,604	1,223,350	1,722,629	48,671	1,722,629	1,680,334	48,671	39,555
RGE Sul	527,266	4,442,078	1,495,084	1,760,361	54,480	1,263,830	1,228,317	42,630	-
CPFL Geração	205,492,020	6,243,202	1,043,922	2,480,398	131,120	2,480,398	2,354,115	131,120	94,672
CPFL Jaguari Geração (*)	40,108	52,820	40,108	52,704	1,734	52,704	50,970	1,734	1,176
CPFL Brasil	3,000	1,199,359	3,000	101,291	11,492	101,291	96,093	11,492	17,970
CPFL Planalto (*)	630	5,238	630	4,163	870	4,163	3,293	870	856
CPFL Serviços	1,577,706	232,143	117,968	100,571	(4,535)	100,571	105,105	(4,535)	(5,049)
CPFL Atende (*)	13,991	28,397	13,991	20,690	1,352	20,690	19,338	1,352	1,839
Nect (*)	2,059	35,945	2,059	20,630	5,116	20,630	15,515	5,116	3,034
CPFL Total (*)	9,005	29,027	9,005	26,341	5,717	26,341	20,624	5,717	4,829
CPFL Jaguariuna (*)	-	-	-	-	-	-	-	-	29,071
CPFL Telecom	86,420	2,314	86,420	1,897	(160)	1,897	2,018	(161)	(6,092)
CPFL Centrais Geradoras (*)	16,128	17,956	16,128	17,063	885	17,063	16,177	885	295
CPFL Eficiência	48,164	97,420	48,164	54,027	(1,225)	54,027	55,252	(1,225)	1,426
Authi (*)	10	39,315	10	25,237	6,543	25,237	18,694	6,543	4,651
Subtotal - by subsidiary's equity						8,238,916	7,837,770	467,612	287,526
Amortization of fair value adjustment of assets						-	-	(16,627)	(15,678)
Total						8,238,916	7,837,770	450,986	271,847

Investment						8,205,536	7,804,431
Advances for future capital increases						33,380	33,340

(*) number of quotas

Fair value adjustments (value added) of net assets acquired in business combinations are classified in the parent’s statement of profit or loss in the group of Investments. In the parent company’s statement of profit or loss, the  amortization of the fair value adjustments (value added) of net assets of R$ 16,627 (R$ 15,678 in the 1st quarter of 2017) is classified in line item “share of profit (loss) of investees”, in conformity with ICPC 09 (R2).

The movements, in the parent company, of the balances of investments in subsidiaries for the period are as follows:

Investment	As of December 31, 2017	Share of profit (loss) of investees	Share of profit (loss) of investees (OCI)	Effects of the first adoption of IFRS 9 / CPC 48	Advances for future capital increases / Others	As of March 31, 2018
CPFL Paulista	1,370,403	141,046	(5,478)	(18,453)	-	1,487,518
CPFL Piratininga	461,059	56,108	(4,045)	(11,996)	-	501,125
Companhia Jaguari de Energia (CPFL Santa Cruz)	340,463	20,249	(355)	(1,556)	-	358,802
RGE	1,680,334	48,671	772	(7,148)	-	1,722,629
RGE Sul	1,228,317	42,630	4	(7,121)	-	1,263,830
CPFL Geração	2,354,115	131,120	(4,842)	-	5	2,480,398
CPFL Jaguari Geração	50,970	1,734	-	-	-	52,704
CPFL Brasil	96,093	11,492	(4,108)	(2,187)	-	101,291
CPFL Planalto	3,293	870	-	-	-	4,163
CPFL Serviços	105,105	(4,535)	-	-	-	100,571
CPFL Atende	19,338	1,352	-	-	-	20,690
Nect	15,515	5,116	-	-	-	20,630
CPFL Total	20,624	5,717	-	-	-	26,341
CPFL Telecom	2,018	(161)	-	-	40	1,897
CPFL Centrais Geradoras	16,177	885	-	-	-	17,063
CPFL Eficiência	55,252	(1,225)	-	-	-	54,027
Authi	18,694	6,543	-	-	-	25,237
	7,837,770	467,612	(18,051)	(48,461)	45	8,238,916

 In the consolidated, the investment balances refer to interests in joint ventures accounted for using the equity method:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Investments in joint ventures	March 31, 2018	December 31, 2017	1st quarter 2018	1st quarter 2017
	Share of equity		Share of profit (loss)

Baesa	190,703	187,654	3,049	1,282
Enercan	204,396	176,998	27,398	34,151
Chapecoense	416,659	385,870	30,789	25,388
EPASA	243,149	240,388	24,264	19,032
Fair value adjustments of assets, net	10,495	10,640	(145)	(145)
	1,065,403	1,001,550	85,356	79,709

12.2   Fair value adjustments and goodwill

Fair value adjustments (value added) refer basically to the right to the concession acquired through business combinations. The goodwill refers basically to acquisitions of investments and is based on projections of future profits.

In the consolidated interim financial statement, these amounts are classified as Intangible Assets (note 14).

12.3   Dividends and interest on capital receivable

At March 31, 2018 and December 31, 2017, the Company has the following amounts receivable from the subsidiaries below, relating to dividends and interest on capital:

	Parent company
	Dividends		Interest on capital		Total
Subsidiary	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
CPFL Paulista	49,798	49,798	-	-	49,798	49,798
CPFL Santa Cruz	-	24,918	-	13,960	-	38,878
RGE	26,795	50,319	-	-	26,795	50,319
CPFL Centrais Geradoras	17	17	-	-	17	17
CPFL Brasil	20,748	20,748	-	2,361	20,748	23,109
CPFL Planalto	888	888	-	-	888	888
CPFL Atende	1,003	1,003	-	620	1,003	1,623
Nect	4,348	4,348	-	-	4,348	4,348
CPFL Eficiência	12,195	12,195	17,404	17,404	29,599	29,599
AUTHI	6,228	6,228	-	-	6,228	6,228

	122,020	170,461	17,404	34,344	139,424	204,807

The consolidated balance includes dividends and interest on capital receivable amounting to R$ 56,145 at March 31, 2018 and December 31, 2017 related basically to joint ventures.

12.4    Noncontrolling interests and joint ventures

The disclosure of interests in subsidiaries, in accordance with IFRS 12 and CPC 45, is as follows:

12.4.1    Movements in noncontrolling interests

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
As of December 31, 2017	86,031	2,058,079	80,707	2,224,816
Equity Interests and voting capital	35.00%	48.40%	40.07%

Profit (loss) attributable to noncontrolling shareholders	8,385	(34,112)	1,348	(24,379)
Other movements	-	(5)	(14)	(18)
As of March 31, 2018	94,416	2,023,962	82,041	2,200,419
Equity Interests and voting capital	35.00%	48.40%	40.07%

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

12.4.2   Summarized financial information on subsidiaries that have noncontrolling interests

The summarized financial information on subsidiaries that have noncontrolling interests at March 31, 2018 and December 31, 2017 and quarters ended at March 31, 2018 and 2017, is as follows:

	March 31, 2018			December 31, 2017
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	126,593	1,509,604	23,752	110,566	1,623,645	48,037
Cash and cash equivalents	87,671	906,667	565	37,043	950,215	24,086
Noncurrent assets	835,477	11,153,503	120,098	848,445	11,232,357	120,677

Current liabilities	176,212	1,843,004	14,629	198,624	1,957,000	42,525
Borrowings and debentures	114,935	1,113,757	-	105,844	1,259,105	36,453
Other financial liabilities	18,710	81,138	1,929	12,360	7,258	264
Noncurrent liabilities	516,097	6,753,646	263	514,583	6,760,025	258
Borrowings and debentures	422,229	5,264,158	-	422,166	5,251,704	-
Other financial liabilities	84,847	-	-	83,766	-	-
Equity	269,761	4,066,457	128,958	245,804	4,138,977	125,931
Equity attributable to owners of the Company	269,761	3,958,017	128,958	245,804	4,032,448	125,931
Equity attributable to noncontrolling interests	-	108,440	-	-	106,529	-

	1st quarter 2018			1st quarter 2017
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	76,889	383,553	12,953	74,883	370,933	9,522
Operational costs and expenses	(17,160)	(155,767)	(8,972)	(14,833)	(134,463)	(5,841)
Depreciation and amortization	(11,370)	(157,687)	(1)	(11,153)	(150,833)	(1)
Interest income	1,094	23,685	351	8,881	36,385	736
Interest expense	(9,091)	(118,777)	(348)	(7,977)	(150,878)	(353)
Income tax expense	(12,333)	(13,406)	(669)	(16,160)	(12,146)	(614)
Profit (loss) for the period	23,957	(72,521)	3,363	31,386	(54,664)	2,115
Attributable to owners of the Company	23,957	(74,431)	3,363	31,386	(56,325)	2,115
Attributable to noncontrolling interests	-	1,911	-	-	1,662	-

12.4.3   Joint ventures

The summarized financial information on joint ventures at at March 31, 2018 and December 31, 2017 and quarters ended at March 31, 2018 and 2017, is as follows:

	March 31, 2018				December 31, 2017
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	187,328	85,069	326,348	273,917	182,843	124,361	329,721	319,222
Cash and cash equivalents	69,943	48,522	46,441	50,601	48,695	17,873	116,425	74,741
Noncurrent assets	1,086,155	1,038,733	2,707,950	532,935	1,101,291	1,030,904	2,745,989	531,527

Current liabilities	221,834	72,851	352,546	116,804	291,010	121,369	426,695	157,343
Borrowings and debentures	129,242	41,125	138,911	34,480	140,090	63,154	138,788	34,299
Other financial liabilities	15,170	38,806	83,390	30,765	4,085	17,113	67,897	993
Noncurrent liabilities	632,143	288,317	1,864,773	234,231	629,850	283,456	1,892,407	242,765
Borrowings and debentures	510,995	-	1,140,716	177,796	510,874	-	1,172,181	186,373
Other financial liabilities	25,463	269,456	721,012	11,530	25,115	265,250	716,986	-
Equity	419,506	762,634	816,979	455,817	363,273	750,440	756,608	450,641

	1st quarter 2018				1st quarter 2017
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	140,605	62,178	208,391	174,961	143,373	53,089	203,703	166,659
Operational costs and expenses	(30,767)	(19,329)	(47,422)	(108,488)	(28,865)	(24,077)	(45,205)	(110,083)
Depreciation and amortization	(13,017)	(12,722)	(30,339)	(8,760)	(13,355)	(12,661)	(31,710)	(8,148)
Interest income	968	1,021	3,493	1,402	11,857	1,560	7,769	2,599
Interest expense	(11,102)	(1,977)	(26,848)	(4,526)	(6,971)	(3,883)	(29,340)	(5,029)
Income tax and social contribution expenses	(28,961)	(6,127)	(31,130)	(9,235)	(36,101)	(2,635)	(31,195)	(7,968)
Profit (loss) for the year	56,233	12,193	60,371	45,487	70,092	5,128	49,781	35,678
Equity Interests and voting capital	48.72%	25.01%	51.00%	53.34%	48.72%	25.01%	51.00%	53.34%

Even holding more than 50% of the equity interest in Epasa and Chapecoense, the subsidiary CPFL Geração controls these investments jointly with other shareholders. The analysis of the classification of the type of investment is based on the Shareholders' Agreement of each joint venture.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

The borrowings from the BNDES obtained by the joint ventures ENERCAN, BAESA and Chapecoense establish restrictions on the payment of dividend to subsidiary CPFL Geração above the minimum mandatory dividend of 25% without the prior consent of the BNDES.

12.4.4    Joint operation

Through its wholly-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and the right to operate the hydropower plant are held by Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (jointly operation), CPFL Geração was assured 51.54% of the installed power of 1,275 MW (657 MW) and the assured energy of mean 671 MW (mean 345.4 MW) until 2028.

12.5   Corporate restructurings in 2017

12.5.1    Merger of CPFL Jaguariúna

At the EGM held on December 15, 2017, approval was given for the merger of CPFL Jaguariúna  into RGE Sul. Accordingly, the merged company was wound up and RGE Sul became the successor to its assets, rights and obligations.

At the time of the merger, the concepts of CVM Instructions No. 319/99 and 349/01 were applied, which resulted in the recognition of a goodwill rectifying account, generating a tax credit of R$ 99,981 (note 9). To reassess its investments, the Company and CPFL Brasil recognized, proportionally to its investments in RGE Sul, (i) a reassessed concession intangible asset of R$ 148,487 and R$ 45,594 respectively, totaling R$ 194,081, corresponding to the fair value adjustment (value added) of the intangible assets relating to the distribution infrastructure and the right to operate the concession; and (ii) a net adjustment corresponding to the surplus value and decrease in  value in the amounts of R$ 66,607 and R$ 20,452, respectively, corresponding  to the fair value of the provision for tax, civil and labor risks, decrease in value of consumers, and surplus value of indemnification asset. Both amounts are non-deductible for tax purposes for the Company and for CPFL Brasil.

12.5.2      Grouping of subsidiaries Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia and Companhia Luz e Força de Mococa

On November 21, 2017, ANEEL through Resolution No. 6,723/2017 authorized the grouping of the power distribution companies Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia and Companhia Luz e Força de Mococa, pursuant to Normative Resolution No, 716/2016 of May 3, 2016. Effective as of January 1, 2018, the operations of these subsidiaries are controlled only by Companhia Jaguari de Energia, which adopted the trade name “CPFL Santa Cruz”. This operation was approved by the Extraordinary General Meetings (“EGM”) held on December 31, 2017 at the grouped companies.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

(13)      PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
As of December 31, 2017	168,494	1,319,257	1,094,777	6,870,389	75,771	7,245	251,192	9,787,125
Historical cost	207,365	2,066,850	1,652,178	9,693,512	122,540	22,026	251,192	14,015,662
Accumulated depreciation	(38,870)	(747,593)	(557,400)	(2,823,123)	(46,769)	(14,782)	-	(4,228,537)

Additions	-	-	-	-	-	-	58,526	58,526
Disposals	-	-	(9,824)	(2,044)	(1,240)	-	-	(13,107)
Transfers	-	356	1,567	2,437	5,578	56	(9,992)	-
Transfers from/to other assets - cost	-	-	-	1,844	-	-	(4,725)	(2,881)
Depreciation	(2,026)	(19,821)	(16,273)	(109,490)	(4,426)	(221)	-	(152,256)
Write-off of depreciation	-	-	-	46	424	-	-	470
Impairment reversal	-	-	15	645	-	-	-	660

As of March 31, 2018	166,469	1,299,791	1,070,262	6,763,827	76,107	7,079	295,002	9,678,537
Historical cost	207,365	2,067,205	1,644,392	9,710,202	126,855	22,081	295,002	14,073,103
Accumulated depreciation	(40,896)	(767,414)	(574,130)	(2,946,375)	(50,748)	(15,002)	-	(4,394,566)

Average depreciation rate	3.86%	3.93%	4.04%	4.60%	13.30%	6.68%

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

The balance of construction in progress, in the consolidated balances, refers mainly to works in progress of operating and/or under development subsidiaries, especially for the projects of CPFL Renováveis, which has construction in progress of R$ 245,005 at March 31, 2018 (R$ 197,305 at December 31, 2017).

In conformity with CPC 20 (R1) and IAS 23, the interest on borrowings taken by subsidiaries to finance the works is capitalized during the construction phase. In the consolidated balances, in the 1st quarter of 2018 R$ 2,442 were capitalized at the rate of 8.37% p.a. (R$ 19,503, at the rate of 11.18% p.a., in the 1st quarter of 2017) note 28.

In the consolidated balances, the depreciation amounts are recognized in the statement of profit or loss in line item “Depreciation and amortization” (note 27).

(14)   INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right				Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities
As of December 31, 2017	6,115	4,117,105	5,554,447	825,476	25,904	60,777	10,589,824
Historical cost	6,152	7,558,645	11,442,528	825,476	35,840	174,407	20,043,048
Accumulated amortization	(37)	(3,441,540)	(5,888,080)	-	(9,936)	(113,630)	(9,453,223)

Additions	-	-	-	370,587	-	3,516	374,103
Amortization	-	(71,508)	(164,846)	-	(355)	(2,040)	(238,749)
Transfer - intangible assets	-	-	161,910	(161,910)	-	-	-
Transfer - financial asset	-	-	(28,616)	(162,570)	-	-	(191,186)
Disposal and transfer - other assets	-	-	3,136	5,310	-	4,735	13,181
Impairment reversal	-	5,130	-	-	-	47	5,177

As of March 31, 2018	6,115	4,050,726	5,526,032	876,894	25,549	67,033	10,552,350
Historical cost	6,152	7,558,645	11,508,477	876,894	35,840	182,805	20,168,813
Accumulated amortization	(37)	(3,507,919)	(5,982,444)	-	(10,291)	(115,771)	(9,616,462)

In conformity with CPC 20 (R1) and IAS 23, the interest on borrowings taken by subsidiaries is capitalized for qualifying intangible assets. In the consolidated, for the 1st quarter of 2018, R$ 3,767 were capitalized at a rate of 7.84% p.a. (R$ 4,654 at a rate of 8.33% p.a. in the 1st quarter of 2017).

In the consolidated interim financial statements the amortization of intangible assets is recognized in the statement of profit or loss in the following line items: (i) “depreciation and amortization” for amortization of distribution infrastructure intangible assets, use of public asset and other intangible assets; and (ii) “amortization of concession intangible asset” for amortization of the intangible asset acquired in business combination (note 27).

14.1 Intangible asset acquired in business combinations

The breakdown of the intangible asset related to the right to operate the concessions acquired in business combinations is as follows:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

	March 31, 2018			December 31, 2017	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2018	2017
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(209,499)	95,362	97,858	3.28%	3.28%
CPFL Piratininga	39,065	(25,364)	13,701	14,024	3.31%	3.31%
RGE	3,150	(1,860)	1,290	1,323	4.24%	4.24%
CPFL Geração	54,555	(35,950)	18,605	19,066	3.38%	3.38%
CPFL Jaguari Geração	7,896	(3,919)	3,977	4,044	3.41%	3.41%
	409,527	(276,592)	132,935	136,317
Subsidiaries
CPFL Renováveis	3,717,093	(932,838)	2,784,255	2,818,331	3.67%	4.16%
RGE	618	(200)	418	429	7.06%	7.06%
	3,717,711	(933,038)	2,784,673	2,818,760

Subtotal	4,127,239	(1,209,629)	2,917,608	2,955,077

Intangible asset acquired and merged
Subsidiaries
RGE	1,120,266	(891,875)	228,391	234,298	2.11%	2.11%
RGE Sul	312,741	(40,295)	272,446	279,553	9.09%	9.09%
CPFL Geração	426,450	(325,955)	100,495	102,986	2.34%	2.34%

Subtotal	1,859,457	(1,258,125)	601,332	616,837

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(762,717)	311,310	319,361	3.00%	3.00%
CPFL Piratininga	115,762	(75,161)	40,600	41,559	3.31%	3.31%
RGE	310,128	(187,514)	122,614	125,785	4.09%	4.09%
CPFL Jaguari Geração	15,275	(8,492)	6,783	6,898	3.01%	3.01%
Subtotal	1,515,191	(1,033,884)	481,307	493,603
Subsidiaries
RGE Sul	56,759	(6,279)	50,480	51,588	7.81%	9.09%

Total	7,558,645	(3,507,919)	4,050,726	4,117,105

(15)   TRADE PAYABLES

	Consolidated
	March 31, 2018	December 31, 2017
Current
System service charges	49,609	413
Energy purchased	1,752,440	2,248,748
Electricity network usage charges	273,263	252,170
Materials and services	305,527	650,538
Free energy	147,308	145,002
Total	2,528,146	3,296,870

Noncurrent
Energy purchased	130,333	128,438

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

(16)   BORROWINGS

	Consolidated
	December 31, 2017				Raised	Repayment	Interest, inflation adjustment and MTM	Exchange rates	Interest paid	March 31, 2018
	Current			Total						Current		Noncurrent	Total
	Interest	Principal	Principal							Interest	Principal	Principal
Measured at cost
Local currency
Investment	15,564	647,250	3,882,601	4,545,415	162,312	(167,191)	84,867	-	(75,337)	16,088	643,485	3,890,493	4,550,066
Rental assets	13	1,180	2,800	3,993	-	(295)	76	-	(73)	12	1,182	2,507	3,701
Financial Institutions	79,015	472,928	989,335	1,541,278	22,365	(61,333)	33,674	-	(37,313)	74,809	1,063,089	360,773	1,498,671
Others	32	46,125	28,584	74,741	-	(32,052)	885	-	(354)	29	18,224	24,967	43,220
Total at cost	94,624	1,167,484	4,903,320	6,165,427	184,677	(260,871)	119,502	-	(113,077)	90,938	1,725,980	4,278,741	6,095,659

Measured at fair value
Foreign currency
Financial Institutions	21,034	2,322,261	2,573,703	4,916,997	158,592	(1,072,343)	34,651	25,746	(38,579)	16,047	1,731,587	2,277,430	4,025,064
Mark to market	-	(11,375)	(47,177)	(58,552)	-	-	68,935	-	-	-	1,694	8,689	10,383
Total at fair value	21,034	2,310,885	2,526,526	4,858,445	158,592	(1,072,343)	103,586	25,746	(38,579)	16,047	1,733,281	2,286,119	4,035,447

Borrowing costs *	-	(4,420)	(27,396)	(31,816)	(2,982)	-	1,919	-	-	-	(4,211)	(28,668)	(32,879)

Total	115,658	3,473,949	7,402,450	10,992,057	340,287	(1,333,214)	225,007	25,746	(151,656)	106,985	3,455,050	6,536,192	10,098,227

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

	Consolidated
	March 31, 2018	December 31, 2017	Annual interest	Amortization	Collateral
Measured at cost
Local currency
Investment
CPFL Paulista
FINEM V	-	2,883	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	SGBP and CPFL Energia guarantee and receivables
FINEM V	1,455	1,892	Fixed rate 8% (c)	90 monthly installments from August 2011	SGBP and CPFL Energia guarantee and receivables
FINEM V	21,396	23,283	Fixed rate 5.5% (b)	96 monthly installments from February 2013	SGBP and CPFL Energia guarantee and receivables
FINEM VI	88,592	101,068	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	SGBP and CPFL Energia guarantee and receivables
FINEM VI	7,025	7,401	Fixed rate 2.5% (a)	114 monthly installments from June 2013	SGBP and CPFL Energia guarantee and receivables
FINEM VI	128,882	135,787	Fixed rate 2.5% (a)	96 monthly installments from December 2014	SGBP and CPFL Energia guarantee and receivables
FINEM VII	28,428	29,612	Fixed rate 6% (b)	96 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINEM VII	31,250	32,687	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINEM VII	51,158	54,259	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINAME	14,791	16,904	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM IV	-	1,553	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	SGBP and CPFL Energia guarantee and receivables
FINEM IV	469	610	Fixed rate 8% (c)	90 monthly installments from August 2011	SGBP and CPFL Energia guarantee and receivables
FINEM IV	11,126	12,108	Fixed rate 5.5% (b)	96 monthly installments from February 2013	SGBP and CPFL Energia guarantee and receivables
FINEM V	25,893	29,540	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	SGBP and CPFL Energia guarantee and receivables
FINEM V	1,845	1,944	Fixed rate 2.5% (a)	114 monthly installments from June 2013	SGBP and CPFL Energia guarantee and receivables
FINEM V	32,073	33,791	Fixed rate 2.5% (a)	96 monthly installments from December 2014	SGBP and CPFL Energia guarantee and receivables
FINEM VI	35,423	37,052	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINEM VI	50,747	53,823	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINEM VI	23,336	24,308	Fixed rate 6% (b)	96 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINAME	7,014	8,016	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE SUL
FINEP	4,235	4,481	TJLP	73 monthly installments from May 2016	Bank guarantee
FINEP	4,919	5,487	Fixed rate 5%	81 monthly installments from September 2013	Bank guarantee
RGE
FINEM V	-	1,745	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	SGBP and CPFL Energia guarantee and receivables
FINEM V	8,207	8,932	Fixed rate 5.5% (b)	96 monthly installments from February 2013	SGBP and CPFL Energia guarantee and receivables
FINEM VI	47,329	53,994	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	SGBP and CPFL Energia guarantee and receivables
FINEM VI	743	783	Fixed rate 2.5% (a)	114 monthly installments from June 2013	SGBP and CPFL Energia guarantee and receivables
FINEM VI	47,391	49,930	Fixed rate 2.5% (a)	96 monthly installments from December 2014	SGBP and CPFL Energia guarantee and receivables
FINEM VII	32,641	34,001	Fixed rate 6% (b)	96 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINEM VII	55,543	58,097	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINEM VII	62,795	66,601	TJLP + 2.12% to 2.66% (d)	72 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINAME	3,520	4,022	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	94	109	Fixed rate 10.0%	90 monthly installments from May 2012	Liens on assets
FINAME	409	443	Fixed rate 10.0%	66 monthly installments from October 2015	Liens on assets
Companhia Jaguari de Energia (CPFL Santa Cruz)
Santander - Bank credit note	-	3,514	TJLP + 2.99% (f)	96 monthly installments from October 2015	CPFL Energia guarantee
Santander - Bank credit note	-	1,215	UMBNDES +1.99%	96 monthly installments from October 2015	CPFL Energia guarantee
Santander - Bank credit note	5,975	2,759	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Santander - Bank credit note	2,199	1,077	UMBNDES + 1.99% to 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
FINEM	14,438	15,016	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	6,024	6,424	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINAME	-	12	Selic + 3.63%	36 monthly installments from December 2018	CPFL Energia guarantee
FINAME	12	-	Selic + 3.63%	36 parcelas mensais a partir de mai de 2019	CPFL Energia guarantee
FINEM	9,813	10,612	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINAME	6,008	6,204	TJLP + 3.29%	36 monthly installments from December 2018	CPFL Energia guarantee
FINAME	206	206	TJLP + 3.39%	96 monthly installments from May 2019	CPFL Energia guarantee
CPFL Serviços
FINAME	1,033	1,086	Fixed rate 2.5% to 5.5%	96 monthly installments from August 2014	CPFL Energia guarantee and liens on equipment
FINAME	239	253	Fixed rate 6%	72 monthly installments from April 2016	CPFL Energia guarantee and liens on equipment
FINAME	422	472	Fixed rate 7.7% to 10%	90 monthly installments from December 2012	CPFL Energia guarantee and liens on equipment
FINAME	9,095	9,534	Fixed rate 2.5% to 5.5%	114 monthly installments from February 2013	CPFL Energia guarantee and liens on equipment
FINAME	30	33	TJLP + 4.2%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	1,736	1,839	Fixed rate 6%	90 monthly installments from October 2014	CPFL Energia guarantee and liens on equipment
FINAME	84	88	Fixed rate 6%	96 monthly installments from July 2016	CPFL Energia guarantee and liens on equipment
FINAME	4,857	5,039	Fixed rate 6%	114 monthly installments from June 2015	CPFL Energia guarantee and liens on equipment
FINAME	450	514	TJLP + 2.2% to 3.2% (c)	56 monthly installments from July 2015	CPFL Energia guarantee and liens on equipment
FINAME	2,857	3,060	Fixed rate 9.5% to 10% (c)	66 monthly installments from October 2015	CPFL Energia guarantee and liens on equipment
FINAME	1,198	1,276	Fixed rate 6% to 10% (c)	66 monthly installments from August 2016	CPFL Energia guarantee and liens on equipment
FINAME	4,858	5,216	TJLP + 3.50%	48 monthly installments from June 2017	CPFL Energia guarantee and liens on equipment
FINAME	1,133	1,201	SELIC + 3.90%	48 monthly installments from June 2017	CPFL Energia guarantee and liens on equipment
FINAME	1,183	1,251	SELIC + 3.86%	48 monthly installments from August 2017	CPFL Energia guarantee and liens on equipment
FINAME	1,264	1,262	TJLP + 3.40%	36 monthly installments from August 2017	CPFL Energia guarantee and liens on equipment
FINAME	598	588	SELIC + 3.74%	36 monthly installments from August 2017	CPFL Energia guarantee and liens on equipment
FINAME	2,654	2,613	SELIC + 3.58% to 3.72%	36 monthly installments from January 2019	CPFL Energia guarantee and liens on equipment
FINAME	8,920	8,906	TJLP + 3.25% to 3.38%	36 monthly installments from January 2019	CPFL Energia guarantee and liens on equipment
FINAME	388	-	TJLP + 3.30%	96 Parcelas mensais a partir de Outubro de 2019	CPFL Energia guarantee and liens on equipment
CPFL Piracicaba
FINAME	13,626	14,275	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Renováveis
FINEM I	224,523	232,310	TJLP + 1.95%	168 monthly installments from October 2009 and July 2011	Pledge of the subdidiary's and PCH Holding's shares; assignment of credit and concession rights ; and liens on equipment
FINEM II	18,108	18,951	TJLP + 1.90%	144 monthly installments from June 2011	CPFL Energia and CPFL Bioenergia guarantees, liens on assets and assignment of credit rights
FINEM III	451,262	460,623	TJLP + 1.72%	192 monthly installments from May 2013	SGBP and CPFL Energia guarantees; pledge of subsidiary's shares; liens on assets; and assignment of credit rights
FINEM V	66,669	69,485	TJLP + 2.8% to 3.4%	143 monthly installments from December 2011	CPFL Renováveis guarantee; pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
FINEM VI	68,259	69,619	TJLP + 2.05%	173 to 192 monthly installments from October 2013 and April 2015	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of subsidiary's shares; and assignment of credit and concession rights
FINEM VII	114,252	119,234	TJLP + 1.92%	156 monthly installments from October 2010 to September 2023	Pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
FINEM IX	15,945	17,827	TJLP + 2.15%	120 monthly installments from May 2010	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of subsidiary's shares; liens on assets; assignment of credit and concession rights and real estate mortgage

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

FINEM XI	92,230	95,016	TJLP + 1.87% to 1.9%	108 to 168 monthly installments from January 2012 and January 2013	CPFL Energia guarantee; liens on assets; and assignment of credit rights
FINEM XII	292,397	297,835	TJLP and TJLP + 2.18%	192 monthly installments from July 2014	SGBP, CPFL Energia, CPFL Renováveis and Eólica Holding guarantees; pledge of the subsidiary's and Eólica Holding's shares; liens on assets; assignment of credit and concession rights
FINEM XIII	293,145	298,439	TJLP + 2.02% to 2.18%	192 monthly installments from November 2014	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of the subsidiary's shares; liens on assets; assignment of credit and concession rights
FINEM XV	22,118	23,185	TJLP + 3.44%	139 monthly installments from September 2011	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of the subsidiary's shares; and assignment of credit and concession rights
FINEM XVI	3,816	4,335	Fixed rate 5.50%	101 monthly installments from September 2011	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of the subsidiary's shares; and assignment of credit and concession rights
FINEM XVII	419,467	428,205	TJLP and TJLP + 2.18%	192 monthly installments from January 2013	Bank guarantee; pledge of the subsidiary's and DESA Eólica's shares; liens on assets; and assignment of credit and concession rights
FINEM XVIII	7,864	9,044	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia and Bioenergia guarantees; liens on assets; and assignment of credit rights
FINEM XIX	27,053	27,579	TJLP + 2.02%	192 monthly installments from January 2014	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
FINEM XX	35,348	37,208	Fixed rate 2.5%	108 monthly installments from January 2014	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
FINEM XXI	36,866	37,583	TJLP + 2.02%	192 monthly installments from January 2014	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
FINEM XXII	31,098	32,734	Fixed rate 2.5%	108 monthly installments from January 2014	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
FINEM XXIII	1,009	1,153	Fixed rate 4.5%	102 monthly installments from June 2011	Pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
FINEM XXIV	75,895	82,632	Fixed rate 5.5%	102 to 108 monthly installments from January 2012 to August 2020	SGBP and CPFL Energia guarantees; liens on assets; and assignment of credit rights
FINEM XXV	81,848	83,136	TJLP + 2.18%	192 monthly installments from July 2016 to June 2032	SGBP and CPFL Energia guarantees; pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
FINEM XXVI	672,104	681,912	TJLP and TJLP + 2.75%	192 monthly installments from July 2017 to June 2033	SGBP and CPFL Energia guarantees; pledge of subsidiary's and T-16's shares; liens on assets; and assignment of credit and concession rights
FINEM XXVII	66,332	67,584	TJLP and TJLP + 2,02%	162 monthly installments from November 2016 to April 2030	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of subsidiary's shares; and assignment of credit and concession rights
FINEM XXVIII	1,391	1,415	TJLP	144 monthly installments from January 2018	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
FINAME I	2,270	2,387	Fixed rate 2.5%	96 monthly installments from February 2015	CPFL Renováveis guarantee; and liens on assets
FINEP I	781	904	Fixed rate 3.5%	61 monthly installments from October 2014	Bank guarantee
FINEP II	9,433	9,516	TJLP - 1%	85 monthly installments from June 2017	Bank guarantee
FINEP III	3,805	4,091	Fixed rate 8%	73 monthly installments from July 2015	Bank guarantee
BNB I	90,738	92,926	Fixed rate 9.5% to 10% and compliance bonus of 15%	168 monthly installments from January 2009 to 2028	SIIF Énergies do Brasil guarantee; pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
BNB II	149,665	151,428	Fixed rate 10% and compliance bonus of 15% and 25%	222 monthly installments from May 2010 to October 2029	BVP S.A. and bank guarantees; pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
BNB III	26,659	27,138	Fixed rate 9.5% and compliance bonus of 25%	228 monthly installments from July 2009 to July 2028	CPFL Renováveis guarantee; pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
BNB IV	161,928	-	Fixed rate 10.14% and compliance bonus of 15%	228 monthly installments from December 2018 to November 2037 to July 2028	Bank guarantee
NIB	55,757	57,291	IGPM + 8.63%	Interest and principal quartely from June 2011 to September 2023	Pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights

Rental assets
CPFL Eficiência
FINAME	2,121	2,281	Fixed rate 4.5% to 8.7%	96 monthly installments from March 2012	CPFL Energia guarantee
FINAME	77	81	Fixed rate 6%	72 monthly installments from October 2016	CPFL Energia guarantee
FINAME	154	171	TJLP + 2.70%	48 monthly installments from August 2016	CPFL Energia guarantee
FINAME	159	174	SELIC + 2.70%	48 monthly installments from August 2016	CPFL Energia guarantee
FINAME	90	100	Fixed rate 9.5%	36 monthly installments from September 2017	CPFL Energia guarantee
FINAME	473	515	Fixed rate 9.5%	48 monthly installments from February 2017	CPFL Energia guarantee and liens on equipment
FINAME	626	672	TJLP + 3.50%	48 monthly installments from August 2017	CPFL Energia guarantee and liens on equipment
Financial institutions
CPFL Santa Cruz
Banco do Brasil - Working capital	97,278	95,682	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	44,393	35,895	CDI + 0.27% to 1.33%(f)	12 semiannual installments from June 2015	CPFL Energia guarantee
Banco IBM - Working capital	-	5,180	CDI + 1.33% (f)	8 semiannual installments from January 2016	CPFL Energia guarantee
Banco IBM - Working capital	-	5,652	CDI + 1.27%	8 semiannual installments from February 2017	CPFL Energia guarantee
Banco IBM - Working capital	13,013	13,111	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	25,859	25,443	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
RGE Sul
Banco IBM - Capital de giro	7,369	-	CDI - 1.25%	Parcela única em dezembro de 2020	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital	1,299	1,279	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
Promissory notes	47,717	46,941	104.0% of CDI	1 installment in June 2018	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	618,186	630,309	109.5% of CDI (3)	1 installment in March 2019	CPFL Energia guarantee
CPFL Renováveis
Bradesco	208,444	204,934	CDI + 0.5%	8 annual installment from June 2013	No guarantee
Safra	182,871	194,006	105% of CDI	7 annual installments from January 2017 and May 2017	No guarantee
Banco BBM - Bank credit note	-	44,095	CDI + 3.40%	1 installment in March 2018	No guarantee
Banco BBM - Bank credit note	43,046	26,198	CDI + 1.90%	Interest semiannual and princial bullet	CPFL Renováveis guarantee
Deustche Bank - Bank credit note	47,861	46,966	CDI + 1.45%	Interest semiannual and princial bullet	CPFL Renováveis promissory note
Banco ABC - Promissory notes	96,524	102,006	CDI + 3.80%	4 semiannual installments from February 2017	No guarantee
Banco BBM - Promissory notes	64,810	63,582	CDI + 1.39%	1 installment in June 2018	CPFL Renováveis guarantee

Others
Eletrobrás
CPFL Paulista	2,273	2,410	RGR + 6% to 6.5%	120 monthly installments from January 2013	Receivables and promissory notes
RGE	3,522	3,988	RGR + 6%	120 monthly installments from May 2008	Receivables and promissory notes
RGE SUL	17,250	18,970	RGR + 6%	120 monthly installments from December 2008	Bank guarantee; assignment of credit rights; and promissory notes
Others	20,175	49,373
Subtotal local currency	6,095,659	6,165,427

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

	Consolidated
	March 31, 2018	December 31, 2017	Annual interest	Amortization	Collateral
Measured at cost
Local currency
Investment
CPFL Paulista
FINEM V	-	2,883	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	SGBP and CPFL Energia guarantee and receivables
FINEM V	1,455	1,892	Fixed rate 8% (c)	90 monthly installments from August 2011	SGBP and CPFL Energia guarantee and receivables
FINEM V	21,396	23,283	Fixed rate 5.5% (b)	96 monthly installments from February 2013	SGBP and CPFL Energia guarantee and receivables
FINEM VI	88,592	101,068	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	SGBP and CPFL Energia guarantee and receivables
FINEM VI	7,025	7,401	Fixed rate 2.5% (a)	114 monthly installments from June 2013	SGBP and CPFL Energia guarantee and receivables
FINEM VI	128,882	135,787	Fixed rate 2.5% (a)	96 monthly installments from December 2014	SGBP and CPFL Energia guarantee and receivables
FINEM VII	28,428	29,612	Fixed rate 6% (b)	96 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINEM VII	31,250	32,687	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINEM VII	51,158	54,259	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINAME	14,791	16,904	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM IV	-	1,553	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	SGBP and CPFL Energia guarantee and receivables
FINEM IV	469	610	Fixed rate 8% (c)	90 monthly installments from August 2011	SGBP and CPFL Energia guarantee and receivables
FINEM IV	11,126	12,108	Fixed rate 5.5% (b)	96 monthly installments from February 2013	SGBP and CPFL Energia guarantee and receivables
FINEM V	25,893	29,540	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	SGBP and CPFL Energia guarantee and receivables
FINEM V	1,845	1,944	Fixed rate 2.5% (a)	114 monthly installments from June 2013	SGBP and CPFL Energia guarantee and receivables
FINEM V	32,073	33,791	Fixed rate 2.5% (a)	96 monthly installments from December 2014	SGBP and CPFL Energia guarantee and receivables
FINEM VI	35,423	37,052	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINEM VI	50,747	53,823	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINEM VI	23,336	24,308	Fixed rate 6% (b)	96 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINAME	7,014	8,016	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE SUL
FINEP	4,235	4,481	TJLP	73 monthly installments from May 2016	Bank guarantee
FINEP	4,919	5,487	Fixed rate 5%	81 monthly installments from September 2013	Bank guarantee
RGE
FINEM V	-	1,745	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	SGBP and CPFL Energia guarantee and receivables
FINEM V	8,207	8,932	Fixed rate 5.5% (b)	96 monthly installments from February 2013	SGBP and CPFL Energia guarantee and receivables
FINEM VI	47,329	53,994	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	SGBP and CPFL Energia guarantee and receivables
FINEM VI	743	783	Fixed rate 2.5% (a)	114 monthly installments from June 2013	SGBP and CPFL Energia guarantee and receivables
FINEM VI	47,391	49,930	Fixed rate 2.5% (a)	96 monthly installments from December 2014	SGBP and CPFL Energia guarantee and receivables
FINEM VII	32,641	34,001	Fixed rate 6% (b)	96 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINEM VII	55,543	58,097	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINEM VII	62,795	66,601	TJLP + 2.12% to 2.66% (d)	72 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINAME	3,520	4,022	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	94	109	Fixed rate 10.0%	90 monthly installments from May 2012	Liens on assets
FINAME	409	443	Fixed rate 10.0%	66 monthly installments from October 2015	Liens on assets
Companhia Jaguari de Energia (CPFL Santa Cruz)
Santander - Bank credit note	-	3,514	TJLP + 2.99% (f)	96 monthly installments from October 2015	CPFL Energia guarantee
Santander - Bank credit note	-	1,215	UMBNDES +1.99%	96 monthly installments from October 2015	CPFL Energia guarantee
Santander - Bank credit note	5,975	2,759	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Santander - Bank credit note	2,199	1,077	UMBNDES + 1.99% to 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
FINEM	14,438	15,016	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	6,024	6,424	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINAME	-	12	Selic + 3.63%	36 monthly installments from December 2018	CPFL Energia guarantee
FINAME	12	-	Selic + 3.63%	36 parcelas mensais a partir de mai de 2019	CPFL Energia guarantee
FINEM	9,813	10,612	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINAME	6,008	6,204	TJLP + 3.29%	36 monthly installments from December 2018	CPFL Energia guarantee
FINAME	206	206	TJLP + 3.39%	96 monthly installments from May 2019	CPFL Energia guarantee
CPFL Serviços
FINAME	1,033	1,086	Fixed rate 2.5% to 5.5%	96 monthly installments from August 2014	CPFL Energia guarantee and liens on equipment
FINAME	239	253	Fixed rate 6%	72 monthly installments from April 2016	CPFL Energia guarantee and liens on equipment
FINAME	422	472	Fixed rate 7.7% to 10%	90 monthly installments from December 2012	CPFL Energia guarantee and liens on equipment
FINAME	9,095	9,534	Fixed rate 2.5% to 5.5%	114 monthly installments from February 2013	CPFL Energia guarantee and liens on equipment
FINAME	30	33	TJLP + 4.2%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	1,736	1,839	Fixed rate 6%	90 monthly installments from October 2014	CPFL Energia guarantee and liens on equipment
FINAME	84	88	Fixed rate 6%	96 monthly installments from July 2016	CPFL Energia guarantee and liens on equipment
FINAME	4,857	5,039	Fixed rate 6%	114 monthly installments from June 2015	CPFL Energia guarantee and liens on equipment
FINAME	450	514	TJLP + 2.2% to 3.2% (c)	56 monthly installments from July 2015	CPFL Energia guarantee and liens on equipment
FINAME	2,857	3,060	Fixed rate 9.5% to 10% (c)	66 monthly installments from October 2015	CPFL Energia guarantee and liens on equipment
FINAME	1,198	1,276	Fixed rate 6% to 10% (c)	66 monthly installments from August 2016	CPFL Energia guarantee and liens on equipment
FINAME	4,858	5,216	TJLP + 3.50%	48 monthly installments from June 2017	CPFL Energia guarantee and liens on equipment
FINAME	1,133	1,201	SELIC + 3.90%	48 monthly installments from June 2017	CPFL Energia guarantee and liens on equipment
FINAME	1,183	1,251	SELIC + 3.86%	48 monthly installments from August 2017	CPFL Energia guarantee and liens on equipment
FINAME	1,264	1,262	TJLP + 3.40%	36 monthly installments from August 2017	CPFL Energia guarantee and liens on equipment
FINAME	598	588	SELIC + 3.74%	36 monthly installments from August 2017	CPFL Energia guarantee and liens on equipment
FINAME	2,654	2,613	SELIC + 3.58% to 3.72%	36 monthly installments from January 2019	CPFL Energia guarantee and liens on equipment
FINAME	8,920	8,906	TJLP + 3.25% to 3.38%	36 monthly installments from January 2019	CPFL Energia guarantee and liens on equipment
FINAME	388	-	TJLP + 3.30%	96 Parcelas mensais a partir de Outubro de 2019	CPFL Energia guarantee and liens on equipment
CPFL Piracicaba
FINAME	13,626	14,275	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Renováveis
FINEM I	224,523	232,310	TJLP + 1.95%	168 monthly installments from October 2009 and July 2011	Pledge of the subdidiary's and PCH Holding's shares; assignment of credit and concession rights ; and liens on equipment
FINEM II	18,108	18,951	TJLP + 1.90%	144 monthly installments from June 2011	CPFL Energia and CPFL Bioenergia guarantees, liens on assets and assignment of credit rights
FINEM III	451,262	460,623	TJLP + 1.72%	192 monthly installments from May 2013	SGBP and CPFL Energia guarantees; pledge of subsidiary's shares; liens on assets; and assignment of credit rights
FINEM V	66,669	69,485	TJLP + 2.8% to 3.4%	143 monthly installments from December 2011	CPFL Renováveis guarantee; pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
FINEM VI	68,259	69,619	TJLP + 2.05%	173 to 192 monthly installments from October 2013 and April 2015	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of subsidiary's shares; and assignment of credit and concession rights
FINEM VII	114,252	119,234	TJLP + 1.92%	156 monthly installments from October 2010 to September 2023	Pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
FINEM IX	15,945	17,827	TJLP + 2.15%	120 monthly installments from May 2010	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of subsidiary's shares; liens on assets; assignment of credit and concession rights and real estate mortgage
FINEM XI	92,230	95,016	TJLP + 1.87% to 1.9%	108 to 168 monthly installments from January 2012 and January 2013	CPFL Energia guarantee; liens on assets; and assignment of credit rights
FINEM XII	292,397	297,835	TJLP and TJLP + 2.18%	192 monthly installments from July 2014	SGBP, CPFL Energia, CPFL Renováveis and Eólica Holding guarantees; pledge of the subsidiary's and Eólica Holding's shares; liens on assets; assignment of credit and concession rights
FINEM XIII	293,145	298,439	TJLP + 2.02% to 2.18%	192 monthly installments from November 2014	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of the subsidiary's shares; liens on assets; assignment of credit and concession rights
FINEM XV	22,118	23,185	TJLP + 3.44%	139 monthly installments from September 2011	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of the subsidiary's shares; and assignment of credit and concession rights
FINEM XVI	3,816	4,335	Fixed rate 5.50%	101 monthly installments from September 2011	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of the subsidiary's shares; and assignment of credit and concession rights
FINEM XVII	419,467	428,205	TJLP and TJLP + 2.18%	192 monthly installments from January 2013	Bank guarantee; pledge of the subsidiary's and DESA Eólica's shares; liens on assets; and assignment of credit and concession rights
FINEM XVIII	7,864	9,044	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia and Bioenergia guarantees; liens on assets; and assignment of credit rights
FINEM XIX	27,053	27,579	TJLP + 2.02%	192 monthly installments from January 2014	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
FINEM XX	35,348	37,208	Fixed rate 2.5%	108 monthly installments from January 2014	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
FINEM XXI	36,866	37,583	TJLP + 2.02%	192 monthly installments from January 2014	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
FINEM XXII	31,098	32,734	Fixed rate 2.5%	108 monthly installments from January 2014	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
FINEM XXIII	1,009	1,153	Fixed rate 4.5%	102 monthly installments from June 2011	Pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
FINEM XXIV	75,895	82,632	Fixed rate 5.5%	102 to 108 monthly installments from January 2012 to August 2020	SGBP and CPFL Energia guarantees; liens on assets; and assignment of credit rights
FINEM XXV	81,848	83,136	TJLP + 2.18%	192 monthly installments from July 2016 to June 2032	SGBP and CPFL Energia guarantees; pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
FINEM XXVI	672,104	681,912	TJLP and TJLP + 2.75%	192 monthly installments from July 2017 to June 2033	SGBP and CPFL Energia guarantees; pledge of subsidiary's and T-16's shares; liens on assets; and assignment of credit and concession rights
FINEM XXVII	66,332	67,584	TJLP and TJLP + 2,02%	162 monthly installments from November 2016 to April 2030	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of subsidiary's shares; and assignment of credit and concession rights
FINEM XXVIII	1,391	1,415	TJLP	144 monthly installments from January 2018	SGBP, CPFL Energia and CPFL Renováveis guarantees; pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
FINAME I	2,270	2,387	Fixed rate 2.5%	96 monthly installments from February 2015	CPFL Renováveis guarantee; and liens on assets
FINEP I	781	904	Fixed rate 3.5%	61 monthly installments from October 2014	Bank guarantee
FINEP II	9,433	9,516	TJLP - 1%	85 monthly installments from June 2017	Bank guarantee
FINEP III	3,805	4,091	Fixed rate 8%	73 monthly installments from July 2015	Bank guarantee
BNB I	90,738	92,926	Fixed rate 9.5% to 10% and compliance bonus of 15%	168 monthly installments from January 2009 to 2028	SIIF Énergies do Brasil guarantee; pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
BNB II	149,665	151,428	Fixed rate 10% and compliance bonus of 15% and 25%	222 monthly installments from May 2010 to October 2029	BVP S.A. and bank guarantees; pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
BNB III	26,659	27,138	Fixed rate 9.5% and compliance bonus of 25%	228 monthly installments from July 2009 to July 2028	CPFL Renováveis guarantee; pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights
BNB IV	161,928	-	Fixed rate 10.14% and compliance bonus of 15%	228 monthly installments from December 2018 to November 2037 to July 2028	Bank guarantee
NIB	55,757	57,291	IGPM + 8.63%	Interest and principal quartely from June 2011 to September 2023	Pledge of subsidiary's shares; liens on assets; and assignment of credit and concession rights

Rental assets
CPFL Eficiência
FINAME	2,121	2,281	Fixed rate 4.5% to 8.7%	96 monthly installments from March 2012	CPFL Energia guarantee
FINAME	77	81	Fixed rate 6%	72 monthly installments from October 2016	CPFL Energia guarantee
FINAME	154	171	TJLP + 2.70%	48 monthly installments from August 2016	CPFL Energia guarantee
FINAME	159	174	SELIC + 2.70%	48 monthly installments from August 2016	CPFL Energia guarantee
FINAME	90	100	Fixed rate 9.5%	36 monthly installments from September 2017	CPFL Energia guarantee
FINAME	473	515	Fixed rate 9.5%	48 monthly installments from February 2017	CPFL Energia guarantee and liens on equipment
FINAME	626	672	TJLP + 3.50%	48 monthly installments from August 2017	CPFL Energia guarantee and liens on equipment
Financial institutions
CPFL Santa Cruz
Banco do Brasil - Working capital	97,278	95,682	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	44,393	35,895	CDI + 0.27% to 1.33%(f)	12 semiannual installments from June 2015	CPFL Energia guarantee
Banco IBM - Working capital	-	5,180	CDI + 1.33% (f)	8 semiannual installments from January 2016	CPFL Energia guarantee
Banco IBM - Working capital	-	5,652	CDI + 1.27%	8 semiannual installments from February 2017	CPFL Energia guarantee
Banco IBM - Working capital	13,013	13,111	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	25,859	25,443	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
RGE Sul
Banco IBM - Capital de giro	7,369	-	CDI - 1.25%	Parcela única em dezembro de 2020	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital	1,299	1,279	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
Promissory notes	47,717	46,941	104.0% of CDI	1 installment in June 2018	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	618,186	630,309	109.5% of CDI (3)	1 installment in March 2019	CPFL Energia guarantee
CPFL Renováveis
Bradesco	208,444	204,934	CDI + 0.5%	8 annual installment from June 2013	No guarantee
Safra	182,871	194,006	105% of CDI	7 annual installments from January 2017 and May 2017	No guarantee
Banco BBM - Bank credit note	-	44,095	CDI + 3.40%	1 installment in March 2018	No guarantee
Banco BBM - Bank credit note	43,046	26,198	CDI + 1.90%	Interest semiannual and princial bullet	CPFL Renováveis guarantee
Deustche Bank - Bank credit note	47,861	46,966	CDI + 1.45%	Interest semiannual and princial bullet	CPFL Renováveis promissory note
Banco ABC - Promissory notes	96,524	102,006	CDI + 3.80%	4 semiannual installments from February 2017	No guarantee
Banco BBM - Promissory notes	64,810	63,582	CDI + 1.39%	1 installment in June 2018	CPFL Renováveis guarantee

Others
Eletrobrás
CPFL Paulista	2,273	2,410	RGR + 6% to 6.5%	120 monthly installments from January 2013	Receivables and promissory notes
RGE	3,522	3,988	RGR + 6%	120 monthly installments from May 2008	Receivables and promissory notes
RGE SUL	17,250	18,970	RGR + 6%	120 monthly installments from December 2008	Bank guarantee; assignment of credit rights; and promissory notes
Others	20,175	49,373
Subtotal local currency	6,095,659	6,165,427

Foreign currency
Measured at fair value
Financial institutions
CPFL Paulista
Bank of America Merrill Lynch	335,907	332,766	US$+Libor 3 months+1.35% (1)	1 installment in october 2018	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	-	148,930	US$+Libor 3 months+1.70% (2)	1 installment in September 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	167,398	165,826	US$ + Libor 3 months + 0.88% (1) (3) (g)	1 installment in February 2020	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	83,576	124,211	US$+Libor 3 months+0.80% (1) (f)	4 semiannual installments from September 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	83,945	83,783	US$ + 2.74% (1) (3)	1 installment in January 2019	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	-	498,061	US$ + Libor 3 months + 1.40% (1)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Mizuho Bank	166,971	248,189	US$+Libor 3 months+1.55% (1) (3) (f)	3 semiannual installments from March 2018	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	223,561	221,475	US$ + Libor 3 months + 2.7% (3)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
CPFL Piratininga
BNP Paribas	-	218,814	Euro + 1.6350% (1)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	209,730	207,743	US$ + Libor 3 months + 1.41% (1) (3)	2 annual installments from January 2019	CPFL Energia guarantee and promissory notes
Citibank	167,307	165,740	US$ + Libor 3 months + 1.35% (2) (3)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Sumitomo	167,953	166,346	US$ + Libor 3 months + 1.35% (1) (f)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	223,561	221,475	US$ + Libor 3 months + 2.7% (2) (3)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
RGE
Bank of Tokyo-Mitsubishi	-	59,793	US$ + Libor 3 months + 0.82%(1)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	274,469	271,893	US$ + Libor 3 months + 0.83%(1)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	223,561	221,475	US$ + Libor 3 months + 2.7% (1)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	174,158	172,592	US$ + 1.9275% (1)	1 installment in October 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	160,299	-	USD + 3.474% (1)	2 Parcelas anuais a partir de março 2021	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
Scotiabank	67,248	67,219	US$ + 3.37% (2)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Geração
China Construction Bank - Bank credit note	100,369	99,443	US$+Libor 3 months + 1.60% + 1.4% fee (2)	1 installment in June 2019	CPFL Energia guarantee and promissory notes
Scotiabank	119,364	119,314	US$ + 3.3703% (2) (3)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
Citibank	401,002	397,328	US$ + Libor 3 months + 1.41% (1) (3)	3 annual installments from September 2018	CPFL Energia guarantee and promissory notes
China Construction Bank - Bank credit note	33,426	33,120	US$ + Libor 3 months + 1.20% + 1.1% fee (1)	1 installment in September 2019	CPFL Energia guarantee and promissory notes
Scotiabank	168,378	165,572	US$ + 3.1259% (2) (3)	1 installment in December 2019	CPFL Energia guarantee
Paulista Lajeado
Banco Itaú	-	36,311	US$ + 3.196% (2)	1 installment in March 2018	CPFL Energia guarantee and promissory notes
CPFL Brasil
Scotiabank	45,251	45,161	US$ + 2.779% (1)	1 installment in August 2018	CPFL Energia guarantee and promissory notes
Scotiabank	11,759	11,731	US$ + 2.6201% (1)	1 installment in September 2020	CPFL Energia guarantee and promissory notes
Scotiabank	254,448	253,626	US$ + 2.2997% (1) (3) (4)	1 installment in September 2020	CPFL Energia guarantee and promissory notes
Scotiabank	161,424	159,060	US$ + 2.3073% (1) (3)	1 installment in October 2020	CPFL Energia guarantee and promissory notes

Mark to market	10,383	(58,552)

Total in foreign currency - fair value	4,035,447	4,858,445

Borrowing costs (*)	(32,879)	(31,816)

Total - Consolidated	10,098,227	10,992,057

The subsidiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais. corresponding to :
(1) 99% to 109% of CDI	(2) 109.1% to 119% of CDI
(3) The subsidiaries holds swap converting the operating cost of interest tax variation to fixed rate of 7.28% to 8.02%,for the year 2018.
(4) The operation swap represents 77% of the debt

Effective rate:
(to) 30% to 40% of CDI	(d) 70.1% to 80% of CDI		(g) 110.1% to 120% of CDI
(b) 40.1% to 50% of CDI	(e) 80.1% to 90% of CDI		(h) 120.1% to 130% of CDI
(c) 60.1% to 70% of CDI	(f) 100.1% to 110% of CDI

(*) In accordance with CPC 48/IFRS 9, this refers to borrowing costs directly attributable to the issuance of the respective debts.

(**) Syndicated transaction – borrowings in foreign currency, having as counterpart a group of financial institutions.

As segregated in the tables above, in conformity with CPC 48 and IFRS 9, the Group classified their debts as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit or loss.

The objective of the classification as financial liabilities of borrowings measured at fair value is to compare the effects of the recognition of income and expenses derived from marking to market of derivatives, debt-related derivatives, in order to obtain more relevant and consistent accounting information. At March 31, 2018, the balance of the borrowings measured at fair value was R$ 4,035,447 (R$ 4,858,445 at December 31, 2017).

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Changes in the fair values of these borrowings are recognized in the finance income/cost of the Group, except for the component of credit risk calculation, which is recorded in other comprehensive income. At March 31, 2018, the accumulated losses of R$ 10,383 (accumulated gains of R$ 58,552 at December 31, 2017) on marking the borrowings to market, offset by the gains of R$ 1,320 (losses of R$ 51,145 at December 31, 2017) of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (note 32), resulted in a total net gain of R$ 9,063 (R$ 7,407 at December 31, 2017).

The maturities of the principal of borrowings recorded in noncurrent liabilities are scheduled as follows:

Maturity	Consolidated
From April 1, 2019	1,478,737
2020	1,335,760
2021	1,161,144
2022	535,924
2023	373,998
2024 to 2028	1,184,222
2029 to 2033	391,312
2034 to 2038	66,406
Subtotal	6,527,503
Mark to market	8,689
Total	6,536,192

Main additions in the period:

		R$ thousand
Company	Bank / Credit issue	Total approved	Released in 2018	Released net of fundraising costs	Interest	Utilization
Local currency
RGE Sul (a)	IBM - CCB	7,360	7,360	7,360	Semiannually	Working capital
CPFL Serviços (a)	BNDES Safra - Finame	384	384	384	Quarterly	Acquisition of machinery and equipment
CPFL Renováveis (a)	BBM - CCB	16,000	16,000	14,821	Bullet	Working capital
CPFL Renováveis (a)	BNB - FNE	170,152	160,933	159,130	Monthly	Subsidiary's investment plan

Foreign currency
RGE	Lei 4131 - Tokyo-Mitsubishi	158,592	158,592	158,592	Quarterly	Capital de Giro

		352,488	343,269	340,287

(a) There is no restrictive financial covenant.

RESTRICTIVE COVENANTS

The borrowing agreements are subject to certain restrictive covenants, including covenants that require the Company and/or its subsidiaries to maintain certain financial ratios within pre-established parameters. Moreover, these agreements contain restrictive non-financial covenants, which are complied with as per the last measurement period.

For borrowings contracted or with releases of funds occurred in 2018, some contain covenants related to financial indicators as follows:

RGE Sul - Scotiabank (Law 4,131): (i) Net indebtedness divided by EBITDA, maximum of 3.75 and (ii) EBITDA divided by the minimum financial result of 2.25.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

For other debts, the details of the covenants are presented in the financial statements as of December 31, 2017.

The Group’s management monitors these ratios on a systematic and constant basis, so that all conditions are met. The Group’s management believes that all covenants and financial and non-financial clauses whose indicators are measured semiannually and annually are properly complied with, according to the last calculation period, in other words, June 30, 2017 and December 31, 2017, respectively.

(17)   DEBENTURES

	Consolidated
	As of December 31, 2017	Raised	Repayment	Interest, inflation adjustment	Exchange rates	As of March 31, 2018

Debentures	9,253,396	2,610,000	(1,110,491)	203,205	(176,074)	10,780,036
Borrowings costs	(76,870)	(2,406)	-	7,932	-	(71,344)
Total	9,176,526	2,607,594	(1,110,491)	211,137	(176,074)	10,708,692

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

		Consolidated
		March 31, 2018				December 31, 2017
		Current interest	Current	Noncurrent	Total	Current interest	Current	Noncurrent	Total
CPFL Paulista
7th Issue	Single series	3,939	126,250	252,500	382,689	17,134	126,250	378,750	522,134
8th Issue	1st series	374	-	217,446	217,819	1,669	-	215,310	216,980
8th Issue	2nd series	654	-	361,777	362,431	2,925	-	358,224	361,149
8th Issue	3rd series	260	-	132,700	132,960	1,161	-	131,397	132,558
9th Issue	Single series	21,184	-	1,380,000	1,401,184	-	-	-	-
		26,411	126,250	2,344,423	2,497,084	22,890	126,250	1,083,681	1,232,821

CPFL Piratininga
6th Issue	Single series	759	-	44,000	44,759	1,950	-	44,000	45,950
7th Issue	Single series	1,833	58,750	117,500	178,083	7,973	58,750	176,250	242,973
8th issue	2nd series	2,058	-	246,000	248,058	7,669	-	246,000	253,669
8th issue	1st series	380	-	61,740	62,120	1,174	-	61,125	62,299
9th Issue	Single series	3,053	-	215,000	218,053	-	-	-	-
		8,083	58,750	684,240	751,073	18,766	58,750	527,375	604,891

RGE
6th Issue	Single series	3,452	-	200,000	203,452	8,864	-	200,000	208,864
7th Issue	Single series	1,326	42,500	85,000	128,826	5,768	42,500	127,500	175,768
8th issue	2nd series	2,096	-	250,000	252,096	7,812	-	250,000	257,812
8th issue	1st series	833	-	133,908	134,741	2,573	-	132,573	135,146
9th Issue	Single series	3,314	-	220,000	223,314	-	-	-	-
		11,021	42,500	888,908	942,428	25,017	42,500	710,073	777,590

CPFL Santa Cruz
1st Issue	Single series	766	32,500	-	33,266	135	32,500	-	32,635
2nd Issue	Single series	2,589	-	190,000	192,589	-	-	-	-
		3,355	32,500	190,000	225,855	135	32,500	-	32,635

RGE SUL
4th Issue	Single series	8,724	-	827,000	835,724	16,662	-	1,100,000	1,116,662
6th Issue	Single series	9,631	-	520,000	529,631	312	-	220,000	220,312
		18,355	-	1,347,000	1,365,355	16,974	-	1,320,000	1,336,974

CPFL Brasil
3rd Issue	Single series	2,080	-	160,000	162,080	6,059	-	400,000	406,059
4th issue	Single series	1,744	115,000	-	116,744	-	-	-	-
		3,824	115,000	160,000	278,824	6,059	-	400,000	406,059

CPFL Geração
5th Issue	Single series	13,983	546,000	-	559,983	3,366	546,000	-	549,366
6th Issue	Single series	3,397	153,318	306,682	463,397	13,671	153,318	306,682	473,671
7th Issue	Single series	20,890	-	635,000	655,890	8,978	-	635,000	643,978
8th Issue	Single series	4,718	-	88,825	93,543	3,401	-	87,905	91,306
9th Issue	Single series	1,240	-	52,184	53,424	550	-	51,672	52,221
10th issue	Single series	2,882	190,000	-	192,882	-	-	-	-
		47,108	889,318	1,082,692	2,019,118	29,966	699,318	1,081,259	1,810,543
Parent company
5th Issue	Single series	-	-	-	-	2,817	-	186,000	188,817

CPFL Renováveis
1st Issue - SIIF (*)	1st to 12th series	2,030	45,708	457,081	504,819	762	44,968	449,678	495,408
1st Issue - PCH Holding 2	Single series	288	8,701	123,391	132,380	260	8,701	123,391	132,352
2nd Issue - DESA	Single series	41,883	43,329	21,671	106,883	39,857	43,329	21,671	104,857
1st Issue - Pedra Cheirosa I	Single series	-	-	-	-	1,617	64,653	-	66,270
1st Issue - Pedra Cheirosa II	Single series	-	-	-	-	1,481	59,203	-	60,684
1st Issue - Renováveis	Single series	9,497	64,500	258,000	331,997	2,970	64,500	258,000	325,470
2nd Issue - Renováveis	Single series	59	60,000	150,000	210,059	5,531	60,000	210,000	275,531
3rd Issue - Renováveis	Single series	7,736	98,657	197,343	303,736	2,169	98,657	197,343	298,169
4th Issue - Renováveis	1st series	62	-	200,000	200,062	4,534	-	200,000	204,534
5th Issue - Renováveis	Single series	11,978	12,000	88,000	111,978	9,716	12,000	88,000	109,716
7th Issue - Renováveis	Single series	2,907	-	256,084	258,991	6,244	-	253,529	259,773
		76,440	332,895	1,751,570	2,160,905	75,141	456,011	1,801,612	2,332,764

CERAN
1st Issue	1st series	5,636	106,000	212,000	323,636	181	106,000	212,000	318,181
1st Issue	2nd series	3,757	-	212,000	215,757	121	-	212,000	212,121
		9,393	106,000	424,000	539,393	302	106,000	424,000	530,302

Borrowing costs (**)		(4,956)	(9,834)	(56,555)	(71,344)	(7,580)	(8,745)	(60,546)	(76,870)

		199,035	1,693,379	8,816,277	10,708,692	190,489	1,512,584	7,473,454	9,176,526

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

		Quantity issued	Annual remuneration	Annual effective rate	Amortization conditions	Collateral
CPFL Paulista
7th Issue	Single series	50,500	CDI + 0.83% (2)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee
8th Issue	1st series	213,804	IPCA + 4,42%	IPCA + 4,42%	1 installment in September 2022	CPFL Energia guarantee
8th Issue	2nd series	355,718	IPCA + 4,66%	IPCA + 4,66%	2 annual instalments from September 2023	CPFL Energia guarantee
8th Issue	3rd series	130,478	IPCA + 5,05%	IPCA + 5,05%	3 annual instalments from September 2025	CPFL Energia guarantee
9th Issue	Single series	1,380,000	CDI + 0.48% (2)	106.0% of CDI	Parcela única em Janeiro de 2021	CPFL Energia guarantee

CPFL Piratininga
6th Issue	Single series	110	CDI + 0.8% (2)	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (2) (3)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee
8th issue	2nd series	246,000	109.5% CDI (2)	109.5% CDI	2 annual installments from February 2021	CPFL Energia guarantee
8th issue	1st series	60,000	IPCA + 5.2901%	IPCA + 5.2901%	2 annual installments from February 2021	CPFL Energia guarantee
9th Issue	Single series	215,000	CDI + 0.48% (2)	106.2% of CDI	Parcela única em Janeiro de 2021	CPFL Energia guarantee

RGE
6th Issue	Single series	500	CDI + 0.8% (2)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (4)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee
8th issue	2nd series	250,000	111.25% CDI (2)	111.25% CDI	2 annual installments from February 2021	CPFL Energia guarantee
8th issue	1st series	130,000	IPCA+ 5.3473%	IPCA+ 5.3473%	2 annual installments from February 2023	CPFL Energia guarantee
9th Issue	Single series	220,000	CDI + 0,48% (2)	106.2% of CDI	1 installment in January 2021	CPFL Energia guarantee

Companhia Luz e Força Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee
2nd Issue	Single series	190,000	CDI + 0,48%	106.3% of CDI	1 installment in January 2021	CPFL Energia guarantee

RGE SUL
4th Issue	Single series	110,000	114.50% of CDI (2) (5)	114.5% of CDI	2 annual installments from October 2019	CPFL Energia guarantee
6th Issue	Single series	520,000	CDI + 0.48% (2)	CDI + 0,48%	1 installment in December 2020	CPFL Energia guarantee

CPFL Brasil
3rd Issue	Single series	40,000	114.5% of CDI	114.5% of CDI	2 annual installments from October 2019	CPFL Energia guarantee
4th Issue	Single series	115,000	CDI + 0.27% (2)	106.1% of CDI	1 installment in January 2019	CPFL Energia guarantee

CPFL Geração
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (2)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee
7th Issue	Single series	63,500	CDI + 1.06% (2)	CDI + 1.11%	1 installment in April 2019	CPFL Energia guarantee
8th Issue	Single series	1	IPCA + 5.86% (1)	103.33% of CDI	1 installment in April 2019	CPFL Energia guarantee
9th Issue	Single series	50,000	IPCA+ 5.4764%	IPCA+ 5.4764%	1 installment in October 2021	CPFL Energia guarantee
10th Issue	Single series	190,000	CDI + 0,27% (2)	105,4% do CDI	1 installment in December 2018	CPFL Energia guarantee

Parent company
5th Issue	Single series	62,500	114.5% of CDI	114.5% of CDI	2 annual installments from October 2019	No guarantee

CPFL Renováveis
1st Issue - SIIF	1st to 12th series	432,299,666	TJLP + 1%	TJLP + 3.48%	39 semi-annual installments from 2009	Liens
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 2.6%	9 annual installments from June 2015 to 2023	CPFL Renováveis guarantee
2nd Issue - DESA	Single series	65	CDI + 1.34%	CDI + 3.03%	3 semi-annual installments from April de 2018	Unsecured
1st Issue - Pedra Cheirosa I	Single series	5,220	CDI + 1.90%	CDI + 4.74%	1 installment in March 2018	CPFL Renováveis guarantee
1st Issue - Pedra Cheirosa II	Single series	4,780	CDI + 1.90%	CDI + 4.76%	1 installment in March 2018	CPFL Renováveis guarantee
1st Issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 2.60%	9 annual installments from May 2015	Assignment of dividends of BVP and PCH Holding
2nd Issue - Renováveis	Single series	300,000	114% do CDI	129.39% CDI	5 annual instalments from 2017	Unsecured
3rd Issue - Renováveis	Single series	29,600	117.25% CDI	135.94% CDI	3 semi-annual installments from April de 2018	Unsecured
4th Issue - Renováveis	1st series	20,000	126% CDI	140.16% CDI	3 annual installments from September 2019	CPFL Energia guarantee
5th Issue - Renováveis	Single series	100,000,000	129.5% CDI	144.46% CDI	Semi-annual installments from June 2018	Liens of 60% of the quotas from Ludesa and contract credits Dobrevê guarantee
7th Issue - Renováveis	Single series	250,000	IPCA + 5.62%	IPCA + 6.14%	1 installment in the end of the contract	CPFL Energia guarantee

CERAN
1st Issue	1st series	318,000	107,75% CDI	109,82% of CDI	3 annual installments from December 2018	No guarantee
1st Issue	2nd series	212,000	107,75% CDI	109,82% of CDI	3 annual installments from December 2021	No guarantee

The subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 100.15% to 106.9% of CDI
(2) 107% to 107.9% of CDI
(3) 108% to 108.1% of CDI

(*) These debentures can be converted into shares and, therefore, are considered in the calculation of the dilutive effect for the earnings per share (note 24)

(**) In accordance with CPC 48/IFRS 9 this refers to borrowing costs directly attributable to the issuance of the respective debts.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

The maturities of the principal of debentures recognized in noncurrent liabilities are as follows:

Maturity	Consolidated
Frmo April 1, 2019	2,020,744
2020	1,848,245
2021	2,975,469
2022	980,523
2023	427,883
2024 to 2028	563,413
Total	8,816,277

Main additions in the period:

R$ thousand
Company	Issue	Quantity issued	Released in 2018	Released net of fundraising costs	Interest	Utilization
CPFL Paulista	9th issue	1,380,000	1,380,000	1,379,022	Semiannually	Subsidiary's investment plan, debt refinancing and working capital improvement
CPFL Piratininga	9th issue	215,000	215,000	214,739	Semiannually	Subsidiary's investment plan, debt refinancing and working capital improvement
CPFL Brasil	4th issue	115,000	115,000	114,848	Semiannually	Subsidiary's investment plan, debt refinancing and working capital improvement
CPFL Santa Cruz	2nd issue	190,000	190,000	189,737	Semiannually	Subsidiary's investment plan, debt refinancing and working capital improvement
RGE	9th issue	220,000	220,000	219,733	Semiannually	Subsidiary's investment plan, debt refinancing and working capital improvement
RGE Sul	6th issue	520,000	300,000	299,677	Semiannually	Subsidiary's investment plan, debt refinancing and working capital improvement
CPFL Geração	10th issue	190,000	190,000	189,838	Semiannually	Subsidiary's investment plan, debt refinancing and working capital improvement
			2,610,000	2,607,594

RESTRICTIVE COVENANTS

The debenture agreements are subject to certain restrictive covenants, including covenants that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. Moreover, these agreements contain restrictive non-financial covenants, which are complied with as per the last  measurement period.

Debentures issued in 2018 are subject to covenants that require the maintenance, by the Company, of the following financial ratios: (i) Debt indebtedness divided by EBITDA lower than 3.75 and (ii) EBITDA divided by the financial result higher 2.25.

The Group’s management monitors these ratios on a systematic and constant basis, so that all conditions are met. The Group’s management believes that all covenants and clauses whose indicators are measured semiannually and annually are properly complied with, according to the last calculation period, in other words, June 30, 2017 and December 31, 2017, respectively.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

(18)   PRIVATE PENSION PLAN

The subsidiaries have supplementary retirement and pension plans for their employees, the characteristics of which are described in note 18 to the financial statements for the year ended December 31, 2017.

18.1   Movements in the defined benefit plans

The movements in net liability occurred in the period are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total liability
Net actuarial liability at December 31, 2017	690,000	141,724	16,424	-	77,623	925,771
Expenses (income) recognized in the statement of profit or loss	15,583	4,093	388	(47)	2,461	22,478
Sponsors' contributions transferred during the year / period	(14,470)	(5,908)	(200)	(1,756)	(1,852)	(24,187)
Effect of asset ceiling	-	-	-	1,803	-	1,803
Net actuarial liability at March, 2018	691,112	139,909	16,612	-	78,232	925,864
Other contributions	11,675	602	71	3	31	12,383
Total liability	702,787	140,511	16,683	3	78,263	938,247

Current						66,133
Noncurrent						872,113

The income and expenses recognized as cost of the operation are shown below:

	1st quarter 2018 accomplished
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Service cost	209	1,091	20	44	698	2,061
Interest on actuarial obligations	105,271	28,657	2,527	8,388	12,055	156,898
Expected return on plan assets	(89,897)	(25,655)	(2,159)	(8,988)	(10,292)	(136,990)
Effect of asset ceiling	-	-	-	509	-	509
Total expense (income)	15,583	4,093	388	(47)	2,461	22,477

	1st quarter 2017 accomplished
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Service cost	177	788	18	68	722	1,773
Interest on actuarial obligations	119,153	31,890	2,858	9,349	12,732	175,982
Expected return on plan assets	(98,205)	(28,367)	(2,359)	(9,354)	(10,639)	(148,924)
Total expense (income)	21,125	4,311	517	63	2,815	28,831

The main assumptions considered in the actuarial calculation, based on the actuarial reports prepared as of December 31, 2017 and 2016, were as follows:

	CPFL Paulista, CPFL Geração and CPFL Piratininga		RGE		RGE Sul
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Nominal discount rate for actuarial liabilities:	9.51% p.a.	10.99% p.a.	9.51% p.a.	10.99% p.a.	9.51% p.a.	10.99% p.a.
Nominal return rate on plan assets:	9.51% p.a.	10.99% p.a.	9.51% p.a.	10.99% p.a.	9.51% p.a.	10.99% p.a.
Estimated rate of nominal salary increase:	6.08% p.a.**	7.00% p.a.	6.13% p.a.	8.15% p.a.	6.10% a.a.	7.29% p.a.
Estimated rate of nominal benefits increase:	4.00% p.a.	5.00% p.a.	4.00% p.a.	5.00% p.a.	4.00% p.a.	5.00% p.a.
Estimated long-term inflation rate (basis for determining the nominal rates above)	4.00% p.a.	5.00% p.a.	4.00% p.a.	5.00% p.a.	4.00% p.a.	5.00% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-2000 (-10)	BREMS sb v.2015	BREMS sb v.2015	BREMS sb v.2015	AT-2000
Biometric table for the onset of disability:	Low Light	Low Light	Medium Light	Medium Light	Medium Light	Medium Light
Expected turnover rate:	ExpR_2012	ExpR_2012*	Null	Null	Null	Null
Likelihood of reaching retirement age:	100% when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible
(*) FUNCESP experience, with aggravation of 40%
(**) Estimated rate of nominal salary increase of 6.39% p.a. for CPFL Piratininga

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

(19)   REGULATORY CHARGES

	Consolidated
	March 31, 2018	December 31, 2017
Financial compensation for the use of water resources	1,052	1,256
Global reversal reserve - RGR	17,342	17,545
ANEEL inspection fee -TFSEE	2,072	2,061
Energy development account - CDE	124,128	262,213
Tariff flags and others	599	298,525
Total	145,194	581,600

Energy development account – CDE: Refers to (i) quota for the return of CDE contribution for the period from January, 2013 to January, 2014 in the amount of R$47,479 (R$47,429 at December 31, 2017) and (ii) quota for the return of Regulated Contracting Environment Account (“ACR account”) contribution for the period from February to December, 2014, in the amount of R$76,649 (R$76,649 at December 31, 2017.) At December 31, 2017, there was also a balance relating to the CDE annual quota for 2017, in the amount of R$138,135. The subsidiaries matched the amounts payable and the amounts receivable – CDE (note 11) of the first quarter of 2017, in the amount of R$2,213 (R$102,641 in the first quarter of 2017.)

(20)   TAXES, FEES AND CONTRIBUTIONS

	Consolidated
	March 31, 2018	December 31, 2017
Current
IRPJ (corporate income tax)	73,475	59,026
CSLL (social contribution on net income)	28,035	22,430
Income tax and social contribution	101,510	81,457

ICMS (State VAT)	384,230	403,492
PIS (tax on revenue)	34,227	32,486
COFINS (tax on revenue)	158,034	141,757
Others	43,307	51,111
Other taxes, fees and contributions	619,798	628,846

Total current	721,308	710,303

Noncurrent
PIS (tax on revenue)	2,960	18,839
COFINS (tax on revenue)	16,459	18,839
Other taxes, fees and contributions	16,459	18,839

Total noncurrent	16,459	18,839

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

(21)   PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	March 31, 2018		December 31, 2017
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits

Labor	229,725	129,494	224,258	122,194

Civil	279,099	97,256	291,388	97,100

Tax
FINSOCIAL	34,846	96,724	33,473	95,903
Income Tax	151,217	387,456	150,020	382,884
Others	179,593	142,482	163,798	140,289
	365,656	626,662	347,291	619,077

Others	103,836	811	98,196	1,620

Total	978,316	854,224	961,134	839,990

The movements in the provision for tax, civil, labor and other risks are shown below:

	Consolidated
	As of December 31, 2017	Additions	Reversals	Payments	Monetary adjustment	As of March 31, 2018
Labor	224,258	10,222	(6,514)	(6,526)	8,285	229,725
Civil	291,388	10,800	(10,432)	(19,419)	6,762	279,099
Tax	347,291	11,167	968	(270)	6,500	365,656
Others	98,196	12,287	(5,108)	(4,595)	3,054	103,836
Total	961,134	44,476	(21,086)	(30,811)	24,602	978,316

The provision for tax, civil, labor and other risks was based on the assessment of the risks of losing the lawsuits to which the Group is part, where the likelihood of loss is probable in the opinion of the outside legal counselors and the Management of the Group.

The details of the nature of the provision for tax, civil, labor and other risks and escrow deposits are presented in the Note 21 of the financial statements at December 31, 2017.

Possible losses

The Group is part to other lawsuits in which Management, supported by its external legal counselors, believes that the chances of a successful outcome are possible, that is, it is more likely than not that there will be no disbursement for these cases due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote.

The claims relating to possible losses at March 31, 2018 and December 31, 2017 were as follows:

	Consolidated
	March 31, 2018	December 31, 2017

Labor	791,521	686,538	Work accidents, risk premium for dangerousness at workplace and overtime
Civil	1,355,712	1,178,671	Personal injury, environmental impacts and overfed tariffs
Tax	5,466,484	5,100,151	ICMS, FINSOCIAL, PIS and COFINS, and Income tax
Regulatory	172,984	140,695	Technical, commercial and economic-financial supervisions
Total	7,786,702	7,106,055

Tax – there is a discussion about the deductibility for income tax of the expense recognized in 1997 relating to the commitment assumed in regard to the pension plan of employees of the subsidiary CPFL Paulista with

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Fundação CESP in the estimated amount of R$ 1,280,004. In January 2016, the subsidiary obtained court decisions that authorized the replacement of the escrow deposits related to these lawsuits with financial guarantees (letter of guarantee and performance bond), for which the withdrawals on behalf of the subsidiary occurred in 2016. There is an appeal by the Office of Attorney-General of the National Treasury in both cases, without suspensive effect, which is pending a decision of the Federal Regional Court. Concurrently, in February 2017, there was a decision for the refund of the amount related to interest incurred on one of the deposits withdrawn. Therefore, the subsidiary made an escrow deposit of R$ 206,874.

With respect to labor contingencies, the Group informs that, as described in note 22 to the financial statements as of December 31, 2017, there is a discussion regarding the possibility of changing the adjustment index adopted by the Labor Court, and the discussion status has not changed since then and the risk remains as possible.

Based on the opinion of their outside legal counselors, the Group’s management believes that the amounts provided for reflect the current best estimate.

(22)   OTHER PAYABLES

	Consolidated
	Current		Noncurrent
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Consumers and concessionaires	113,722	93,068	45,129	44,473
Energy efficiency program - PEE	190,541	186,621	104,669	110,931
Research & Development - P&D	99,453	103,308	75,676	68,780
EPE / FNDCT / PROCEL	23,762	15,612	-	-
Reversion fund	-	-	17,322	17,750
Advances	366,187	300,214	23,408	22,255
Tariff discounts - CDE	23,684	25,040	-	-
Provision for socio environmental costs	16,415	16,360	99,718	107,814
Payroll	13,967	20,747	-	-
Profit sharing	96,889	80,518	14,724	16,273
Collection agreements	74,585	72,483	-	-
Guarantees	-	-	5,738	5,959
Business combination	7,046	6,927	-	-
Others	34,896	40,408	43,410	32,654
Total	1,061,146	961,306	429,795	426,889

Advances: refer mainly to advances from customers in relation to advance billing by the subsidiary CPFL Renováveis, before the energy or service has actually been provided or delivered.

(23)   EQUITY

The shareholders’ interest in the Company’s Equity at March 31, 2018 and December 31, 2017 is shown below:

	Number of shares
	March 31, 2018		December 31, 2017
Shareholders	Common shares	Interest %	Common shares	Interest %
State Grid Brazil Power Participações S.A.	730,435,698	71.76%	730,435,698	71.76%
Camargo Correa S.A.	27,435	0.00%	27,435	0.00%
ESC Energia S.A.	234,086,204	23.00%	234,086,204	23.00%
Members of the Executive Board	189	0.00%	189	0.00%
Other shareholders	53,365,220	5.24%	53,365,220	5.24%
Total	1,017,914,746	100.00%	1,017,914,746	100.00%

The details of the items included in equity are described in the financial statements for the year ended December 31, 2017.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

(24)   EARNINGS PER SHARE

Earnings per share – basic and diluted

The calculation of the basic and diluted earnings per share as the 1st quarter ended at March 31, 2018 and 2017 was based on the profit of the period attributable to controlling shareholders and the weighted average number of common shares outstanding period:

	1st quarter 2018	1st quarter 2017
Numerator
Profit attributable to controlling shareholders	443,783	245,886
Denominator
Weighted average number of shares held by shareholders	1,017,914,746	1,017,914,746

Earnings per share - basic and diluted	0.44	0.24

For the periods ended March 31, 2018 and 2017, the calculation of earnings per share was not affected by the effects of debentures convertible into shares and by share-based payment of the indirect subsidiary CPFL Renováveis, due to the fact that they presented antidilutive effects.

(25)   NET OPERATING REVENUE

	Consolidated
	Number of Consumers		In GWh		R$ thousand
Revenue from Electric Energy Operations	March 31, 2018	December 31, 2017	1st quarter 2018	1st quarter 2017	1st quarter 2018	1st quarter 2017
Consumer class
Residential	8,383,834	8,210,466	5,291	5,129	3,117,458	3,177,388
Industrial	59,498	60,822	3,375	3,459	1,159,349	1,243,388
Commercial	542,582	548,218	2,753	2,829	1,434,467	1,526,521
Rural	360,154	355,693	1,236	1,099	352,401	329,769
Public administration	60,704	61,104	374	367	192,918	200,059
Public lighting	11,323	11,105	504	480	154,050	154,790
Public services	9,858	9,693	571	497	238,326	239,845
(-) Adjustment of revenues from excess demand and excess reactive power	-	-	-	-	-	(24,279)
Billed	9,427,953	9,257,101	14,104	13,860	6,648,969	6,847,482
Own consumption	-	-	9	9	-	-
Unbilled (net)	-	-		-	98,474	(25,630)
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers	-	-	-	-	(2,942,052)	(2,591,483)
Electricity sales to final consumers	9,427,953	9,257,101	14,113	13,869	3,805,391	4,230,369

Furnas Centrais Elétricas S.A.			709	746	134,086	134,600
Other concessionaires and licensees			3,570	3,217	698,245	571,552
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers			-	-	(17,855)	(12,476)
Spot market energy			573	1,421	166,128	244,650
Electricity sales to wholesalers			4,852	5,385	980,604	938,326

Revenue due to Network Usage Charge - TUSD - Captive Consumers					2,959,906	2,603,958
Revenue due to Network Usage Charge - TUSD - Free Consumers					579,240	526,309
(-) Compensation for non-compliance with technical indicators					(16,380)	-
(-) Adjustment of revenues from excess demand and excess reactive power					-	(6,797)
Revenue from construction of concession infrastructure					370,562	416,039
Sector financial asset and liability (Note 8)					373,547	(565,003)
Concession financial asset - Adjustment of expected cash flow (Note 10)					64,857	48,923
Energy development account - CDE - Low-income, Tariff discounts - judicial injunctions, and other tariff discounts					376,741	423,974
Other revenues and income					143,028	114,287
Other operating revenues					4,851,501	3,561,690
Total gross operating revenue					9,637,497	8,730,385
Deductions from operating revenues
ICMS					(1,424,269)	(1,467,326)
PIS					(149,685)	(135,803)
COFINS					(689,516)	(625,490)
ISS					(3,528)	(2,922)
Global reversal reserve - RGR					(247)	(716)
Energy development account - CDE					(897,671)	(830,156)
Research and development and energy efficiency programs					(48,593)	(41,102)
PROINFA					(35,275)	(43,905)
Tariff flags and others					(7,096)	(36,603)
IPI					(1)	(43)
FUST and FUNTEL					-	(11)
Others					(6,962)	(7,531)
					(3,262,842)	(3,191,606)

Net operating revenue					6,374,654	5,538,779

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

25.1   Adjustment of revenues from excess demand and excess reactive power

The tariff regulation procedure (Proret), sub item 2.7 Other revenues, approved by ANEEL Normative Resolution No. 463 of November 22, 2011, determined that revenues of the distribution subsidiaries received as a result of excess demand and excess reactive power, from the contractual tariff review date for the 3rd periodic tariff review, must be accounted for as special obligations, in specific sub-accounts, and will be amortized from the next tariff review. Beginning May 2015 for subsidiary CPFL Piratininga, September 2015 for subsidiary Companhia Jaguari de Energia (CPFL Santa Cruz) and November 2017 for subsidiaries CPFL Paulista and RGE Sul due to the 4th cycle of periodic tariff review, this special obligation started being amortized and the new values from the excess demand and excess reagents started being recognized in sector financial assets and liabilities and will only be amortized when the 5th cycle of periodic tariff review is approved.

25.2   Periodic tariff review (“RTP”) and Annual tariff adjustment (“RTA”)

		2018		2017
Subsidiary	Month	RTA	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April (b)	12.68%	16.90%	-0.80%	-10.50%
CPFL Piratininga	October	(c)	(c)	7.69%	17.28%
RGE	June	(c)	(c)	3.57%	5.00%
RGE Sul	April (b)	18.45%	22.47%	-0.20%	-6.43%
Companhia Luz e Força Santa Cruz	March	(c)	(c)	-1.28%	-8.42%
CPFL Leste Paulista	March	(c)	(c)	0.77%	-4.15%
Companhia Jaguari de Energia (CPFL Santa Cruz)	March	5.71%	(c)	2.05%	-2.56%
CPFL Sul Paulista	March	(c)	(c)	1.63%	-10.73%
CPFL Mococa	March	(c)	(c)	1.65%	-3.28%

(a)   Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment.

(b)   As described in note 34, in April 2018 the subsidiaries CPFL Paulista and RGE Sul adjusted their tariffs.

(c)   The respective adjustments for 2017 have not yet occurred.

(d)   As mentioned in note 12.5.2, at March 31, 2018, the EGM approved the grouping of subsidiaries Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia e Companhia Luz and Força de Mococa In accordance with Normative Resolution 716, of May 3, 2016, until the first tariff review of the grouped concessionaire, which will take place in March 2021, ANEEL may apply the procedure that divides over time the variation in the tariffs of the former concessions and the unified tariff. This occurred in the tariff adjustment of March 2018.

On March 13, 2018, the ANEEL published REH No. 2,376, which set the average annual tariff adjustment of Companhia Jaguari de Energia (“CPFL Santa Cruz”), effective as of March 22, 2018, at 5.71%, 4.41% regarding the economic tariff adjustment and 1.30% regarding relevant financial components. The average effect to be perceived by consumers of the original concessions are:

	Jaguari	Mococa	Leste Paulista	Sul Paulista	Santa Cruz
Effect perceived by consumers	21.15%	3.40%	7.03%	7.50%	5.32%

25.3   Energy Development Account (CDE) – Low income, other tariff subsidies and tariff discounts - injunctions

All details on the CDE contribution are described in notes 25.3 to the financial statements as of December 31, 2017.

In the first quarter of 2018, a revenue of R$376,741 was recognized (R$423,974 in the first quarter of 2017), considering (i) R$21,114 for low-income subsidy (R$28,034 in the first quarter of 2017), (ii) R$350,771 for

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

other tariff discounts (R$338,425 in the first quarter of 2017), and (iii) R$4,857 for tariff discounts – CCRBT injunctions and subsidy (R$57,514 in the first quarter of 2018); These items were recorded as a balancing item to other receivables in line item Receivables – Eletrobrás (note 11) and other payables in line item Tariff discounts – CDE (note 22.)

25.4  Tariff flags

The system of Tariff Flags application is described in note 25.4 to the financial statements as of December 31, 2017.

In the first quarter of 2018, ANEEL approved the tariff flags billed for November and December 2017 and January 2018. The amount approved in this period was R$350,508. Out of this amount, R$297,354, referring to November and December 2017, were used to offset part of the sector financial asset and liability (note 8) and R$53,154, referring to the January 2018 approval, due to Closing Order No. 4,356 of December 22, 2017, were classified as sector financial asset. The amount of R$588, with respect to the tariff flag billed for February and March 2018, was not approved and is recorded in regulatory fees (note 17.)

25.5    Energy development account (“CDE”)

ANEEL, by means of Ratifying Resolution (“REH”) No. 2,358 of December 19, 2017, amended by REH No. 2,368 of February 9, 2018, established the definitive annual quotas of CDE for the year 2018. These quotas comprise: (i) annual quota of the CDE – USAGE account; and (ii) quota of the CDE – Energy account, related to part of the CDE contributions received by the electric energy distribution concessionaires in the period from January 2013 to January 2014, which should be charged from consumers and passed on to the CDE Account in up to five years from the RTE of 2015. Furthermore, by means of REH No. 2.004 of December 15, 2015, ANEEL established another quota intended for the amortization of the ACR Account, whose amount were updated by REH No. 2.231, of April 25, 2017, with payment and transfer to the CDE Account for the tariff period of October 2017 to September 2018.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

(26)   COST OF ELECTRIC ENERGY

	Consolidated
	GWh		R$ thousand
Electricity purchased for resale	1st quarter 2018	1st quarter 2017	1st quarter 2018	1st quarter 2017
Itaipu Binacional	2,739	2,908	558,432	557,997
PROINFA	-	-	85,875	70,885
Energy purchased through auction in the regulated market and bilateral contracts / Spot market	11,886	15,498	2,975,166	2,692,811
PIS and COFINS credit	-	-	(318,198)	(303,309)
Subtotal	18,465	19,368	3,301,275	3,018,384

Electricity network usage charge
Basic network charges			567,440	247,875
Transmission from Itaipu			62,191	14,893
Connection charges			32,196	30,037
Charges for use of the distribution system			9,567	11,286
System service charges - ESS net of CONER pass through			46,875	(82,663)
Reserve energy charges - EER			65,914	-
PIS and COFINS credit			(71,736)	(19,158)
Subtotal			712,446	202,270

Total			4,013,721	3,220,654

(27)      OPERATING COSTS AND EXPENSES

	Parent company
	Operating expense
	General and administrative
	1st quarter 2018	1st quarter 2017
Personnel	6,565	14,112
Materials	35	36
Third party services	1,873	2,158
Depreciation and amortization	48	54
Others	724	806
Leases and rentals	1	198
Publicity and advertising	2	209
Donations, contributions and subsidies	-	15
Others	721	385
Total	9,246	17,166

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

	Consolidated
	Operating costs		Services rendered to third parties		Operating expenses
					Sales		General and administrative		Other		Total
	1st quarter 2018	1st quarter 2017	1st quarter 2018	1st quarter 2017	1st quarter 2018	1st quarter 2017	1st quarter 2018	1st quarter 2017	1st quarter 2018	1st quarter 2017	1st quarter 2018	1st quarter 2017
Personnel	216,403	203,595	-	-	40,701	42,524	80,641	86,364	-	-	337,745	332,483
Private Pension Plans	22,477	28,831	-	-	-	-	-	-	-	-	22,477	28,831
Materials	56,926	48,611	191	139	1,938	2,594	3,567	3,751	-	-	62,622	55,095
Third party services	64,313	67,335	613	504	37,984	43,638	78,022	73,776	-	-	180,932	185,253
Depreciation and amortization	296,668	277,980	-	-	1,070	1,326	20,938	25,017	-	-	318,676	304,323
Costs of infrastructure construction	-	-	370,559	414,627	-	-	-	-	-	-	370,559	414,627
Others	13,146	43,374	(2)	(3)	46,946	59,136	20,707	72,656	96,532	82,877	177,329	258,040
Collection fees	-	2,303	-	-	20,106	16,518	-	-	-	-	20,106	18,821
Allowance for doubtful accounts	-	-	-	-	26,420	46,696	-	-	-	-	26,420	46,696
Leases and rentals	14,448	12,354	-	-	-	28	3,347	4,635	-	-	17,795	17,017
Publicity and advertising	-	1	-	-	-	-	2,265	2,884	-	-	2,265	2,885
Legal, judicial and indemnities	-	-	-	-	-	-	12,284	55,119	-	-	12,284	55,119
Donations, contributions and subsidies	13	25	-	-	-	2	1,127	1,128	-	-	1,140	1,155
Gain (loss) on disposal, retirement and other noncurrent assets	-	2,944	-	-	-	-	-	-	30,898	10,823	30,898	13,767
Amortization of concession intangible asset	-	-	-	-	-	-	-	-	71,508	72,116	71,508	72,116
Fee for the use of water	2,192	2,265	-	-	-	-	-	-	-	-	2,192	2,265
Impairment reversal	-	-	-	-	-	-	-	-	(5,837)	-	(5,837)	-
Others	(3,507)	23,483	(2)	(3)	420	(4,108)	1,684	8,890	(37)	(62)	(1,442)	28,200
Total	669,933	669,727	371,361	415,267	128,640	149,218	203,875	261,564	96,533	82,877	1,470,342	1,578,653

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

(28)   FINANCE INCOME (COSTS)

	Parent company		Consolidated
	1st quarter 2018	1st quarter 2017	1st quarter 2018	1st quarter 2017
Financial income
Income from financial investments	191	1,073	66,386	160,204
Late payment interest and fines	-	1	69,523	73,435
Adjustment for inflation of tax credits	213	1,198	2,540	2,526
Adjustment for inflation of escrow deposits	2	10	8,804	13,237
Adjustment for inflation and exchange rate changes	-	8	22,742	30,406
Discount on purchase of ICMS credit	-	-	6,732	2,922
Adjustments to the sector financial asset (Note 8)	-	-	7,105	-
PIS and COFINS on other finance income	(346)	(305)	(11,666)	(14,659)
Others	7,024	3,780	24,986	12,641
Total	7,084	5,764	197,151	280,711

Financial expenses
Interest on debts	(3,855)	(22,951)	(343,232)	(485,294)
Adjustment for inflation and exchange rate changes	(109)	(23)	(119,132)	(183,606)
(-) Capitalized interest	-	-	6,209	24,157
Adjustments to the sector financial liability (Note 8)	-	-	(4,663)	(27,175)
Use of public asset	-	-	(3,802)	(3,386)
Others	(1,345)	(132)	(40,052)	(41,544)
Total	(5,309)	(23,106)	(504,671)	(716,850)

Finance expense, net	1,775	(17,341)	(307,519)	(436,138)

Interests were capitalized at an average rate of 8.05% p.a. in the 1st quarter of 2018 (10.63% p.a. in the 1st quarter of 2017) on qualifying assets, in accordance with CPC 20 (R1) and IAS 23.

In line item of adjustment for inflation and exchange rate changes, the expense includes the effects of gains of R$ 16,528 in the 1st quarter of 2018 (loss of R$ 290,752 in the 1st quarter of 2017) on derivative instruments (note 32).

(29)   SEGMENT INFORMATION

The segregation of the Group’s operating segments is based on the internal financial information and management structure and is made by type of business: electric energy distribution, electric energy generation (conventional and renewable sources), electric energy commercialization and services rendered activities.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Prices charged between segments are determined based on similar market transactions. Note 1 presents the subsidiaries according to their areas of operation and provides further information on each subsidiary and its business line and segment.

As of 2018, due to the way the Group’s new management monitors the segment results, intangible assets acquired in business combination that were previously allocated to the respective segments started to be presented in the parent company in which it is recorded, in the segment “Others.” In order to keep the comparability, 2017' information are been disclosed in the same criteria.

The information segregated by segment is presented below, according to the criteria established by the Group’s officers:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

1st quarter 2018	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Total	Other (*)	Elimination	Total
Net operating revenue	5,199,141	170,270	277,556	709,823	17,864	6,374,654	-	-	6,374,654
(-) Intersegment revenues	1,617	111,185	105,997	111	93,795	312,705	-	(312,705)	-
Cost of electric energy	(3,450,874)	(18,550)	(70,466)	(691,078)	-	(4,230,967)	-	217,246	(4,013,721)
Operating costs and expenses	(957,507)	(23,245)	(85,301)	(11,093)	(89,101)	(1,166,249)	(9,367)	95,459	(1,080,157)
Depreciation and amortization	(180,504)	(30,147)	(157,687)	(612)	(5,504)	(374,455)	(15,730)	-	(390,184)
Income from electric energy service	611,873	209,513	70,099	7,151	17,053	915,688	(25,096)	-	890,592
Equity	-	85,356	-	-	-	85,356	-	-	85,356
Finance income	136,438	20,463	30,140	10,846	1,778	199,664	7,096	(9,609)	197,151
Finance expenses	(241,145)	(88,328)	(159,354)	(18,139)	(2,005)	(508,971)	(5,309)	9,609	(504,671)
Profit (loss) before taxes	507,165	227,003	(59,115)	(142)	16,826	691,738	(23,309)	-	668,428
Income tax and social contribution	(186,611)	(45,123)	(13,406)	(295)	(3,857)	(249,292)	267	-	(249,024)
Profit (loss) for the year	320,554	181,880	(72,521)	(436)	12,969	442,446	(23,042)	-	419,404
Total assets (**)	21,868,519	7,210,593	12,663,107	1,206,221	459,693	43,408,132	9,293,449	(11,535,222)	41,166,359
Purchases of PP&E and intangible assets	366,374	1,256	44,049	794	13,220	425,693	221		425,914

1st quarter 2017(**)	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Total	Other (*)	Elimination	Total
Net operating revenue	4,456,742	192,607	253,536	616,809	18,323	5,538,018	761	-	5,538,779
(-) Intersegment revenues	2,301	106,611	117,397	3,757	82,731	312,796	-	(312,796)	-
Cost of electric energy	(2,807,321)	(21,973)	(53,271)	(569,201)	-	(3,451,765)	-	231,111	(3,220,654)
Operating costs and expenses	(1,025,878)	(61,401)	(81,191)	(10,815)	(83,404)	(1,262,690)	(21,209)	81,685	(1,202,214)
Depreciation and amortization	(173,640)	(30,026)	(150,833)	(907)	(4,412)	(359,818)	(16,621)	-	(376,439)
Income from electric energy service	452,206	185,818	85,637	39,643	13,237	776,541	(37,069)	-	739,472
Equity	-	79,709	-	-	-	79,709	-	-	79,709
Finance income	177,375	50,677	38,890	7,103	2,580	276,626	8,817	(4,731)	280,711
Finance expenses	(358,873)	(151,604)	(167,044)	(18,250)	(1,187)	(696,958)	(24,623)	4,731	(716,850)
Profit (loss) before taxes	270,708	164,601	(42,517)	28,496	14,631	435,918	(52,875)	-	383,043
Income tax and social contribution	(105,350)	(27,559)	(12,146)	(9,670)	(3,901)	(158,625)	7,703	-	(150,922)
Profit (loss) for the year	165,358	137,042	(54,664)	18,826	10,730	277,293	(45,172)	-	232,121
Total assets (**)	22,040,918	7,113,427	12,856,002	1,378,814	454,961	43,844,122	9,103,854	(11,665,064)	41,282,912
Purchases of PP&E and intangible assets	347,451	286	282,681	119	12,036	642,573	556	-	643,129

(*) Others – refer basically to assets and transactions which are not related to any of the identified segments.

(**)For total assets, the balances refer to December 31, 2017.

(30)   RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   State Grid Brazil Power Participações S.A.

Indirect subsidiary of State Grid Corporation of China, a Chinese state-owned company primarily engaged in developing and operating businesses in the electric energy sector.

•   ESC Energia S.A.

Subsidiary of State Grid Brazil Power Participações S.A.

The direct and indirect interests in operating subsidiaries are described in note 1.

Controlling shareholders, subsidiaries, associates, joint ventures and entities under common control and that in some way exercise significant influence over the Company and its subsidiaries and associates were considered as related parties.

The main transactions are listed below:

a)     Purchase and sale of energy and charges - refer basically to energy purchased or sold by distribution, commercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, when conducted in the free market, are carried out under conditions considered by the Company as similar to market conditions at the time of the trading, according to internal policies previously established by the Company’s management. When conducted in the regulated market, the prices charged are set through mechanisms established by the regulatory authority.

b)     Intangible assets, Property, plant and equipment, Materials and Service – refer to the purchase of equipment, cables and other materials for use in distribution and generation activities and contracting of services such as construction and information technology consultancy.

c)     Advances – refer to advances for investments in research and development.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

To ensure that the trading transactions with related parties are conducted under usual market conditions, the Group set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, of the Company and an independent member, which analyzes the main transactions with related parties.

The total compensation of key management personnel in the 1st quarter of 2018, in accordance with CVM Decision 560/2008, was R$ 19,893 (R$ 26,050 in the 1st quarter of 2017). This amount comprises R$ 19,403 (R$ 25,750 in the 1st quarter of 2017) in respect of short-term benefits and R$ 489 (R$ 300 in the 1st quarter of 2017) of post-employment benefits, and refers to the amount recognized on an accrual basis.

Transactions with entities under common control basically refers to transmission system charge paid by the Company’s subsidiaries to the direct or indirect  subsidiaries of State Grid Corporation of China.

Transactions involving controlling shareholders, entities under common control or  significant influence and joint ventures:

	Consolidated
	Asset		Liability		Income		Expense
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	1st quarter 2018	1st quarter 2017	1st quarter 2018	1st quarter 2017
Advances
BAESA – Energética Barra Grande S.A.	-	-	682	691	-	-	-	-
Foz do Chapecó Energia S.A.	-	-	967	979	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	1,198	1,212	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	435	440	-	-	-	-

Energy purchases and sales, and charges
Entities under common control (State Grid Corporation of China' subsidiaries)	-	-	448	13,330	-	-	38,622	19,880
BAESA – Energética Barra Grande S.A.	-	-	1,543	13,169	-	-	3,847	10,200
Foz do Chapecó Energia S.A.	-		39,524	37,415	-	-	99,319	92,528
ENERCAN - Campos Novos Energia S.A.	836	823	49,708	51,381	-	2,174	68,961	69,793
EPASA - Centrais Elétricas da Paraiba			22,137	19,458	-	-	30,727	35,447

Intangible assets, property, plant and equipment, materials and services rendered
BAESA – Energética Barra Grande S.A.	3	153	-	-	401	387	-	-
Foz do Chapecó Energia S.A.	4	2	-	-	440	292	-	-
ENERCAN - Campos Novos Energia S.A.	-	152	-	-	4	410	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	479	416	-	-	73	53	-	-

Intragroup loans
EPASA - Centrais Elétricas da Paraíba S.A.	-	-	-	-	1	327	-	-

Dividends and interest on capital						-	-	-
BAESA – Energética Barra Grande S.A.	108	108	-	-	-	-	-	-
Chapecoense Geração S.A.	32,734	32,734	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	21,184	21,184	-	-	-	-	-	-

Others
Instituto CPFL	9	-	203	-	-	-	1,018	457

(31)      RISK MANAGEMENT

The risk management structure and the main risk factors that affect the Group’s business are disclosed in note 32 to the financial statements for the year ended December 31, 2017.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

(32)   FINANCIAL INSTRUMENTS

The main financial instruments, at fair value and/or the carrying amount is significantly different of the respective fair value, classified in accordance with the Group’s accounting practices, are:

					Consolidated
					March 31, 2018
	Note	Category	Measurement	Level (*)	Carrying amount	Fair value
Assets
Cash and cash equivalent	5	(a)	(2)	Level 1	2,041,232	2,041,232
Cash and cash equivalent	5	(a)	(2)	Level 2	987,746	987,746
Derivatives	32	(a)	(2)	Level 2	401,843	401,843
Derivatives - Zero-cost collar	32	(a)	(2)	Level 3	56,441	56,441
Concession financial asset - distribution	10	(a)	(2)	Level 3	6,577,655	6,577,655
					10,064,917	10,064,917

Liabilities
Borrowings - principal and interest	16	(b)	(1)	Level 2 (***)	6,070,936	5,980,993
Borrowings - principal and interest (**)	16	(a)	(2)	Level 2	4,027,291	4,027,291
Debentures - Principal and interest	17	(b)	(1)	Level 2 (***)	10,708,691	10,632,465
Derivatives	32	(a)	(2)	Level 2	78,487	78,487
					20,885,405	20,719,236
(*) Refers to the hierarchy for fair value measurement

(**) As a result of the initial designation of this financial liability, the consolidated  balances  reported  a  loss  of  R$ 68,935 in the 1st quarter of 2018 (a loss of R$ 55,887 in the 1st quarter of 2017).

(***) Only for disclosure purposes, in accordance with CPC 40 (R1) / IFRS 7

Key
Category:	Measurement:
(a) - Measured at fair value through profit or loss	(1) - Measured at amortized cost
(b) - Other financial liabilities	(2) - Measured at fair value

The financial instruments for which the carrying amounts approximate the fair values, due to their nature, at the end of the reporting period are:

•       Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) intercompany loans between associates, subsidiaries and parent company, (iv) receivables – CDE, (v) concession financial asset – transmission companies, (vi) pledges, funds and restricted deposits, (vii) services rendered to third parties, (viii) collection agreements and (ix) sector financial asset;

•       Financial liabilities: (i) trade payables, (ii) regulatory charges, (iii) use of public asset, (iv) consumers and concessionaires, (v) FNDCT/EPE/PROCEL, (vi) collection agreement, (vii) reversal fund, (viii) payables for business combination, (ix) tariff discounts – CDE and (x) sector financial liability.

In addition, in the 1st quarter of 2018 there were no transfers between the fair value hierarchy levels.

a)    Measurement of financial instruments

As mentioned in note 4, the fair value of a security corresponds to its maturity value (redemption value) adjusted to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest curve, in Brazilian reais.

CPC 40 (R1) and IFRS 7 require the classification into a three-level hierarchy for fair value measurement of financial instruments, based on observable and unobservable inputs related to the measurement of a financial instrument at the measurement date.

CPC 40 (R1) and IFRS 7 also define observable inputs as market data obtained from independent sources and unobservable inputs as those that reflect market assumptions.

The three levels of the fair value hierarchy are:

Level 1: Quoted prices in an active market for identical instruments;

Level 2: Observable inputs other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Level 3: Instruments whose relevant factors are not observable market inputs.

As the distribution concessionaries classified the respective concession financial assets as fair value through profit or loss, the relevant factors for fair value measurement are not publicly observable. Therefore, the fair value hierarchy classification is level 3. The movements and respective gains (losses) in profit for or loss at the 1st quarter are R$ 66,637 (R$ 48,923 in the 1st quarter of 2017) and the main assumptions are described in note 10.

Additionally, the main assumptions used in the fair value measurement of the zero-cost collar derivative, the fair value hierarchy of which is Level 3, are disclosed in note 32 b.1.

The Company recognizes in “Investments at cost” in the interim financial statements the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154,140 common shares and 18,593,070 preferred shares. As Investco’s shares are not traded on the stock exchange and the main objective of its operations is to generate electric energy for commercialization by the shareholders holding the concession, the Company opted to recognize the investment at cost.

b)    Derivatives

The Group has the policy of using derivatives to hedge against the risks of fluctuations in exchange and interest rates, without any speculative purposes. The Group has currency hedges in a volume compatible with the net exchange exposure, including all assets and liabilities tied to exchange rate changes.

The hedging instruments entered into by the Group are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodic adjustments. Furthermore, in 2015 the subsidiary CPFL Geração contracted a zero-cost collar derivative (see item b.1 below).

As a large part of the derivatives entered into by the subsidiaries have their terms fully aligned with the hedged debts, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated for the accounting recognition at fair value (note 16). Other debts that have terms different from the derivatives contracted as a hedge continue to be recognized at amortized cost. Furthermore, the Group did not adopt hedge accounting for transactions with derivative instruments.

At March 31, 2018, the Group had the following swap transactions, all traded on the over-the-counter market:

	Fair values (carrying amounts)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net (3)	Gain (loss) on mark to market	Currency / index	Maturity range	Notional
Derivatives to hedge debts designated at fair value
Exchange rate hedge
CPFL Paulista
Bank of Tokyo-Mitsubishi	24,512	-	24,512	24,692	(180)	Dollar	Mar 2019	117,400
Bank of America Merrill Lynch	33,978	-	33,978	33,547	431	Dollar	Mar 2019	116,600
J.P.Morgan	16,989	-	16,989	16,774	215	Dollar	Mar 2019	58,300
J.P.Morgan	14,945	-	14,945	15,448	(503)	Dollar	Jan 2019	67,613
Bank of Tokyo-Mitsubishi	22,702	-	22,702	23,679	(977)	Dollar	Feb 2020	142,735
Bank of America Merrill Lynch	2,306	-	2,306	2,169	138	Dollar	Oct 2018	329,500
Bradesco	-	(2,159)	(2,159)	(3,514)	1,354	Dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(1,861)	(1,861)	(3,501)	1,640	Dollar	May 2021	59,032
Citibank	-	(2,000)	(2,000)	(3,507)	1,507	Dollar	May 2021	59,032
Citibank	-	(2,036)	(2,036)	(3,531)	1,495	Dollar	May 2021	59,032
	115,432	(8,056)	107,376	102,256	5,120
CPFL Piratininga
Citibank	50,102	-	50,102	49,544	558	Dollar	Mar 2019	117,250
Bradesco	27,810	-	27,810	28,158	(348)	Dollar	Apr 2018	55,138
J.P.Morgan	27,811	-	27,811	28,160	(348)	Dollar	Apr 2018	55,138
Citibank	39,300	-	39,300	38,191	1,109	Dollar	Jan 2020	169,838
Bradesco	-	(2,159)	(2,159)	(3,514)	1,354	Dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(1,861)	(1,861)	(3,501)	1,640	Dollar	May 2021	59,032
Citibank	-	(2,000)	(2,000)	(3,507)	1,507	Dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(906)	(906)	(1,761)	855	Dollar	May 2021	29,516
Citibank	-	(1,018)	(1,018)	(1,765)	747	Dollar	May 2021	29,516
	145,023	(7,944)	137,079	130,004	7,074
RGE
Bank of Tokyo-Mitsubishi	1,462	-	1,462	1,593	(130)	Dollar	Mar 2022	158,592
Bank of Tokyo-Mitsubishi	103,930	-	103,930	105,138	(1,209)	Dollar	May 2018	168,346
Bank of Tokyo-Mitsubishi	1,188	-	1,188	2,987	(1,799)	Dollar	Oct 2018	169,260
Bradesco	-	(2,159)	(2,159)	(3,514)	1,354	Dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(1,861)	(1,861)	(3,501)	1,640	Dollar	May 2021	59,032
Citibank	-	(2,000)	(2,000)	(3,507)	1,507	Dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(1,812)	(1,812)	(3,521)	1,710	Dollar	May 2021	59,032
	106,580	(7,832)	98,748	95,675	3,073

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Companhia Jaguari de Energia (CPFL Santa Cruz)
Scotiabank	-	(85)	(85)	381	(466)	CDI	Jul 2019	65,936

CPFL Brasil
Scotiabank	-	(741)	(741)	(527)	(214)	Dollar	Aug 2018	45,360
Scotiabank	6,943	-	6,943	15,917	(8,974)	Dollar	Sep 2020	249,989
Scotiabank	1,142	-	1,142	6,653	(5,510)	Dollar	Oct 2020	150,011
	8,085	(741)	7,344	22,043	(14,699)

CPFL Geração
Scotiabank	-	(151)	(151)	676	(828)	Dollar	Jul 2019	117,036
Votorantim	-	(2,204)	(2,204)	(4,397)	2,193	Dollar	Jun 2019	104,454
Bradesco	1,214	-	1,214	736	478	Dollar	Sep 2019	32,636
Citibank	4,353	-	4,353	3,008	1,345	Dollar	Sep 2020	397,320
Scotiabank	-	(11,271)	(11,271)	(9,300)	(1,972)	Dollar	Dec 2019	174,525
	5,567	(13,627)	(8,060)	(9,277)	1,217

Subtotal	380,687	(38,285)	342,402	341,083	1,320

Derivatives to hedge debts not designated at fair value
Price index hedge
CPFL Geração
Santander	10,578	-	10,578	8,868	1,710	IPCA	Apr 2019	35,235
J.P.Morgan	10,578	-	10,578	8,868	1,710	IPCA	Apr 2019	35,235
	21,156	-	21,156	17,737	3,419
Interest rate hedge (1)
CPFL Paulista
Goldman	-	(3,228)	(3,228)	(189)	(3,039)	CDI	Jan 2019	682,489
Santander	-	(295)	(295)	(3)	(292)	CDI	Jan 2019	116,600
Bradesco	-	(833)	(833)	(62)	(771)	CDI	Jan 2019	142,735
Itaú	-	(4,509)	(4,509)	(106)	(4,403)	CDI	Jan 2019	1,380,000
	-	(8,866)	(8,866)	(360)	(8,506)
CPFL Piratininga
Bank of America Merrill Lynch	-	(271)	(271)	(11)	(260)	CDI	Jan 2019	71,786
Santander	-	(1,496)	(1,496)	(116)	(1,379)	CDI	Jan 2019	246,000
Bradesco	-	(1,397)	(1,397)	(105)	(1,293)	CDI	Jan 2019	259,000
Itaú	-	(3,142)	(3,142)	(233)	(2,909)	CDI	Jan 2019	523,214
	-	(6,306)	(6,306)	(465)	(5,841)
RGE
Bank of America Merrill Lynch	-	(1,021)	(1,021)	(7)	(1,014)	CDI	Jan 2019	343,873
Santander	-	(1,153)	(1,153)	(82)	(1,071)	CDI	Jan 2019	220,000
Bradesco	-	(1,078)	(1,078)	(81)	(998)	CDI	Jan 2019	200,000
Itaú	-	(1,402)	(1,402)	(99)	(1,302)	CDI	Jan 2019	236,127
	-	(4,655)	(4,655)	(269)	(4,386)
RGE Sul
Goldman	-	(3,947)	(3,947)	(101)	(3,846)	CDI	Jan 2019	1,100,000

CPFL Geração
Goldman	-	(2,363)	(2,363)	(127)	(2,236)	CDI	Jan 2019	597,090
Santander	-	(5,979)	(5,979)	(402)	(5,577)	CDI	Jan 2019	1,222,320
Bradesco	-	(3,763)	(3,763)	(290)	(3,472)	CDI	Jan 2019	617,520
Itaú	-	(1,790)	(1,790)	(136)	(1,655)	CDI	Jan 2019	291,561
	-	(13,895)	(13,895)	(955)	(12,940)
CPFL Brasil
Santander	-	(603)	(603)	(43)	(560)	CDI	Jan 2019	115,000
Bradesco	-	(1,930)	(1,930)	(147)	(1,783)	CDI	Jan 2019	335,000
	-	(2,533)	(2,533)	(190)	(2,342)

Subtotal	26,063	-	26,063	17,881	8,182

Other derivatives (2)
CPFL Geração
Itaú	19,673	-	19,673	2,401	17,272	Dollar	Sep 2020	19,975
Votorantim	16,246	-	16,246	1,973	14,273	Dollar	Sep 2020	19,975
Santander	20,522	-	20,522	2,317	18,205	Dollar	Sep 2020	25,248
Subtotal	56,441	-	56,441	6,691	49,750

Total	458,284	(78,487)	379,797	363,170	16,627

Current	341,350	(40,943)
Noncurrent	116,934	(37,544)

For further details on terms and information on debts and debentures, see notes 16 and 17
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces according to the amortization of the debt.
(2) Due to the characteristics of this derivative (zero-cost collar), the notional amount is presented in U.S. dollar.
(3) The value at cost are the derivative amount without the respective mark to market, while the notional refers to the contracted accrual

	Consolidated
	As of December 31, 2017	Interest, inflation adjustment, exchange rate and MTM	Repayment	As of March 31, 2018
Derivatives
To hedge debts designated at fair value	526,148	(2,959)	(182,106)	341,083
To hedge debts not designated at fair value	17,881	2,977	(5,462)	15,396
Other (zero cost collar)	-	6,691	-	6,691
Mark to market (*)	9,095	7,532	-	16,627
	553,124	14,241	(187,568)	379,797

As mentioned above, certain subsidiaries elected to mark to market debts for which they have fully debt-related derivatives instruments (note 16).

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

The Group has recognized gains and losses on their derivatives. However, as these derivatives are used as a hedging instrument, these gains and losses minimized the impacts of fluctuations in exchange and interest rates on the hedged debts. For the quarters ended at March 31, 2018 and 2017, the derivatives generated the following impacts on the consolidated profit or loss, recognized in the line item of Finance costs on adjustment for inflation and exchange rate changes:

		Gain (Loss)
Company	Hedged risk / transaction	1st quarter 2018	1st quarter 2017
CPFL Paulista	Interest rate variation	1,117	(157)
CPFL Paulista	Exchange variation	(8,150)	(152,589)
CPFL Paulista	Mark to Market	12,890	12,818
CPFL Piratininga	Interest rate variation	274	(65)
CPFL Piratininga	Exchange variation	1,447	(57,615)
CPFL Piratininga	Mark to Market	12,020	5,315
RGE	Interest rate variation	219	(33)
RGE	Exchange variation	3,468	(48,474)
RGE	Mark to Market	4,509	4,702
RGE SUL	Interest rate variation	(101)	-
RGE SUL	Mark to Market	(3,855)	-
CPFL Geração	Interest rate variation	1,658	(217)
CPFL Geração	Exchange variation	7,551	(63,822)
CPFL Geração	Mark to Market	(5,354)	18,947
CPFL Santa Cruz	Exchange variation	-	(1,102)
CPFL Santa Cruz	Mark to Market	-	111
CPFL Leste Paulista	Exchange variation	-	(1,102)
CPFL Leste Paulista	Mark to Market	-	111
CPFL Sul Paulista	Exchange variation	-	(1,102)
CPFL Sul Paulista	Mark to Market	-	111
CPFL Jaguari	Exchange variation	26	(1,102)
CPFL Jaguari	Mark to Market	(614)	111
Paulista Lajeado Energia	Exchange variation	(464)	(2,405)
Paulista Lajeado Energia	Mark to Market	(41)	(374)
CPFL Brasil	Interest rate variation	(190)	-
CPFL Brasil	Exchange variation	(147)	(3,007)
CPFL Brasil	Mark to Market	(9,736)	188
		16,528	(290,752)

b.1) Zero-cost collar derivative transactions entered into by CPFL Geração

In 2015, the subsidiary CPFL Geração entered into a transaction involving put options and call options in US$, both having the same institution as counterpart, and that combined are featured as a transaction usually known as zero-cost collar. Entering into this transaction does not have any speculative purpose, inasmuch as it is aimed at minimizing any negative impacts on future revenue of the joint venture ENERCAN, which has electric energy sale agreements with annual adjustment of part of the tariff based on the dollar variation. In addition, according to Management’s view, the scenario in 2015 was favorable to enter into this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there is no initial cost for this type of transaction.

The total amount contracted was US$ 111,817, with due dates between October 1, 2015 and September 30, 2020. At March 31, 2018, the total amount contracted was US$ 65,197, considering the options already settled until this date. The strike prices of the dollar options vary from R$ 4.20 to R$ 4.40 for put options and from R$ 5.40 to R$7.50 for call options.

These options were measured at fair value in a recurring manner, as required by IFRS 9 /CPC 48. The fair value of the options that are part of this transaction was calculated based on the following assumptions:

Valuation technique(s) and key information

We used the Black Scholes Option Pricing Model, which aims to obtain the fair price of the options involving the following variables: value of the asset, strike price of the option, interest rate, term and volatility.

Significant unobservable inputs	Volatility determined based on the average market pricing calculations, future dollar and other variables applicable to this specific transaction, with average variation of 17.35%.
Relationship between unobservable inputs and fair value (sensitivity)

A slight rise in long-term volatility, analyzed separately, would result in an insignificant increase in fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount (asset) would increase by R$ 664, resulting in a net asset of R$ 57,105.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

The following table reconciles the opening and closing balances of the call and put options for the 1st quarter of 2018, as required by IFRS 13/CPC 46:

	Consolidated
	Asset	Liability	Net
As of December 31, 2017	52,058	-	52,058
Measurement at fair value	4,384	-	4,384
As of March 31, 2018	56,441	-	56,441

 The fair value measurement of these financial instruments was recognized as finance income in the statement of profit or loss for the period, and no effects were recognized in other comprehensive income.

c)     Sensitivity analysis

In compliance with CVM Instruction No. 475/2008, the Group performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising changes in exchange and interest rates.

When the risk exposure is considered asset, the risk to be taken into account is a reduction in the pegged indexes, due to a consequent negative impact on the Group’s profit or loss. Similarly, if the risk exposure is considered liability, the risk is of an increase in the pegged indexes and the consequent negative effect on the profit or loss. The Group therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA, TJLP and SELIC), as shown below:

c.1)  Changes in exchange rates

Considering that the net exchange rate exposure at March 31, 2018 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

	Consolidated
			Decrease (increase)
Instruments	Exposure (a)	Risk	Exchange depreciation (b)	Currency appreciation of 25% (c)	Currency appreciation of 50% (c)
Financial liability instruments	(4,037,647)		(99,004)	935,159	1,969,322
Derivatives - Plain Vanilla Swap	4,060,937		99,575	(940,553)	(1,980,681)
Total	23,290	drop in the dollar	571	(5,394)	(11,359)

			Decrease (increase)
Instruments	Exposure US$ thousand	Risk	Currency depreciation (b)	Currency depreciation of 25% (c)	Currency depreciation of 50% (c)
Derivatives zero-cost collar	65,197 (d)	raise in the dollar	(59,012)	(80,862)	(102,712)

(a) The exchange rate considered at 03/31/2018 was R$ 3.32 per US$ 1.00.

(b) As per the exchange rate curves obtained from information made available by B3 S.A., with the exchange rate being considered at R$ 3.41, and the currency depreciation at 2.45% for US$.

(c) As required by CVM Instruction No. 475/2008, the percentage increases in the ratios applied refer to the information made available by the B3 S.A..

(d) Owing to the characteristics of this derivative (zero-cost collar), the notional amount is presented in US$.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Except for the zero-cost collar, as the net exchange exposure of the dollar for the other derivative instruments is an asset, the risk is a drop in the dollar, therefore, the exchange rate is appreciated by 25% and 50% in relation to the probable exchange rate.

c.2)   Changes in interest rates

Assuming that: (i) the scenario of net exposure of the financial instruments indexed to floating interest rates at March 31, 2018 is maintained, and (ii) the respective annual indexes accumulated in the last 12 months, for this base date, remain stable (CDI 6.39% p.a.; IGP-M 0.2% p.a.; TJLP 6.75% p.a.; IPCA 2.72% p.a. and SELIC 8.03% p.a.), besides the debts with exposure in fixed rate indexes the effects that would be recognized in the consolidated interim financial statements for the next 12 months would be a net finance cost of R$ 856,020 (costs of CDI R$ 116,133, IGP-M R$ 112,TJLP R$ 259,717 and the residual amount in fixed rate R$ 669,474 and finance income of SELIC R$ 37,111 and IPCA R$ 152,305). In the event of fluctuations in the indexes according to the three scenarios defined, the amount of the net finance cost would be impacted by:

	Consolidated
	Exposure (a)	Risk	Decrease (raise)
Instruments			Scenario I (a)	Raising/Drop index by 25% (b)	Raising/Drop index by 50% (b)
Financial asset instruments	3,658,347		(6,219)	50,668	107,555
Financial liability instruments	(10,458,017)		17,779	(144,844)	(307,466)
Derivatives - Plain Vanilla Swap	4,982,255		(8,470)	69,004	146,478
	(1,817,415)	CDI apprec.	3,090	(25,172)	(53,433)

Financial liability instruments	(55,757)	IGP-M apprec.	(1,522)	(1,931)	(2,339)

Financial liability instruments	(3,847,663)	TJLP apprec.	5,771	(57,715)	(121,201)

Financial liability instruments	(1,316,030)		(15,003)	(2,303)	10,397
Derivatives - Plain Vanilla Swap	96,930		1,105	170	(766)
Concession financial asset	6,818,568		77,732	11,932	(53,867)
	5,599,468	drop in the IPCA	63,834	9,799	(44,236)

Sectorial financial assets and liabilities	595,975		(10,310)	(19,697)	(29,084)
Financial liability instruments	(133,820)		2,315	4,423	6,530
	462,155	drop in the SELIC	(7,995)	(15,274)	(22,554)

Total	340,788		63,178	(90,293)	(243,763)

(a)   The CDI, IGP-M, TJLP, IPCA and SELIC indexes considered of: 6.22%, 2.93%, 6.60%, 3.86% and 6.30%, respectively, were obtained from information available in the market.

(b)   As required by CVM Instruction 475/2008, the percentages of increase or decrease were applied to the indexes in scenario I.

(33)   NON-CASH TRANSACTIONS

	Consolidated
	March 31, 2018	December 31, 2017
Other transactions
Interest capitalized in property, plant and equipment	2,442	19,503
Interest capitalized in concession intangible asset - distribution infrastructures	3,767	4,654
Reversal of provision for socio environmental costs capitalized in property, plant and equipment	9,725	-
Transfers between property, plant and equipment and other assets	2,881	1,102

(34)   SIGNIFICANT FACT AND EVENTS AFTER THE REPORTING PERIOD

34.1.Periodic Tariff Revision – CPFL Paulista and Annual Tariff Adjustment RGE Sul

On April 3, 2018, ANEEL published Resolution No. 2,381, related to the fourth periodic tariff revision (RTP), which set the average tariff adjustment of the subsidiary CPFL Paulista, effective as of April 8, 2018, at

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

12.68%, 8.67% related to the economic tariff adjustment and 4.01% related to relevant financial components. Total average effect to be perceived by consumers is 16.90%.

On April 17, 2017, ANEEL published Resolution No. 2,385, which set the average tariff adjustment of the subsidiary RGE Sul, effective as of April 19, 2018, at 18.45%, 11.57% related to the economic tariff adjustment and 6.88% related to relevant financial components. The total average effect to be perceived by consumers is 22.47%.

34.2.  Dividend

At the Annual and Extraordinary General Meeting on April 27, 2018, the allocation of the profit for 2017 through declaration of minimum mandatory dividend in the amount of R$280,191 was approved.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of March 31, 2018:

Shareholders	Common shares	Interest - %
State Grid Brazil Power Participações Ltda.	730,435,698	71.76
ESC Energia S.A.	234,086,204	23.00
Other shareholders	53,392,844	5.25
Total	1,017,914,746	100.00

Quantity and characteristic of secutiries held by directly or indirectly Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of March 31, 2018 and December 31, 2017:
	March 31, 2018		December 31, 2017
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	964,521,902	94.75	964,521,902	94.75
Administrator	-	-	-	-
Members of the Executive Officers	189	0.00	189	0.00
Members of the Board of Directors	-	-	-	-
Fiscal Council Members	-	-	-	-
Other shareholders	53,392,655	5.25	53,392,655	5.25
Total	1,017,914,746	100.00	1,017,914,746	100.00
Outstanding shares - free float	53,392,655	5.25	53,392,655	5.25

SHAREHOLDING STRUCTURE									1st quarter of 2018
CPFL ENERGIA S/A									Per units shares		Date of last change
#	1 - SHAREHOLDERS OF THE COMPANY	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		964,521,902	94.75%	100.00%	-	0.00%	0.00%	964,521,902	94.75%
1.1	Esc Energia S.A.	15.146.011/0001-51	234,086,204	23.00%	100.00%	-	0.00%	0.00%	234,086,204	23.00%	January 23, 2017
1.2	State Grid Brazil Power Participações Ltda.	26.002.119/0001-97	730,435,698	71.76%	100.00%	-	0.00%	0.00%	730,435,698	71.76%	November 30, 2017
	Noncontrolling shareholders		53,392,844	5.25%	100.00%	-	0.00%	0.00%	53,392,844	5.25%
1.3	Board of Directors members	07.341.926/001-90	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	November 30, 2017
1.4	Executive Office members		189	0.00%	100.00%	-	0.00%	0.00%	189	0.00%	November 30, 2017
1.5	Other shareholders		53,392,655	5.25%	100.00%	-	0.00%	0.00%	53,392,655	5.25%
	Total		1,017,914,746	100.00%	100.00%	-	0.00%	0.00%	1,017,914,746	100.00%
	2 - Entity: 1.1 Esc Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
1.1.1	State Grid Brazil Power Participações Ltda.	26.002.119/0001-97	1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%	January 23, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
	3 - Entity: 1.2 State Grid Brazil Power Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		14,299,999,999	100.00%	100.00%	-	0.00%	0.00%	14,299,999,999	100.00%
1.2.1	International Grid Holdings Limited		14,299,999,999	100.00%	100.00%	-	0.00%	0.00%	14,299,999,999	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.2	Top View Grid Investment Limited		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%	July 31, 2017
1.2.3	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		14,299,999,999	100.00%	100.00%	-	0.00%	0.00%	14,299,999,999	100.00%
	4 - Entity: 1.2.1 International Grid Holdings Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.2.1.1	State Grid International Development Limited		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
	5 - Entity: 1.2.2 Top View Grid Investment Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.2.2.1	State Grid International Development Limited		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.2.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
	6 - Entity: 1.2.1.1 State Grid International Development Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		21,429,327,845	100.00%	100.00%	-	0.00%	0.00%	21,429,327,845	21.32%
1.2.1.1.1	State Grid International Development Co., Ltd		21,429,327,845	100.00%	100.00%	-	0.00%	0.00%	21,429,327,845	21.32%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	79,091,019,116	100.00%	100.00%	79,091,019,116	78.68%
1.2.1.1.2	State Grid Overseas Investment Ltd		-	0.00%	0.00%	79,091,019,116	100.00%	100.00%	79,091,019,116	78.68%	July 31, 2017
1.2.1.1.3	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		21,429,327,845	100.00%	21.32%	79,091,019,116	100.00%	78.68%	100,520,346,961	100.00%
	7 - Entity: 1.2.1.1.1 State Grid International Development Co., Ltd	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%
1.2.1.1.1.1	State Grid Corporation of China		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.1.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%
	8 - Entity: 1.2.1.1.2 State Grid Overseas Investment Ltd	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%
1.2.1.1.2.1	State Grid Corporation of China		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.1.2.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

INDEPENDENT AUDITORS' REPORT

KPMG Auditores Independentes

Av. Coronel Silva Telles, 977 - 10º andar, Cambuí

13024-001 - Campinas/SP – Brasil

Edifício Dahruj Tower

Caixa Postal 737 - CEP 13012-970 - Campinas/SP - Brasil

Telephone +55 (19) 3198-6000, Fax +55 (19) 3198-6205

www.kpmg.com.br

INDEPENDENT AUDITORS’ REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Shareholders and Board Directors of

CPFL Energia S.A.

Campinas - SP

Introduction

We have reviewed the individual and consolidated, interim financial information, of CPFL Energia S.A. (“the Company”), included in the Quarterly Information Form (ITR), for the quarter ended March 31, 2018, which comprises the statement of financial position as of March 31, 2018 and the respective statements of profit or loss and other comprehensive income for the three month period then ended, and the changes in equity and cash flows for the three month period then ended, comprising the explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with CPC 21(R1) Technical Pronouncement - Interim Financial Information and International Standard IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board - IASB, and for presentation of this interim financial information in accordance with the rules issued by Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the quarterly information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and international standard on interim review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is substantially less than an audit conducted in accordance with auditing standards and, consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information referred above is not prepared, in all material respects, in accordance with CPC 21(R1) and the IAS 34, issued by IASB, applicable to the preparation of the Quarterly Information and presented in accordance with the rules issued by Brazilian Securities and Exchange Commission (CVM).

Other matters - Statements of Value Added

The individual and consolidated interim financial information, related to statements of value added (DVA) for the three month period ended March 31, 2018, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Campinas, May 7, 2018

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Marcio José dos Santos

Accountant CRC 1SP252906/O-0

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Management declaration on financial statements

In compliance with the provisions in items V and VI of article 25 of the Brazilian Securities & Exchange Commission (CVM) Instruction No. 480, of December 7, 2009, as amended by CVM Instruction No. 586, of June 8, 2017, the chief executive officers and the officers of CPFL Energia S.A, a publicly traded company, with its registered office at Rodovia Engo Miguel Noel Nascentes Burnier, km 2,5, Parque São Quirino - Campinas - SP -  Brasil, enrolled with the National Register of Legal Entities (CNPJ ) under No. 02.429.144/0001-93, hereby stated that:

a)     they have reviewed and discussed, and agree with, the opinions expressed in the opinion of KPMG Auditores Independentes on the interim financial statements of CPFL Energia of March 31, 2018;

b)     they have reviewed and discussed, and agree with, the interim financial statements of CPFL Energia of March 31, 2018;

Campinas, May 7, 2018.

__________________________________ André Dorf Chief Executive Officer, holding also the function of Chief Business Development Officer
__________________________________ Yumeng Zhao Deputy Chief Executive Officer
Gustavo Pinto Gachineiro Chief Institutional Relations Officer	Gustavo Estrella Chief Financial and Investor Relations Officer

__________________________________ Wagner Luiz Schneider de Freitas Chief Business Planning and Management Officer	__________________________________ Karin Regina Luchesi Chief Market Operations Officer

__________________________________ Luis Henrique Ferreira Pinto Chief Regulated Operations Officer

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements –ITR–  Date: March 31, 2018 - CPFL Energia S.A.

Management declaration on independent auditors’ report

In compliance with the provisions in items V and VI of article 25 of the Brazilian Securities & Exchange Commission (CVM) Instruction No. 480, of December 7, 2009, as amended by CVM Instruction No. 586, of June 8, 2017, the chief executive officers and the officers of CPFL Energia S.A, a publicly traded company, with its registered office at Rodovia Engo Miguel Noel Nascentes Burnier, km 2,5, Parque São Quirino - Campinas - SP -  Brasil, enrolled with the National Register of Legal Entities (CNPJ ) under No. 02.429.144/0001-93, hereby stated that:

a)     they have reviewed and discussed, and agree with, the opinions expressed in the opinion of KPMG Auditores Independentes on the interim financial statements of CPFL Energia of March 31, 2018;

b)     they have reviewed and discussed, and agree with, the interim financial statements of CPFL Energia of March 31, 2018;

Campinas, May 7, 2018.

__________________________________ André Dorf Chief Executive Officer, holding also the function of Chief Business Development Officer
__________________________________ Yumeng Zhao Deputy Chief Executive Officer
Gustavo Pinto Gachineiro Chief Institutional Relations Officer	Gustavo Estrella Chief Financial and Investor Relations Officer

__________________________________ Wagner Luiz Schneider de Freitas Chief Business Planning and Management Officer	__________________________________ Karin Regina Luchesi Chief Market Operations Officer

__________________________________ Luis Henrique Ferreira Pinto Chief Regulated Operations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 7, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.